Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-129197

The information in this prospectus supplement is not complete and may be changed. The registration statement filed with the Securities and Exchange Commission relating to these securities has been declared effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, nor are we soliciting an offer to buy, these securities in any jurisdiction in which the offer or sale is not permitted.

Subject to Completion, dated December 1, 2005

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 1, 2005)

1,800,000 Shares

Common Stock

We are offering 1,800,000 shares of our common stock.

Our common stock is traded on the Nasdaq National Market under the symbol “CRDN.” On November 29, 2005, the last reported sale price of our common stock was $46.56 per share.

We are concurrently offering $100.0 million principal amount, or $110.0 million principal amount if the underwriters exercise their over-allotment option in full, of senior subordinated convertible notes due 2035 pursuant to a separate prospectus supplement.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-5 of this prospectus supplement.

PRICE $        .         A SHARE

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 270,000 shares of common stock from us to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery to purchasers on or about December     , 2005.

Joint Book-Running Managers

Citigroup	Needham & Company, LLC	Wachovia Securities

Co-Managers

Adams Harkness	JMP Securities	Wedbush Morgan Securities Inc.

The date of this prospectus supplement is December     , 2005

ceradyne, inc.

ADVANCED TECHNICAL CERAMICS

SIZE MEDIUM
STRIKE FACE
SIZE MEDIUM
STRIKE FACE

Ceramic Body Armor

Ceradyne's ESAPI lightweight ceramic body armor provides soldiers with protection against bullets from automatic weapons.

TETRABOR® Boron Carbide

Ceradyne's subsidiary, ESK Ceramics, is a world leader in the production of boron carbide powders used in the manufacture of armor systems, nuclear waste material storage containers and other industrial products.

Diesel Engine and Wear Parts

Ceradyne's sintered reaction bonded silicon nitride (SRBSN) valve train components can replace steel parts in applications where enhanced strength and improved friction properties are required.

EKasic® Silicon Carbide

ESK Ceramics produces a wide range of industrial seals and bushings for use in pumps and chemical processing facilities.

Evaporation Boats

ESK Ceramics' evaporation boats are used to coat plastic, paper and other packaging materials with a thin layer of aluminum or copper that acts as a moisture barrier to preserve food.

PROSPECTUS SUPPLEMENT

Unless stated otherwise, references in this prospectus supplement and the accompanying prospectus to “we,” “our,” “us,” “Ceradyne” and the “Company” refer to Ceradyne, Inc., a Delaware corporation, and its subsidiaries. References in this prospectus supplement and the accompanying prospectus to “ESK Ceramics” refer to our principal subsidiary, ESK Ceramics GmbH and Co. KG, which we purchased from Wacker-Chemie GmbH on August 23, 2004. Our logo and the name of our products named in this prospectus supplement are our trademarks, trade names or service marks. “Ceralloy®,” the name of our technical ceramics, “Ceradyne®” and the Ceradyne logo, comprising the stylized letters “CD®,” are our major trademarks registered in the United States and various foreign countries. The ESK Ceramics logo is a major trademark registered in Germany and many countries worldwide. Each trademark, trade name or service mark of another company appearing in this prospectus supplement belongs to its holder, and does not belong to us.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which describes more general information, including a description of our common stock beginning on page 5. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in making your investment decision. You should also read and consider the information in the documents we have referred you to in the section of the prospectus entitled “Information Incorporated by Reference.”

PROSPECTUS SUPPLEMENT SUMMARY

The items in the following summary are described in more detail later in this prospectus supplement. This summary provides an overview of selected information and does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors,” the financial statements and the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus. This prospectus supplement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors described under the heading “Risk Factors” and elsewhere in this prospectus supplement.

Our Company

We develop, manufacture and market advanced technical ceramic products, ceramic powders and components for defense, industrial, automotive/diesel and commercial applications. Our primary products include:

•	lightweight ceramic armor for soldiers and other military applications;

•	ceramic industrial components for erosion and corrosion resistant applications;

•	ceramic powders used in manufacturing armor and a broad range of industrial products;

•	evaporation boats for metallization of materials for food packaging and other products;

•	diesel engine components and functional coatings utilized in the automotive industry; and

•	translucent ceramic orthodontic brackets.

Our customers include the U.S. government, prime government contractors and large industrial, automotive, diesel and commercial manufacturers in both domestic and international markets.

Our net sales for the nine months ended September 30, 2005 were $254.1 million, an increase of 92.2% from the corresponding prior year period, and for the year ended December 31, 2004 were $215.6 million, an increase of 112.4% from the prior year. Excluding ESK Ceramics, which we acquired on August 23, 2004 and have consolidated with our operations since September 1, 2004, our net sales for the nine months ended September 30, 2005 would have been $173.4 million, an increase of 40.4% from the corresponding prior year period, and for the year ended December 31, 2004 would have been $179.6 million, an increase of 76.9% from the prior year. Our diluted earnings per share for the nine months ended September 30, 2005 were $1.23, an increase of 59.7% from the corresponding prior year period, and for the year ended December 31, 2004 were $1.12, an increase of 119.6% from the prior year.

The principal factor contributing to our recent growth in sales is increased demand by the U.S. military for ceramic body armor that protects soldiers. This increased demand is driven by a growing recognition of the performance and life saving benefits of utilizing advanced technical ceramics in lightweight body armor. Recent military conflicts in Iraq and Afghanistan, as well as an increasingly unstable geopolitical climate and the heightened risk of international conflicts, have resulted in increased orders for these products. We believe that our ability to produce and deliver large quantities of ceramic body armor in 2005 has led to increased orders for our products. However, ceramic armor contracts generally are awarded in an open competitive bidding process. Our future level of sales of ceramic body armor will depend on our ability to successfully compete for and retain this business.

Our sales also increased in 2004 and 2005 because of our acquisition of ESK Ceramics. As a result of this acquisition, we believe that we are the only ceramic body armor manufacturer with a vertically integrated approach of designing much of our key equipment and controlling the manufacturing process from the principal raw material powder to finished product.

Advanced Technical Ceramics

In many high performance applications, products made of advanced technical ceramics meet specifications that similar products made of metals, plastics or traditional ceramics cannot achieve. Advanced technical ceramics can withstand extremely high temperatures, combine hardness with light weight, are highly resistant to corrosion and wear, and often have excellent electrical insulation capabilities, special electronic properties and low friction characteristics.

The following table compares favorable typical properties of selected advanced technical ceramics with those of other selected materials.

Materials	Melting Point (Degrees Fahrenheit)	Hardness (Vickers Scale)	Chemical Resistance to Acids	Electrical Properties	Density (Grams per Cubic Centimeter)
Advanced technical ceramics	2,500 to 6,900	Up to 3,200	Excellent	From excellent insulators to conductors	2.5 to 4.5
High strength alloy steel	2,500 to 2,700	Up to 900	Fair	Conductors	7.0 to 9.0
High performance plastics	275 to 750	Up to 10	Good to Excellent	Good to excellent insulators	1.0 to 2.0

As a result of these favorable properties, we believe that numerous applications for ceramic products and technology have the potential to drive long-term growth of our business. Examples of applications for which we have developed or are currently developing products include:

•	lightweight ceramic armor for military vehicles, boats and aircraft;

•	ceramic components that have the potential to facilitate the extraction of oil from oil sands on a cost-effective basis;

•	ceramic materials that have the potential to reduce significantly the cost of producing molten aluminum;

•	chemical micro reactors, heat exchangers and hydraulic trim valves produced with our proprietary technology that have the potential to provide an economical substitute for steel in extreme environments;

•	storage containers made with our boron carbide powder that have the potential to be used for long-term containment of nuclear waste from nuclear power plants; and

•	small complicated ceramic components made using our injection molding technology that have the potential to be used as medical implants.

While advanced technical ceramics have certain advantages over other materials, manufacturing costs associated with the production of advanced technical ceramics are higher than those of the materials they replace. As a result, the market for advanced technical ceramic products may be limited to high-end applications where price is not a critical competitive factor, where the characteristics of advanced technical ceramics may justify the higher costs compared to other materials or where other materials are not suitable. To accelerate the use of advanced technical ceramics as a direct replacement for other materials, manufacturing costs of advanced technical ceramics need to be reduced.

We are seeking to reduce costs through the use of high volume automated processing and finishing equipment and techniques, and by expanding our manufacturing facilities in areas where costs, particularly for electricity, are lower than in California.

Competitive Strengths

We believe that several aspects of our company provide us a competitive advantage in the markets we serve, including the following:

•	broad technical expertise in ceramic material science;

•	proprietary equipment and manufacturing processes;

•	vertically integrated manufacturer of ceramic body armor;

•	strong positions in multiple markets;

•	key customer relationships; and

•	an experienced management team and entrepreneurial culture.

Business Strategy

Our goal is to create value for our stockholders by profitably developing, manufacturing and selling advanced technical ceramic components to customers in existing and new markets where there is a need for new materials that will increase the efficiency, productivity and life of our customers’ end products. Key elements of our strategy for achieving this goal include:

•	capitalizing on opportunities in the defense market;

•	continuing to increase our non-defense revenue base;

•	identifying new products and markets; and

•	investing to improve our gross margins and manufacturing efficiencies.

Company Information

We were incorporated in Delaware in 1987. Our original predecessor company was incorporated in California in 1967. Our principal executive offices are located at 3169 Red Hill Avenue, Costa Mesa, California 92626, and our telephone number is (714) 549-0421. We maintain a web site at www.ceradyne.com. The reference to our web site address does not constitute incorporation by reference into this prospectus supplement or the accompanying prospectus of the information contained at that site.

Concurrent Convertible Note Offering

Concurrently with this offering of common stock, we are offering $100.0 million, or $110.0 million if the underwriters exercise their over-allotment option in full, aggregate principal amount of senior subordinated convertible notes due 2035 to the public, which we refer to herein as the convertible note offering. The convertible note offering is being conducted as a separate public offering by means of a separate prospectus supplement. This offering is not contingent upon the convertible note offering, and the convertible note offering is not contingent upon this offering.

The Offering

Common stock offered by Ceradyne	1,800,000 shares

Common stock to be outstanding after the offering	26,458,350 shares

Over-allotment option

We have granted to the underwriters an option to purchase up to an additional 270,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time until 30 days from the date of this prospectus supplement.

Use of proceeds

We intend to use the net proceeds from the sale of common stock in this offering and from the concurrent offering of convertible notes described above to repay all outstanding debt under our credit facility, which was $110.9 million as of September 30, 2005. The balance of the net proceeds will be used for working capital, capital expenditures and other general corporate purposes. We may also use a portion of such balance to fund acquisitions of businesses, technologies or product lines, although we currently have no commitments or agreements for any specific acquisitions. This offering is not contingent on the convertible note offering. If we do not sell any convertible notes, we will use all of the net proceeds from this offering to repay a portion of the debt outstanding under our credit facility, and we will have no remaining proceeds.

Nasdaq National Market symbol	CRDN

The total number of shares of common stock outstanding after this offering is based on 24,658,350 shares outstanding as of November 15, 2005, and does not include as of that date:

•	1,043,785 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $8.44 per share, under our stock option plans;

•	77,000 shares of common stock issuable upon vesting of outstanding restricted stock units;

•	616,125 additional shares of common stock reserved for future issuance under our 2003 Stock Incentive Plan;

•	559,871 shares of common stock reserved for issuance in connection with our SMART 401(k) Plan; and

•	shares of common stock reserved for issuance upon conversion of the convertible notes concurrently being offered by us in connection with our convertible note offering.

Unless otherwise specifically stated, information throughout this prospectus supplement assumes:

•	no exercise of outstanding options to purchase shares of common stock; and

•	no exercise of the underwriters’ over-allotment options in this offering or the convertible note offering.

RISK FACTORS

Before you decide whether to purchase any of our securities, you should carefully consider the risk factors set forth below, in addition to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus. For more information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference” in the accompanying prospectus.

Risks Related to Our Business

A substantial portion of our revenues is derived from the sale of defense related products, primarily ceramic body armor. If demand for ceramic body armor declines, if federal budget appropriations involving our products are reduced, if we fail to obtain new government contracts or delivery orders under existing contracts, or if existing government contracts or orders are cancelled, our revenues, profit and cash flow would decline.

In recent years, a substantial portion of our revenues has been derived from the sale of defense related products, particularly ceramic body armor, either directly or indirectly to the U.S. government. The sale of defense related products represented 44.8% of our revenues in 2002, 64.8% in 2003, 59.2% in 2004, and 56.8% in the first nine months of 2005. We anticipate that a substantial portion of our revenues for the foreseeable future will continue to come from sales of defense related products; however, we cannot assure you that our rate of growth in defense related products will continue and it could decline. Our dependence on defense related business, and on sales of ceramic armor in particular, entails several risks, including those described below.

Our defense related business is highly sensitive to changes in national and international defense and budget priorities. For example, in 2003, 2004 and the first nine months of 2005, our revenues from the sale of ceramic body armor increased significantly due to the U.S. military’s acceleration of its program to equip its soldiers with ceramic body armor systems, in part, because of the war in Iraq. If demand for ceramic body armor declines because the number of ceramic body armor systems shipped is sufficient to equip front-line troops, conflicts in the Middle East and other high risk areas subside, U.S. defense budget appropriations are reduced or because of other reasons, our revenues, profit and cash flow from the sale of defense related products would be reduced.

Many defense contracts are awarded in an open competitive bidding process, and our past success in winning government contracts does not guarantee that we will win any new contracts in the future. Our success depends upon our ability to successfully compete for and retain such government contracts. If we, or if prime contractors for which we are a subcontractor, fail to win any future bids, or if we are unable to replace business lost upon cancellation, expiration or completion of a contract, our revenues, profit and cash flow could be reduced.

Moreover, government contracts typically may be cancelled by the government at any time without penalty, other than our right to be reimbursed for certain expenses and inventory. If the U.S. government were to cancel any of our government contracts, our revenues, profit and cash flow would be reduced.

If the performance requirements for ceramic body armor are modified by the U.S. military, we may incur delays or additional costs to change the design of our product, or we may not be able to satisfy the new requirements with our existing ceramic materials and processes. If this were to occur, our costs could increase and our revenues, profit and cash flow would decline.

The ceramic body armor we manufacture must comply with stringent performance specifications established by the U.S. military, such as weight and the level of ballistic protection it must provide, and these specifications may be modified by the military in new procurements, as well as under existing contracts. For example, during the quarter ended March 31, 2005, the U.S. military directed us to modify the specifications of the lightweight ceramic body armor that we had been manufacturing, from the version commonly referred to as SAPI (small arms protective insert), to a revised requirement commonly referred to as ESAPI (enhanced small arms protective insert). The revised requirement is more difficult to manufacture than the SAPI version. The change to this new design resulted in production delays and increased costs to us during the first quarter of 2005 as we developed new designs to meet the revised requirement and experienced manufacturing inefficiencies. In the future the U.S. military may make additional changes to the performance requirements for body armor, and we may experience delays or additional costs to satisfy the new requirements, or we may be unable to meet the new requirements at all with our existing ceramic materials and processes. If this were to occur, our revenues from ceramic body armor would decline and our profitability would suffer.

We rely on two critical materials to make ceramic body armor. A delay or inability to obtain sufficient quantities of these materials could limit the amount of body armor we can manufacture and therefore result in reduced revenues, profit and cash flow.

The critical materials required to manufacture our ceramic body armor are boron carbide powder, which is the principal raw material used in the production of the ceramic armor plates, and an ultra-high molecular weight polyethylene textile material, which we laminate to the surface of the ceramic armor plates.

We obtain substantially all of our boron carbide powder from ESK Ceramics, which is one of the world’s leading manufacturers of boron carbide powder and has been a supplier of boron carbide powder to us for over 30 years. We acquired ESK Ceramics in August 2004, and it is now our subsidiary. ESK Ceramics is in the process of increasing its manufacturing capacity for boron carbide powder to meet our needs, as well as the needs of its other boron carbide powder customers, due to the rapidly increasing demand for ceramic body armor. If our ESK Ceramics subsidiary experiences production problems or delays in expanding its manufacturing capacity, supplies of boron carbide powder may be insufficient from other sources to meet our requirements for ceramic body armor.

The ultra-high molecular weight polyethylene textile material is available in the United States only from Honeywell International, Inc., under the brand name Spectra Shield®, and from Royal DSM N.V., under the brand name Dyneema®. Due to the rapid escalation in the demand for ceramic body armor, the quantities of Spectra Shield and Dyneema materials have been in limited supply and on government-directed allocation. Although we believe that sufficient quantities of these materials will be available to fulfill our projected needs, a delay or interruption in the supply of either of these materials could adversely affect our ability to fulfill our current orders for ceramic body armor.

If a delay or reduction in supplies of boron carbide powder or either Spectra Shield or Dyneema occurs, we may not be able to ship all of our orders for ceramic body armor, which could result in reduced revenues, profit and cash flow.

We have recently added significant manufacturing capacity and anticipate the need to expand capacity further in the future. If our efforts to bring our new plants to full functional usage are not successful, or if demand for our products declines, we may have inefficient or under-utilized capacity, and our gross margins, profit and cash flow may suffer.

We experienced a sudden increase in demand for ceramic body armor for military personnel and cam rollers for diesel engines during 2002. This demand increased further during 2003, 2004, and the first nine months of 2005. In 2002 we suffered from manufacturing inefficiencies, including low product yields, as a result of our efforts to meet the sudden increased demand for our products, which caused our gross profit margins on these products to suffer. These problems were reduced during 2003 and 2004 as we implemented a number of new programs and management initiatives to improve manufacturing efficiencies.

In response to the increased demand for ceramic body armor and cam rollers, as well as other of our products, we have added approximately 286,000 square feet of facilities since early 2002, and we expect to expand our capacity further in the future. The foregoing is in addition to the approximately 620,000 square feet of facilities we acquired with our purchase of ESK Ceramics in August 2004. We are also in the process of expanding ESK Ceramics’ capacity to produce boron carbide powder.

Managing our expansion efforts has and may continue to put pressures on our operational, financial and managerial resources. Moreover, our increased production capacity may not enable us to manufacture the required quantities of our products in a timely manner or at gross profit margins that we have achieved in the past. As a result, the profit margins we ultimately achieve on sales of ceramic body armor and cam rollers may be lower than our historical profit margins.

Furthermore, demand for our products, particularly ceramic armor and cam rollers, may not remain at levels sufficient to utilize all of the added capacity. Much of our manufacturing facilities and production equipment, such as our furnaces and hot presses, are special purpose in nature and cannot be adapted easily to make other products. Also, a substantial amount of the boron carbide powder produced by ESK Ceramics is currently used by us and our competitors to make ceramic body armor. If the demand for ceramic body armor declines substantially from current levels, ESK Ceramics may have significant under-utilized capacity for boron carbide powder. Therefore, a substantial decline in demand for our ceramic body armor or cam rollers could result in significant excess manufacturing capacity, which would result in under absorption of overhead expense and reduced profit.

Next generation diesel truck engines being developed by two of our customers are designed to use steel cam rollers instead of our ceramic cam rollers. If our customers are successful in using steel cam rollers instead of our ceramic cam rollers, our sales of ceramic cam rollers will decline unless we can develop new customers for this product line.

Our two largest customers for ceramic cam rollers are developing new diesel truck engines that we expect to be introduced in their diesel trucks starting in 2007 and 2008, respectively. These new diesel truck engines are designed to use steel cam rollers rather than our more expensive ceramic cam rollers. If these customers are successful in substituting steel cam rollers in some or all of the engine components in which our ceramic cam rollers currently are being used, our sales of cam rollers to them will decline. If we are unable to develop new customers for our ceramic cam rollers, then our revenues, profits and cash flow from this product line will decline beginning in 2007.

If we fail to increase our non-defense revenue, and if the demand for ceramic body armor decreases, our revenues, profit and cash flow will be materially and adversely affected.

We currently receive the majority of our revenues from sales of defense-related products, primarily ceramic body armor, to the U.S. government. Because our dependence on defense-related products exposes us to significant risks, part of our business strategy is to continue to increase our non-defense revenue base by identifying new products and markets for our advanced technical ceramics, and by increasing sales to our existing non-defense customers. Our ability to execute this strategy successfully depends, in part, on our ability to increase market acceptance of our advanced technical ceramics as a replacement for materials such as metals, plastics and traditional ceramics. While advanced technical ceramics have certain advantages over other materials, such as the ability to withstand extremely high temperatures and combining hardness with light weight, they are more expensive to produce. As a result, the market for advanced technical ceramic products may be limited to high-end applications where price is not a critical competitive factor, where the characteristics of advanced technical ceramics may justify the higher costs compared to other materials or where other materials are not suitable. Due to these limitations on the market for advanced technical ceramics, the market for our products may not grow as we anticipate and we may not be able to increase our non-defense revenue base. If we are unable to execute this strategy, and if the demand for ceramic body armor decreases, our revenues, profit and cash flow will be materially and adversely affected.

Growth in our operations may strain our resources, and if we fail to successfully manage potential future growth, we could incur higher operating costs and delays in the production of our products, which could result in reduced revenues, profit and cash flow.

The increase in orders for ceramic body armor for military personnel, as well as the introduction of new products, is placing, and will continue to place, a significant strain on our operational, financial and managerial resources and personnel. To effectively manage potential future growth, we must continue to:

•	add manufacturing capacity and personnel;

•	implement and improve our operational, financial and management information systems;

•	develop the management skills of our managers and supervisors;

•	add new management personnel; and

•	train, motivate and manage our employees.

Any failure to effectively manage growth could result in increased operating costs and delays in the development and production of our products. If this occurs, our revenues, profit and cash flow could decline.

We may generate less profit than expected or even lose money on our fixed-price government contracts.

Most of our government contracts, including the $461 million maximum value Indefinite Delivery/Indefinite Quantity contract for ceramic body armor awarded to us in August 2004, provide for a predetermined, fixed price for the products we sell regardless of the costs we incur. When making proposals for fixed-price contracts, we must rely on our ability to accurately estimate our costs and ability to manufacture and deliver the products on time and at a reasonable profit. Our actual production costs may, however, exceed forecasts due to unanticipated delays or increased cost of materials, components, labor, capital equipment or other factors. As a result, we may incur losses on fixed price contracts that we had expected to be profitable, or such contracts may be less profitable than we expected, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to various laws and regulations favoring the U.S. government’s contractual position, and our failure to comply with such laws and regulations could harm our operating results and prospects.

As a contractor to the U.S. government, we must comply with laws and regulations relating to the formation, administration and performance of federal government contracts that affect how we do business with our customers and may impose added costs on our business. These rules generally favor the U.S. government’s contractual position. For example, these regulations and laws include provisions that allow unsuccessful bidders to protest or challenge contracts we have been awarded, and allow the government to unilaterally terminate, reduce or modify our government contracts.

The accuracy and appropriateness of certain costs and expenses used to substantiate our direct and indirect costs for the U.S. government under fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an agency of the U.S. Department of Defense. Responding to governmental audits, inquiries or investigations may involve significant expense and divert management’s attention. Our failure to comply with these or other laws and regulations could result in contract termination, suspension or debarment from contracting with the federal government, civil fines and damages and criminal prosecution and penalties. Any of these consequences could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We currently depend entirely on 3M Unitek for sales of our ceramic orthodontic brackets. Our sales of ceramic orthodontic brackets may decline after September 2007 when our exclusive agreement with 3M Unitek and the first of our patents for our ceramic orthodontic brackets expire. If we are unable to maintain our existing level of business with 3M Unitek or develop new customers for our ceramic orthodontic brackets, our revenues, profit and cash flow from this product line will decline.

We sell our ceramic orthodontic brackets exclusively to 3M Unitek under an agreement that expires in September 2007. Until this agreement expires, 3M Unitek may not purchase ceramic orthodontic brackets from any other manufacturer, and we may sell them to only 3M Unitek. As a result, our revenue from this product is currently dependent entirely upon 3M Unitek. 3M Unitek also offers traditional stainless steel orthodontic brackets. We cannot guarantee that 3M Unitek will devote substantial marketing efforts to the sale of our ceramic orthodontic brackets, or that 3M Unitek will not reassess its commitment to our product. If 3M Unitek fails to actively market our ceramic orthodontic brackets or decides to promote a competing product over ours, this could cause the sales of our ceramic orthodontic brackets to decline. When our agreement expires in September 2007, we expect 3M Unitek to purchase ceramic orthodontic brackets from one or more other sources in addition to purchasing from us. We are currently negotiating with 3M Unitek on a non-exclusive agreement that would take effect when the existing agreement expires.

Moreover, the first of our two patents for our ceramic orthodontic brackets, which we jointly own with 3M Unitek, expires in September 2007. Upon expiration of the patent, we may not be able to prevent third parties from manufacturing and selling competitive ceramic orthodontic brackets. Ceramic orthodontic brackets manufactured and sold by third parties may be less expensive than ours and may cause sales of our ceramic orthodontic brackets to decline either as a result of pricing pressure or loss of market share.

In addition, the future success of our ceramic orthodontic brackets depends on our ability to maintain and increase market acceptance for our product compared to other competitive solutions, including traditional stainless steel brackets and newer products such as transparent plastic orthodontic aligners, synthetic sapphire brackets and other ceramic brackets. If we are unable to develop new customers for our ceramic orthodontic brackets or if competitive products gain market share, the sales of our ceramic orthodontic brackets may decline, resulting in a decrease in our revenues, profit and cash flow.

Our business is subject to risks associated with doing business outside the United States.

Shipments to customers outside of the United States accounted for approximately 10.9% of our sales in 2002, 5.4% in 2003, 20.5% in 2004 and 27.9% in the first nine months of 2005. The significant increase in 2004 and 2005 was due primarily to our acquisition of ESK Ceramics in August 2004, whose operations have been consolidated with ours since September 1, 2004. ESK Ceramics’ operations are located in Germany and France. ESK Ceramics’ sales to customers located outside of the United States represented approximately 79.0% of its total sales during the period of September 1 through December 31, 2004, and approximately 67.2% of its total sales during the first nine months of 2005. We anticipate that international shipments will account for a significant portion of our sales for the foreseeable future. Therefore, the following risks associated with international business activities could have material adverse effects on our performance:

•	burdens to comply with multiple and potentially conflicting foreign laws and regulations, including export requirements, tariffs and other barriers, health and safety requirements, and unexpected changes in any of these factors;

•	difficulty in staffing and managing international operations;

•	differences in intellectual property protections;

•	difficulty in obtaining export licenses from the U.S. government for sales of our defense-related products;

•	potentially adverse tax consequences due to overlapping or differing tax structures;

•	fluctuations in currency exchange rates; and

•	risks associated with operating a business in a potentially unstable political climate.

We have traditionally invoiced our sales from the United States to customers in foreign countries in U.S. dollars. Consequently, if the U.S. dollar becomes more expensive relative to the currencies of our foreign customers, the price of our products that we export from the United States to those countries will rise and our sales into those countries may fall. In addition, in the future, we may be required to denominate foreign sales in the local currencies of our customers. In that case, if the U.S. dollar were to become more expensive relative to the currencies of our foreign customers, we would receive fewer U.S. dollars for each unit of foreign currency that we receive when our customers pay us. Therefore, a more expensive U.S. dollar would cause us to incur losses upon the conversion of accounts receivable denominated in foreign currencies. Such losses could harm our results of operations.

Our ESK Ceramics subsidiary invoices approximately 62.0% of its sales in Euros. ESK Ceramics’ sales to customers located in the United States are invoiced in U.S. dollars. If the Euro becomes more expensive relative to the currencies of ESK Ceramics’ customers located outside the European Union, the price of its products sold to customers in those countries will rise and its sales into those countries may fall.

We may make future acquisitions which may be difficult to integrate, divert management resources, result in unanticipated costs, or dilute our stockholders.

Part of our continuing business strategy is to make acquisitions of, or investments in, companies, products or technologies that complement our current products, enhance our market coverage, technical capabilities or production capacity, or offer growth opportunities. Future acquisitions could pose numerous risks to our operations, including:

•	we may have difficulty integrating the purchased operations, technologies or products;

•	we may incur substantial unanticipated integration costs;

•	assimilating the acquired businesses may divert significant management attention and financial resources from our other operations and could disrupt our ongoing business;

•	acquisitions could result in the loss of key employees, particularly those of the acquired operations;

•	we may have difficulty retaining or developing the acquired businesses’ customers;

•	acquisitions could adversely affect our existing business relationships with suppliers and customers;

•	we may fail to realize the potential cost savings or other financial benefits and/or the strategic benefits of the acquisitions; and

•	we may incur liabilities from the acquired businesses for infringement of intellectual property rights or other claims, and we may not be successful in seeking indemnification for such liabilities or claims.

In connection with these acquisitions or investments, we could incur debt, amortization expenses related to intangible assets, large and immediate write-offs, assume liabilities, or issue stock that would dilute our current stockholders’ percentage of ownership. We may not be able to complete acquisitions or integrate the operations, products or personnel gained through any such acquisition without a material adverse effect on our business, financial condition and results of operations.

The cost of electricity is a significant portion of our cost of product sales. An increase in the cost of electricity may cause our profit margins to decline.

Electricity is essential for the production of our products and comprises a significant portion of our cost of product sales. For the year ended December 31, 2004, the cost of electricity for our manufacturing operations in the United States and Europe was $4.4 million. Over the last several years, the cost of electricity has increased, particularly in California where a significant portion of our manufacturing facilities are located. Fluctuations in the cost of electricity affect our ability to accurately forecast future energy costs and consequently our profitability. If the cost of electricity were to increase substantially, our gross profit margins may decline.

We may not be able to adequately safeguard our intellectual property rights and trade secrets from unauthorized use, and we may become subject to claims that we infringe on others’ intellectual property rights.

We rely on a combination of patents, trade secrets, trademarks, and other intellectual property laws, nondisclosure agreements with employees and customers and other protective measures to preserve our proprietary rights to our products and production processes. These measures afford only limited protection and may not preclude competitors from developing products or processes similar or superior to ours. Moreover, the laws of certain foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

Although we implement protective measures and intend to defend our proprietary rights, these efforts may not be successful. From time to time, we may litigate within the United States or abroad to enforce our issued or licensed patents, to protect our trade secrets and know-how or to determine the enforceability, scope and validity of our proprietary rights and the proprietary rights of others. For example, we are currently involved in two lawsuits in Germany that we initiated to enforce our proprietary rights. Enforcing or defending our proprietary rights could be expensive, requires management’s attention and might not bring us timely or effective relief.

Furthermore, third parties may assert that our products or processes infringe their patent rights. Our patents may be challenged, invalidated or circumvented. Although there are no pending or threatened intellectual property lawsuits against us, we may face litigation or infringement claims in the future. Infringement claims could result in substantial costs and diversion of our resources even if we ultimately prevail. A third party claiming infringement may also obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing products. Although we may seek licenses from third parties covering intellectual property that we are allegedly infringing, we may not be able to obtain any such licenses on acceptable terms, if at all.

Our ability to operate effectively could be impaired if we were to lose the services of our key personnel, or if we are unable to recruit qualified managers and key personnel in the future.

Our success depends on the continued service of our management team and key personnel, including Joel P. Moskowitz, our Chairman and Chief Executive Officer and President; David P. Reed, our Vice President, and President of North American Operations; Jerrold J. Pellizzon, our Chief Financial Officer and Corporate Secretary; and Peter Hartl, the President of our ESK Ceramics subsidiary. Mr. Moskowitz was diagnosed with non-Hodgkin’s lymphoma in October 2004. He completed chemotherapy treatments in January 2005, and his current prognosis indicates that the non-Hodgkin’s lymphoma is in remission.

If Mr. Moskowitz becomes unable to continue working due to health reasons, or if one or more of these individuals were to resign or otherwise terminate their employment with us, we could experience a loss of sales, delays in new product development and diversion of management resources, and we may have difficulty replacing any of these individuals. We do not have employment agreements or key person insurance on any of our executive employees.

Competition for qualified managers and key personnel is intense and we may not be able to recruit and retain such personnel. If we are unable to retain our existing managers and employees or hire and integrate new personnel, we may experience operating inefficiencies, production delays and reduced profitability.

Our manufacturing facilities are subject to a number of operational risks, including hazards associated with ceramic manufacturing and natural disasters, any of which could have a material adverse impact on our productivity and results of operations.

Due to the nature of our business, we are exposed to hazards associated with ceramic manufacturing, such as:

•	accidents or mechanical failure;

•	fires or explosions of furnaces; and

•	employee exposure to extreme temperatures or hazardous substances.

In addition, the location of our facilities exposes us to potential earthquakes and other natural disasters. These hazards may cause personal injury, loss of life and damage to property, which could lead to a substantial interruption or suspension of operations, potential loss of customers and sales, government fines and lawsuits by injured persons. Any such consequences could have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole.

Defects in our products could harm our reputation for quality products, increase our operating expenses, reduce sales of our products and impact cash flow.

Our products have in the past contained, and may in the future contain, errors or defects that may be detected at any point in the life of the products. Such errors could result in delays in shipping and sales during the period required for their correction and additional expense associated with their reworking or replacement. Real or perceived defects in our products may result in product returns, loss of sales, delays in market acceptance, injury to our reputation and increased warranty costs, which could reduce our sales and profit. For example, in March 2002, the U.S. government notified us that several lots of our SAPI lightweight ceramic body armor failed to pass ballistics reverification tests. As a result, we stopped production of our SAPI product, modified the design of our product and resumed shipping approximately four months later. In addition, we agreed to correct or replace at our expense all supplies of our SAPI product sales that did not meet the original contractual requirements. As a result, we recorded a warranty reserve of $650,000 in the second quarter of 2002 against cost of product sales.

If we are unable to compete successfully against current and future competitors, our revenues could decline.

Our products compete with advanced technical ceramic products from other companies, as well as with high strength steel alloys and plastic products.

When competing with other advanced technical ceramic products, we believe the principal competitive factors are:

•	manufacturing capacity and the ability to deliver products;

•	price;

•	product performance;

•	material specifications;

•	application engineering capabilities;

•	customer support; and

•	reputation.

When competing with high strength steel alloys and plastic products, we may not be able to compete effectively when price is a primary consideration, because our products are typically more expensive as a result of higher manufacturing costs associated with the production of advanced technical ceramics.

Some of our competitors include Armor Holdings, ArmorWorks, Ceramtec, the Cercom subsidiary of BAE Systems, CoorsTek, Denka, GE Advanced Ceramics, Hitachi, HC Starck, Kyocera’s Industrial Ceramics Group, Morgan, Saint Gobain, Sintec, Spectra-Mat, UK Abrasives and Vesuvius. Many of our current or potential competitors have greater financial, marketing and technical resources than we do. If we fail to compete successfully against our current or future competitors, our revenues, profit and cash flow could decline.

Uninsured losses arising from third party claims brought against us could result in payment of substantial damages, which would decrease our cash reserves and could harm our profit and cash flow.

Our products are used in applications where the failure to use our products properly or their malfunction could result in serious bodily injury or death. We may not have adequate insurance to cover the payment of any potential claim related to such injuries or deaths. Insurance coverage may not continue to be available to us or, if available, may be at a significantly higher cost. In addition, we are self-insured against workers compensation claims in an amount that exceeds our accrual for such claims. Our accrual is based on our historical experience with these claims, and we have excess liability insurance to cover losses beyond a specified amount. Our accrual may not be adequate to cover actual claims. Third party or workers compensation claims brought against us that exceed our insurance coverage or accruals would likely be paid out of our cash reserves, increasing our need for cash and potentially harming our profitability.

We are subject to extensive government regulation, and our failure or inability to comply with these regulations could subject us to penalties and result in a loss of our government contracts, which could reduce our revenues, profit and cash flow.

We must comply with and are affected by various government regulations that impact our operating costs, profit margins and our internal organization and operation of our business. Furthermore, we have production contracts with governmental entities and are subject to additional rules, regulations and approvals applicable to government contractors. We are also subject to routine audits to assure our compliance with these requirements. Our failure to comply with these regulations, rules and approvals could result in the impositions of penalties and the loss of our government contracts and disqualification as a U.S. government contractor. As a result, our revenues, profit and cash flow could be reduced.

In addition, a number of our employees involved with defense related business are required to obtain security clearances from the U.S. government. Our business may suffer if we or our employees are unable to obtain the security clearances that are required.

Like other companies operating internationally, we are subject to the Foreign Corrupt Practices Act and other laws which prohibit improper payments to foreign governments and their officials by U.S. and other business entities. Violations of the Foreign Corrupt Practices Act may result in severe criminal penalties, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

If we fail to comply with environmental laws and regulations, we could incur an increase in our operating costs and a decrease in our profit and cash flow.

We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous materials used to manufacture our products. Authorities could impose fines, suspend production, alter our manufacturing processes, or stop our operations if we do not comply with these regulations.

In the past, we produced certain products using beryllium oxide, which is highly toxic in powder form. This powder, if inhaled, can cause chronic beryllium disease in a small percentage of the population. We have been sued in the past by former employees and by employees of one of our customers and by their family members alleging that they had contracted chronic beryllium disease as a result of exposure to beryllium oxide powders used in our products. The last of these claims was settled in 2002, and all of these claims have been dismissed without our incurring material liability. We may not, however, be able to avoid future liability to persons who may allege that they contracted chronic beryllium disease as a result of exposure to the beryllium oxide we used in prior years.

Any failure to comply with current or subsequently enacted environmental statutes and regulations could subject us to liabilities, fines or the suspension of production. Furthermore, any claims asserted against us in the future related to exposure to beryllium oxide powder may not be covered by insurance. Even if covered, the amount of insurance may be inadequate to cover any adverse judgment.

Fines and other punishments imposed on us for environmental violations and expenses we incur to remedy or comply with environmental regulations and future liability for incidences of chronic beryllium disease contracted by employees or employees of customers would decrease our cash reserves and could harm our profitability.

Our internal controls over financial reporting may not be considered effective, in particular as they relate to our ESK Ceramics subsidiary, which could result in a loss of investor confidence in our financial reports and in turn have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish in our annual reports on Form 10-K a report by our management on our internal controls over financial reporting. The report contains, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the year, including a statement as to whether or not our internal controls over financial reporting as of the end of the year are effective. The assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. The report also contains a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal controls. In August 2004, we acquired our ESK Ceramics subsidiary and, as permitted by Section 404, we and our independent registered public accounting firm excluded ESK Ceramics from our reports on our internal controls for our annual report on Form 10-K for the year ended December 31, 2004.

We are currently performing the system and process documentation relative to our ESK Ceramics subsidiary needed to comply with Section 404 of the Sarbanes-Oxley Act of 2002. During this process, if we identify one or more material weaknesses in our internal controls over financial reporting at our ESK Ceramics subsidiary, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls are effective as of December 31, 2005, or if our independent registered public accounting firm is unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s evaluation or on the effectiveness of our internal controls, investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline.

Risks Related to our Common Stock

Our stock price has been volatile, and the value of an investment in our common stock may decline.

The market price and trading volume of our common stock has been subject to significant volatility, and this trend may continue. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	initiation of coverage by securities analysts, including analysts of the underwriters in this offering, securities analysts’ buy/sell recommendations and any expressed beliefs of securities analysts regarding our business prospects or estimated trading multiples;

•	our perceived prospects;

•	variations in our operating results and whether we have achieved our key business targets;

•	the limited number of shares of our common stock available for purchase or sale in the public markets;

•	sales or purchases of large blocks of our stock;

•	changes in, or our failure to meet, our earnings estimates;

•	differences between our reported results and those expected by investors and securities analysts;

•	decreases in our trading multiples on an absolute basis or relative to comparable companies;

•	announcements of new contracts by us or our competitors;

•	market reaction to any future acquisitions, joint ventures or strategic investments announced by us or our competitors;

•	developments in the financial markets;

•	market reaction to any adverse publicity or news stories; and

•	general economic, political or stock market conditions.

Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Delaware law may delay or prevent a change in control, and may discourage bids for our common stock at a premium over its market price.

We are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular a stockholder owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or transaction. These provisions of Delaware law may have the effect of delaying, deferring or preventing a change in control, and may discourage bids for our common stock at a premium over its market price.

Our management will have broad discretion in how we use the net proceeds of this offering and the convertible note offering.

We intend to use the net proceeds from this offering and the concurrent convertible note offering to repay all outstanding debt under our existing credit facility, which was $110.9 million as of September 30, 2005. Beyond the repayment of our credit facility, we have not determined the specific allocation of the net proceeds from these two offerings. Our management will have broad discretion over the use and investment of the net proceeds, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds in ways that our stockholders may not desire or that may not yield a favorable return. The failure of our management to apply the net proceeds from this offering and the concurrent convertible note offering effectively could harm our business, financial condition and results of operations.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “will,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words. All statements contained or incorporated by reference in this prospectus supplement and in the accompanying prospectus regarding our future strategy, future operations, projected financial position, estimated future revenues, projected costs, future prospects, the future of our industries and results that might be obtained by pursuing management’s current plans and objectives are forward-looking statements.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus supplement, or, in the case of forward-looking statements in the accompanying prospectus or those documents incorporated by reference, as of the date of the cover of the accompanying prospectus or the date of the filing of the document that includes the statement, respectively. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our security holders. We do not undertake and specifically decline any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments.

We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in this prospectus supplement under the caption “Risk Factors” as well as in our most recent Annual Report on Form 10-K, including without limitation under the captions “Business—Risk Factors,” “Management Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk,” and in our most recent Quarterly Report on Form 10-Q, and in other documents that we may file with the SEC, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus supplement and the accompanying prospectus.

USE OF PROCEEDS

We expect to receive approximately $79.2 million from the sale of our common stock in this offering, or $91.1 million if the underwriters exercise their over-allotment option in full, assuming an offering price of $46.56 per share, based on the closing price of our common stock set forth on the cover page of this prospectus supplement, and after deducting the estimated underwriting discounts and commissions and offering expenses that we are to pay. Each $1.00 increase or decrease in the assumed public offering price of $46.56 would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $1.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting estimated underwriting discounts and commissions. We estimate that the net proceeds from the convertible note offering will be approximately $96.6 million, or $106.3 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from the offerings to repay all outstanding debt under our credit facility, which was $110.9 million as of September 30, 2005. This offering is not contingent on the convertible note offering. If we do not sell any convertible notes, we will use all of the net proceeds from this offering to repay a portion of the debt outstanding under our credit facility and will have no remaining proceeds. We established the credit facility, consisting of a term loan in the amount of $110.0 million and a revolving line of credit in the amount of $50.0 million, on August 18, 2004. All of the proceeds from the term loan were used to partially fund our acquisition of ESK Ceramics in August 2004. As of September 30, 2005, the outstanding principal balance of the term loan was $108.9 million, with an effective interest rate equal to 6.0 percent per annum. The term loan matures in August 2011. As of September 30, 2005, we had borrowed a total of $2.0 million under the revolving line of credit, which bears interest at an effective rate of 7.25 percent per annum. The revolving line of credit expires in August 2009.

The balance of the net proceeds, if any, from the offerings, which will vary based on the completion of both offerings and the aggregate amount raised, will be used for working capital, capital expenditures and other general corporate purposes. We may also use a portion of such balance to fund acquisitions of businesses, technologies or product lines that complement our current products, enhance our market coverage, technical capabilities or production capacity, or offer growth opportunities. However, we currently have no commitments or agreements for any specific acquisitions. Pending application of the net proceeds, we intend to invest the net proceeds from the offerings in short-term government securities and investment-grade, interest-bearing corporate securities.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol “CRDN.” The following table shows the high and low closing sale prices for our common stock as reported by the Nasdaq National Market during the periods indicated:

	High	Low
Year Ended December 31, 2003
First Quarter	$4.69	$3.45
Second Quarter	8.27	4.02
Third Quarter	12.87	7.83
Fourth Quarter	20.20	10.87
Year Ended December 31, 2004
First Quarter	21.13	14.63
Second Quarter	25.59	16.82
Third Quarter	29.27	21.20
Fourth Quarter	38.73	27.78
Year Ended December 31, 2005
First Quarter	37.28	22.28
Second Quarter	24.07	17.99
Third Quarter	37.19	25.16
Fourth Quarter (through November 29, 2005)	46.56	35.69

The last reported sale price of our common stock on the Nasdaq National Market on November 29, 2005 was $46.56 per share. As of October 31, 2005, there were 516 holders of record of our common stock.

All share prices in the table above have been adjusted to give retroactive effect to a 3-for-2 split of our common stock in the form of a 50% stock dividend distributed on April 7, 2004, and a second 3-for-2 split of our common stock in the form of a 50% stock dividend distributed on January 18, 2005.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

CAPITALIZATION

The following table sets forth, as of September 30, 2005:

•	our actual capitalization;

•	our capitalization as adjusted to give effect to our issuance and sale of 1,800,000 shares of common stock in this offering at an assumed public offering price of $46.56 per share, based on the closing sale price of our common stock set forth on the cover page of this prospectus supplement, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of the net proceeds of this offering to repay a portion of the debt outstanding under our credit facility; and

•	our capitalization as adjusted to give effect to both our issuance and sale of 1,800,000 shares of common stock in this offering at an assumed public offering price of $46.56 per share, based on the closing sale price of our common stock set forth on the cover page of this prospectus supplement, and our concurrent issuance of $100.0 million aggregate principal amount of convertible notes in the convertible note offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of all debt under our credit facility.

This capitalization table should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus supplement.

	September 30, 2005 (unaudited)
	Actual	As Adjusted (This Offering)(1)	As Adjusted (Both Offerings)(2)
	(in thousands except share data)

Cash, cash equivalents and short-term investments	$11,938	$11,938	$76,831

Debt:
Bank line of credit	$2,000	$—	$—
Term loan, including current portion of $1,100	108,900	32,107	—
Senior subordinated convertible notes due 2035	—	—	100,000

Stockholders’ equity:
Common stock, $0.01 par value, 40,000,000 shares authorized; 24,649,950 shares outstanding, actual; and 26,449,950 shares outstanding, as adjusted	84,419	163,212	163,612
Retained earnings(3)	72,578	71,184	70,841
Deferred compensation	(1,599)	(1,599)	(1,599)
Accumulated other comprehensive loss	(3,983)	(3,983)	(3,983)

Total stockholders’ equity	151,415	228,814	228,871

Total capitalization	$262,315	$260,921	$328,871

(1)	Each $1.00 increase or decrease in the assumed public offering price of $46.56 per share would decrease or increase, respectively, the term loan amount by approximately $1,710, assuming the number of shares offered by us, as set forth on the cover of this prospectus supplement, remains the same and after deducting estimated underwriting discounts and commissions. Additionally, each $1.00 increase or decrease in the assumed public offering price per share would increase or decrease, respectively, the amount of total stockholders’ equity and total capitalization by approximately $1,710.

(2)	Each $1.00 increase or decrease in the assumed public offering price of $46.56 per share would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, total stockholders’ equity and total capitalization by approximately $1,710, assuming the number of shares offered by us, as set forth on the cover of this prospectus supplement, remains the same and after deducting estimated underwriting discounts and commissions.

(3)	As adjusted retained earnings reflects the write off of deferred loan fees, net of income taxes, associated with the repayment of the existing term loan.

The table above assumes no exercise of the underwriters’ over-allotment options in this offering or the convertible note offering and excludes as of September 30, 2005, the following securities:

•	1,052,185 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $8.41 per share, under our stock option plans;

•	77,000 shares of common stock issuable upon vesting of outstanding restricted stock units;

•	616,125 additional shares of common stock reserved for future issuance under our 2003 Stock Incentive Plan;

•	559,871 shares of common stock reserved for issuance in connection with our SMART 401(k) Plan; and

•	shares of common stock reserved for issuance upon conversion of the convertible notes concurrently being offered by us in connection with our convertible note offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 are derived from our audited consolidated financial statements for those periods, which are not included or incorporated in this prospectus supplement or the accompanying prospectus. The selected consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements which are included in this prospectus supplement beginning on page F-1. The selected consolidated financial data as of September 30, 2005 and for the nine months ended September 30, 2004 and September 30, 2005 are derived from our unaudited consolidated financial statements included in this prospectus supplement beginning on page F-1 and, in the opinion of our management, include all adjustments, consisting principally of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements. The following data is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement.

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004(1)	2004	2005
	(amounts in thousands, except per share data)
Statement of Income Data:
Net sales	$45,930	$45,339	$61,238	$101,473	$215,612	$132,240	$254,100
Cost of product sales	33,743	32,852	48,157	72,124	146,518	89,238	164,823

Gross profit	12,187	12,487	13,081	29,349	69,094	43,002	89,277
Operating expenses:
Selling	1,605	2,036	2,069	2,440	8,266	3,572	15,309
General and administrative	4,456	4,897	4,963	7,799	14,131	9,028	15,179
Research and development	1,252	1,083	2,080	2,111	3,341	1,881	5,641

Total operating expenses	7,313	8,016	9,112	12,350	25,738	14,481	36,129

Income from operations	4,874	4,471	3,969	16,999	43,356	28,521	53,148

Other income (expense):
Royalty income	148	165	216	151	146	90	92
Interest income	209	186	14	136	476	423	265
Miscellaneous	—	41	35	34	1,602	1,878	171
Interest expense	(34)	(26)	(102)	(32)	(1,661)	(382)	(4,987)

Total other income (expense)	323	366	163	289	563	2,009	(4,459)

Income before provision for income taxes	5,197	4,837	4,132	17,288	43,919	30,530	48,689
Provision for income taxes	104	808	1,447	6,051	16,346	11,742	17,965

Net income	$5,093	$4,029	$2,685	$11,237	$27,573	$18,788	$30,724

Net income per share:
Basic	$0.28	$0.21	$0.14	$0.52	$1.14	$0.78	$1.25
Diluted	$0.27	$0.21	$0.14	$0.51	$1.12	$0.77	$1.23
Weighted average number of common shares outstanding:
Basic	18,476	18,776	19,094	21,442	24,170	24,095	24,530
Diluted	18,890	19,604	19,709	21,900	24,598	24,491	25,006

	As of December 31,					As of September 30, 2005
	2000	2001	2002	2003	2004(1)
	(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,656	$1,017	$350	$11,462	$4,521	$4,108
Short term investments	—	—	—	19,202	10,041	7,830
Working capital	20,883	22,897	24,769	60,519	78,389	103,332
Total assets	38,463	47,951	55,294	104,207	316,354	326,038
Total debt	358	258	2,548	—	119,433	110,900
Stockholders’ equity	34,989	39,657	43,088	86,777	135,041	151,415

(1)	Includes ESK Ceramics, which we acquired on August 23, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data,” and our consolidated financial statements and related notes included elsewhere in this prospectus supplement. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. We base these statements on assumptions that we consider reasonable. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors discussed in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus supplement, as well as those discussed in the accompanying prospectus and in documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Overview

We develop, manufacture and market advanced technical ceramic products, ceramic powders and components for defense, industrial, automotive/diesel and commercial applications. Our products include:

•	lightweight ceramic armor for soldiers and other military applications;

•	ceramic industrial components for erosion and corrosion resistant applications;

•	ceramic powders, including boron carbide, boron nitride, titanium diboride, calcium hexaboride, and zirconium diboride, which are used in manufacturing armor and a broad range of industrial products;

•	evaporation boats for metallization of materials for food packaging and other products;

•	durable, reduced friction, ceramic diesel engine components;

•	functional and frictional coatings primarily for automotive applications;

•	translucent ceramic orthodontic brackets;

•	ceramic-impregnated dispenser cathodes for microwave tubes, lasers and cathode ray tubes;

•	ceramic crucibles for melting silicon in the photovoltaic solar cell manufacturing process; and

•	ceramic missile radomes (nose cones) for the defense industry.

Our customers include the U.S. government, prime government contractors and large industrial, automotive, diesel and commercial manufacturers in both domestic and international markets.

We conduct our operations primarily through four segments. The following table includes a summary of our products by applications for our four segments.

Segments	Products

Ceradyne Advanced Ceramic Operations

Costa Mesa, Irvine and San Diego, California

Approximately 182,000 square feet

Lexington, Kentucky

Approximately 115,000 square feet

Wixom, Michigan

Approximately 29,000 square feet

Defense Applications:

• Lightweight ceramic armor

Industrial Applications:

• Ceralloy® 147 SRBSN wear parts

• Precision ceramics

Automotive/Diesel Applications:

• Ceralloy® 147 SRBSN automotive/diesel engine parts

Commercial Applications:

• Ceramic orthodontic brackets

• Components for medical devices

ESK Ceramics Kempten, Germany Approximately 544,000 square feet Bazet, France Approximately 88,000 square feet

Defense Applications:

• Boron carbide powders for body armor

Industrial Applications:

• Ceramic powders: boron carbide, boron nitride, titanium diboride, calcium hexaboride and zirconium diboride

• Silicon carbide parts

• Evaporation boats for the packaging industry

• High performance pump seals

Automotive/Diesel Applications:

• EKagrip® functional and frictional coatings

Ceradyne Semicon Associates Lexington, Kentucky Approximately 35,000 square feet	Industrial Applications: • Ceramic-impregnated dispenser cathodes for microwave tubes, lasers and cathode ray tubes • Samarium cobalt magnets

Ceradyne Thermo Materials Scottdale and Clarkston, Georgia Approximately 132,000 square feet

Defense Applications:

• Missile radomes (nose cones)

Industrial Applications:

• Glass tempering rolls

• Metallurgical tooling

• Castable and other fused silica products

• Crucibles for photovoltaic solar cell applications

The tables below show, for each of our four segments, our revenues from external customers and income before provision for income taxes in the periods indicated.

Segment revenues from external customers (in millions):

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Advanced Ceramic Operations	$47.3	$80.5	$159.8	$107.7	$158.8
ESK Ceramics	—	—	36.0	8.6	80.7
Semicon Associates	6.0	6.9	7.5	5.9	5.4
Thermo Materials	7.9	14.1	12.3	10.0	9.2

	$61.2	$101.5	$215.6	$132.2	$254.1

Segment income before provision for taxes (in millions):

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Advanced Ceramic Operations	$4.1	$16.2	$43.9	$30.1	$41.6
ESK Ceramics	—	—	(0.6)	(0.2)	6.8
Semicon Associates	0.4	0.3	0.5	0.5	0.5
Thermo Materials	(0.4)	0.8	0.1	0.1	(0.2)

	$4.1	$17.3	$43.9	$30.5	$48.7

We categorize our products into four market applications. The table below shows the percentage contribution to our total sales of each market application in the different time periods.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Defense	44.8%	64.8%	59.2%	66.3%	56.8%
Industrial	33.9	20.7	23.3	19.7	31.4
Automotive/Diesel	9.7	5.1	11.3	7.4	8.9
Commercial	11.6	9.4	6.2	6.6	2.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

The principal factors contributing to our recent growth in sales are increased demand by the U.S. military for ceramic body armor that protects soldiers and our acquisition of ESK Ceramics in August 2004. The operations of ESK Ceramics have been consolidated with ours since September 1, 2004. After eliminating inter-company sales, ESK Ceramics contributed $36.0 million to our net sales during 2004 and $80.7 million during the nine months ended September 30, 2005.

Recent military conflicts in Iraq and Afghanistan, as well as an increasingly unstable geopolitical climate and the heightened risk of international conflicts, have resulted in increased orders for our ceramic body armor in each year since 2001, as well as in the nine months ended September 30, 2005. We were awarded an Indefinite Delivery/Indefinite Quantity contract by the U.S. Army in August 2004 with a maximum value of $461.0 million. Through November 2005, six delivery orders totaling approximately $292.0 million have been issued to us under this contract. We have also received a number of other orders for ceramic body armor, not covered by the Indefinite Delivery/Indefinite Quantity contract, from the Army and other branches of the U.S. military. Based on our current backlog for ceramic body armor, we expect our shipments of ceramic body armor to be higher in fiscal year 2006 than in 2005. However, unless we receive additional orders under existing contracts or are successful in obtaining new contracts for ceramic body armor, our shipments of ceramic body armor will decline materially in 2007 from levels we expect to achieve in 2006. Moreover, government contracts typically may be cancelled by the government at any time without penalty. For the next several quarters, and perhaps longer, demand for ceramic body armor is likely to be the most significant factor affecting our sales.

Although we believe that demand for ceramic body armor will continue for many years, the quantity and timing of government orders depends on a number of factors outside of our control, such as the amount of U.S. defense budget appropriations and the level of international conflicts. Moreover, ceramic armor contracts generally are awarded in an open competitive bidding process. Therefore, our future level of sales of ceramic body armor will depend on our ability to successfully compete for and retain this business.

During the quarter ended March 31, 2005, the U.S. military directed us to modify the specifications of the lightweight ceramic body armor that we had been manufacturing, from the version commonly referred to as SAPI (small arms protective insert), to a revised requirement commonly referred to as ESAPI (enhanced small arms protective insert). The revised requirement is more difficult to manufacture than the SAPI version. We have developed five new designs to meet the revised requirement, all of which have been approved by the government, and we intend to continue to develop additional, improved armor designs. During the quarter ended September 30, 2005, nearly all of the body armor we shipped consisted of our new designs that meet the revised requirement.

Our ESK Ceramics subsidiary produces boron carbide powder, which serves as a starter ceramic powder in the manufacture of our lightweight ceramic body armor. Owning this source of our principal raw material, together with the recent and ongoing expansion of our manufacturing capacity for ceramic armor at our new Lexington, Kentucky plant and in our Irvine, California facility, should allow us to fulfill current and anticipated demand for our ceramic body armor.

Our order backlog was $103.1 million as of December 31, 2003, $199.9 million as of December 31, 2004, and $189.6 million as of September 30, 2005. Orders for ceramic armor represented approximately $86.6 million, or 84.0% of the total backlog as of December 31, 2003, approximately $131.3 million, or 65.7% of the total backlog as of December 31, 2004, and approximately $136.6 million, or 72.1% of the total backlog as of September 30, 2005. We expect that substantially all of our order backlog as of September 30, 2005 will be shipped during the next 12 months.

Our sales to customers located outside of the United States have varied in recent years, representing $6.7 million, or 10.9% of net sales in 2002, $5.5 million, or 5.4% in 2003, $44.3 million, or 21.0% in 2004, and $74.0 million, or 27.9% during the nine months ended September 30, 2005. As a result of our acquisition of ESK Ceramics in August 2004, our sales to customers located outside of the United States as a percentage of total sales increased substantially. ESK Ceramics’ sales to customers located outside of the United States in the last four months of 2004 during which its operations were consolidated with ours, were $28.5 million, or 64.3% of the total $44.3 million 2004, foreign sales, and $61.5 million during the nine months ended September 30, 2005, or 83.1% of the total $74.0 million foreign sales during that period. We plan to increase our sales efforts in foreign countries, and our acquisition of ESK Ceramics will help us achieve this goal. We currently have sales offices in Germany, China, and England as well as commissioned independent sales representatives in other parts of Europe and Asia. Of our sales to customers located outside the United States, 24.0% were denominated in U.S. dollars during the nine months ended September 30, 2005.

Net Sales.    Our net sales consist primarily of revenues from the sale of products, which we recognize when the product is shipped to the customer.

Cost of Product Sales.    Our cost of product sales includes the cost of materials, direct labor expenses and manufacturing overhead expenses. Our business requires us to maintain a relatively high fixed manufacturing overhead. As a result, our gross profit, in absolute dollars and as a percentage of net sales, is greatly impacted by our sales volume and the corresponding absorption of fixed manufacturing overhead expenses. Additionally, because many of our products are customized, we are frequently required to devote resources to sustaining engineering expenses, which we also include in cost of product sales and expense as incurred.

The cost of electricity comprises a significant portion of our cost of product sales. In 2004, we began expanding our high-energy utilization silicon nitride manufacturing operations at our new facility in Lexington, Kentucky, where costs, particularly for electricity and occupancy, are lower than in California. We have increased our manufacturing capacity for the production of body armor plates by adding two hot press lines at this new facility, and currently plan on installing one additional hot press line. We chose this facility for the location of the hot press expansion for the same reasons: lower cost of electricity and occupancy. For the year ended December 31, 2004, the cost of electricity for our manufacturing operations in the United States and Europe was $4.4 million, or 3.0% as a percentage of cost of product sales, compared to $3.0 million, or 4.2% as a percentage of cost of product sales in 2003. For the nine months ended September 30, 2005, the cost of electricity was $5.6 million, or 3.4% as a percentage of cost of product sales, compared to $2.8 million, or 3.1% as a percentage of cost of product sales in the corresponding prior year period.

Selling Expenses.    Our selling expenses consist primarily of salaries and benefits for direct sales and marketing employees, commissions for direct sales employees and for independent sales representatives, trade show expenses, rent for our sales offices, product literature, and travel and entertainment expenses.

General and Administrative Expenses.    Our general and administrative expenses consist primarily of employee salaries and benefits, employee bonuses, which are computed quarterly and accrued in the quarter earned, professional service fees, rent for facilities and expenses for information technology.

Research and Development Expenses.    Our research and development expenses consist primarily of employee salaries and benefits, materials and supplies related to ongoing application engineering in response to customer requirements, and the research and development of new materials technology and products. These costs are expensed as incurred.

Results of Operations

The following table sets forth certain income and expense items from our financial statements for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005, expressed as a percentage of net sales.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of product sales	78.6	71.1	68.0	67.5	64.9

Gross profit	21.4	28.9	32.0	32.5	35.1

Operating expenses:
Selling	3.4	2.4	3.8	2.7	6.0
General and administration	8.1	7.7	6.6	6.8	6.0
Research and development	3.4	2.1	1.5	1.4	2.2

Income from operations	6.5	16.7	20.1	21.6	20.9
Other income (expense)	0.3	0.3	0.3	1.5	(1.7)

Income before provision for income taxes	6.8	17.0	20.4	23.1	19.2

Net income	4.4%	11.1%	12.8%	14.2%	12.1%

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Net Sales.    Our net sales for the nine months ended September 30, 2005 were $254.1 million, an increase of $121.9 million, or 92.2%, from $132.2 million in the corresponding prior year period.

Our Advanced Ceramic Operations division had net sales for the nine months ended September 30, 2005 of $158.8 million, an increase of $51.0 million, or 47.4% from the $107.7 million in the corresponding prior year period. The primary reason for this improvement was the shipment of $131.8 million of ceramic body and other armor components for defense customers, an increase of $48.2 million, or 57.7% from the $83.6 million of net sales in the corresponding prior year period. This increase in net sales of lightweight body armor for military personnel was caused by delivery of orders that were received in the fourth quarter of 2004 from the U.S. Department of Defense. Net sales for our automotive/diesel component product line, including cam rollers, were $12.1 million, an increase of $3.7 million, or 44.6%, from the $8.3 million in the corresponding prior year period. The primary reason for this increase is that our customers are producing more heavy-duty diesel truck engines due to an increase in orders. However, we are aware that some of our customers are designing new engines that do not include our cam rollers and, as a result, our sales of cam rollers may decline when these engines are introduced starting in 2007. Net sales of our orthodontic brackets product line were $7.5 million, a decrease of $0.3 million, or 3.4%, from net sales of $7.7 million in the corresponding prior year period.

Our ESK Ceramics subsidiary had net sales for the nine months ended September 30, 2005 of $80.7 million. We completed the acquisition of ESK Ceramics on August 23, 2004 and began to consolidate its operations with ours as of September 1, 2004. ESK Ceramics contributed $8.7 million to our net sales for the nine months ended September 30, 2004.

Our Semicon Associates division had net sales for the nine months ended September 30, 2005 of $5.4 million, a decrease of $450,000, or 7.7%, from the $5.9 million in the corresponding prior year period, also reflecting lower shipments of microwave and laser cathodes.

Our Thermo Materials division had net sales for the nine months ended September 30, 2005 of $9.2 million, a decrease of $0.8 million, or 8.0%, from the $10.0 million in the corresponding prior year period. This decrease was due to several factors. Defense revenues decreased $1.5 million, and sales of fused silica rollers decreased $1.5 million, which were offset by an increase of $1.4 million of crucibles sales, and an aggregate increase of $0.8 million from sales of other product lines. The decrease in sales of fused silica rollers was caused by severe price competition from Chinese manufacturers who continued to reduce prices resulting in decreasing sales prices for our fused silica roller products.

Gross Profit.    Our gross profit was $89.3 million for the nine months ended September 30, 2005, an increase of $46.3 million, or 107.7%, from $43.0 million in the corresponding prior year period. As a percentage of net sales, gross profit was 35.1% for the nine months ended September 30, 2005, compared to 32.5% for the corresponding prior year period. The increase in gross profit as a percentage of net sales in the nine months ended September 30, 2005 was the result of increased sales, particularly in sales of body armor, improved sales mix, higher operating leverage and a reduction in the cost of boron carbide, a key raw material used in the production of body armor, resulting from the acquisition of ESK Ceramics.

Our Advanced Ceramic Operations division posted gross profit of $59.6 million for the nine months ended September 30, 2005, an increase of $21.5 million, or 56.4%, from $38.1 million in the corresponding prior year period. As a percentage of net sales, gross profit was 37.6% for the nine months ended September 30, 2005, compared to 35.4% for the corresponding prior year period. The reasons for the increase in gross profit and gross profit as a percentage of net sales were consistent with those reasons described in the preceding paragraph for the nine months ended September 30, 2005.

Our ESK Ceramics subsidiary had a gross profit of $27.3 million, equal to 33.8% of net sales, for the nine months ended September 30, 2005. For comparative purposes, gross profit as a percentage of net sales was

24.8% for the month of September 2004, the only month during the 2004 period for which its operations were consolidated with ours.

Our Semicon Associates division had gross profit of $1.1 million for the nine months ended September 30, 2005, and was relatively unchanged from the amount in the corresponding prior year period. As a percentage of net sales, gross profit was 21.1% for the nine months ended September 30, 2005, compared to 19.3% for the corresponding prior year period.

Our Thermo Materials division had gross profit of $1.2 million for the nine months ended September 30, 2005, a decrease of $0.4 million or 25.8%, compared to $1.6 million in the prior year period. As a percentage of net sales, gross profit was 13.0% for the nine months ended September 30, 2005, compared to 16.1% for the corresponding prior year period. This decrease was due in part to a $0.6 million decline in gross profit in our fused silica roller product line caused by severe price competition from Chinese manufacturers.

Selling Expenses.    Our selling expenses were $15.3 million for the nine months ended September 30, 2005, an increase of $11.7 million, or 328.6%, from $3.6 million in the corresponding prior year period. Selling expenses, as a percentage of net sales, increased from 2.7% for the nine months ended September 30, 2004 to 6.0% of net sales for the nine months ended September 30, 2005. ESK Ceramics contributed $10.8 million, or 91.6% of the $11.7 million increase. ESK Ceramics’ selling expenses currently are, and we expect them to continue to be, higher as a percentage of net sales than the other three divisions because ESK Ceramics sells in more foreign countries and has more customers.

General and Administrative Expenses.    Our general and administrative expenses for the nine months ended September 30, 2005 were $15.2 million, an increase of $6.2 million, or 68.1%, from $9.0 million in the nine months ended September 30, 2004. General and administrative expenses, as a percentage of net sales, decreased from 6.8% for the nine months ended September 30, 2004 to 6.0% of net sales for the nine months ended September 30, 2005. For the nine months ended September 30, 2005, ESK Ceramics contributed $2.5 million, or 40.3% of the increase. Increases in the number of employees and related personnel expenses primarily accounted for the remaining rise in general and administrative expenses.

Research and Development Expenses.    Our research and development expenses for the nine months ended September 30, 2005 were $5.6 million, an increase of $3.7 million, or 199.9%, from $1.9 million in the corresponding prior year period. Research and development expenses, as a percentage of net sales, increased from 1.4% for the nine months ended September 30, 2004 to 2.2% of net sales for the nine months ended September 30, 2005. ESK Ceramics contributed $1.7 million, or 46.4%, of the increase in research and development expenses. For the nine months ended September 30, 2005, expenses for the development of new armor designs contributed to a portion of the increase.

Other Income (Expense).    Our net other expense for the nine months ended September 30, 2005 was $4.5 million, compared to net other income of $2.0 million in the corresponding prior year period. The primary reason for the change was an increase in our interest expense, which was $5.0 million in the nine months ended September 30, 2005, compared to $382,000 in the corresponding prior year period. The increase in interest expense was due to higher levels of debt incurred to acquire ESK Ceramics in August 2004. The change in other income (expense) was also due to gains on currency transactions of $1.9 million recognized in the nine months ended September 30, 2004 compared to gains from currency transactions of $171,000 in the nine months ended September 30, 2005. Also contributing to the change was a reduction in interest income due to lower cash balances during the nine months ended September 30, 2005 when compared to the corresponding prior year period.

Income before Provision for Income Taxes.    Our income before provision for income taxes for the nine months ended September 30, 2005 was $48.7 million, an increase of $18.2 million, or 59.5%, from the $30.5 million in the corresponding prior year period.

Our Advanced Ceramic Operations division’s income before provision for income taxes for the nine months ended September 30, 2005 was $41.6 million, an increase of $11.5 million, or 38.2%, from $30.1 million in the corresponding prior year period. The increase in income before provision for income taxes for the nine months ended September 30, 2005 was a result of higher sales of armor offset in part by higher general and administrative expenses to support these sales levels.

Our ESK Ceramics subsidiary’s income before provision for income taxes for the nine months ended September 30, 2005 was $6.8 million after including interest expense of $4.6 million and gains from currency transactions of $0.9 million. ESK Ceramics was included in our consolidated financial results as of September 1, 2004 for the nine months ended September 30, 2004.

Our Semicon Associates division’s income before provision for income taxes for the nine months ended September 30, 2005 was $525,000, an increase of $68,000, or 14.9%, from $457,000 in the corresponding prior year period. The increase in income before provision for income taxes for the nine months ended September 30, 2005 was a result of a reduction of selling and general and administrative expenses.

Our Thermo Materials division’s loss before provision for income taxes for the nine months ended September 30, 2005 was $239,000, a decrease of $398,000 from $159,000 of income before provision for income taxes in the corresponding prior year period. The loss for the nine months ended September 30, 2005 was primarily due to reduced amounts of sales and gross margin of fused silica rolls and defense products.

Income Taxes.    Our provision for income taxes for the nine months ended September 30, 2005 was $17.9 million, an increase of $6.2 million, or 53.0%, from the $11.7 million in the corresponding prior year period. The effective income tax rate for the nine months ended September 30, 2005 was 36.9% compared to 38.5% in the corresponding prior year period. The reduction in the effective tax rate was the result of higher research and development credits and higher extra territorial income exclusions than previously estimated.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales.    Our net sales for the year ended December 31, 2004 were $215.6 million, an increase of $114.1 million, or 112.4% from $101.5 million of net sales in the prior year.

Our Advanced Ceramic Operations division had net sales of $159.8 million for the year ended December 31, 2004, an increase of $79.3 million, or 98.5% from $80.5 million of net sales in the prior year. The increase in net sales was mainly due to a $69.0 million or 117.8% increase in ceramic armor shipments for defense customers because of an increase in demand for body armor, a $6.7 million or 133.8% increase in shipments of automotive parts as more diesel cam roller parts were included in diesel truck engines, a $1.2 million or 28.1% increase in industrial wear parts, a $1.8 million or 361.4% increase in shipments to the medical industry, and a $0.7 million or 8.2% increase in shipments of ceramic orthodontic brackets. Of the $1.8 million shipped to the medical industry, $1.0 million was contributed by the business we acquired from Quest Technology in May 2004. Sales increases were offset by decreases in other product lines, mainly a $100,000 or 8.0% decrease in net sales of machined products and a $200,000 or 21.7% decrease in research grants.

We acquired our ESK Ceramics subsidiary on August 23, 2004, and began to consolidate and report their operations with ours as of September 1, 2004. For the four month period ended December 31, 2004 during which their operations were consolidated with ours, ESK Ceramics contributed $36.0 million to our consolidated net sales.

Our Semicon Associates division had net sales of $7.5 million for the year ended December 31, 2004, an increase of $0.6 million, or 8.7%, from $6.9 million of sales in the prior year. This increase was mainly due to an increase in customers’ demand for dispenser cathodes, which are used in microwave tubes for radar and satellite communications.

Our Thermo Materials division had net sales of $12.3 million for the year ended December 31, 2004, a decrease of $1.8 million, or 12.8%, from $14.1 million of net sales in the prior year. The decline in sales was attributable to a decrease of $4.0 million or 66.3% due to the completion of the PAC-3 defense facilities in 2003 that did not re-occur in 2004 and a decline of $0.5 million or 13.0% in the sales of fused silica rollers because of reduced shipments to China and reduced unit prices due to more competitive pricing. Sales decreases were offset by an increase of $1.8 million or 145.9% in shipments of ceramic crucibles used in the manufacture of photovoltaic solar energy cells and an increase of $0.8 million or 58.1% increase in sales of ceramic radomes used on the PAC-3 and Arrow missiles.

Gross Profit.    Our gross profit for the year ended December 31, 2004 was $69.1 million, an increase of $39.8 million, or 135.8%, from $29.3 million in the prior year. As a percentage of net sales, gross profit was 32.0% for the year ended December 31, 2004 as compared to 28.9% of net sales in the prior year.

Our Advanced Ceramic Operations division had gross profit for the year ended December 31, 2004 of $56.8 million, an increase of $31.4 million, or 123.6%, from $25.4 million in the prior year. Gross profit for Advanced Ceramic Operations in 2004 was 35.5% of net sales, as compared to 31.6% of net sales in the prior year. The improvement in gross profit during the year ended December 31, 2004 was a result of increased armor sales, improvements in manufacturing techniques in our hot press operations, higher absorption of fixed operating expenses, better manufacturing efficiencies, increased productivity through a reduction in our workers’ compensation costs and an improved sales mix in armor parts when compared to last year. Also favorably impacting gross profit margins were higher volumes of parts and higher capacity utilization resulting in economies of scale.

Our ESK Ceramics subsidiary had gross profit of $8.9 million, or 24.7% of net sales, for the four months of 2004, during which their operations were consolidated with ours. Included in ESK Ceramics’ gross profit are $3.0 million of pre-tax expenses related to the amortization of backlog and the step up of inventory resulting from the application of purchase accounting in connection with the acquisition. These non-recurring expenses reduced gross profit in 2004 by 8.3% of net sales.

Our Semicon Associates division had gross profit for the year ended December 31, 2004 of $1.4 million, an increase of $0.3 million, or 27.3%, from $1.1 million in the prior year. Gross profit for Semicon Associates for the year ended December 31, 2004 was 19.2% of net sales, as compared to 16.7% of net sales in the prior year. The increase in gross profit as a percentage of net sales was caused by an improvement in gross margins for our cathodes for microwave tubes and a reduction in losses incurred in our magnet products, resulting in higher overall gross profit levels.

Our Thermo Materials division had gross profit of $2.0 million for the year ended December 31, 2004, a decrease of $0.8 million, or 28.6%, from $2.8 million in the prior year. Gross profit for Thermo Materials for the year ended December 31, 2004 was 16.3% of net sales, as compared to 19.6% of net sales in the prior year. The decrease was due to a reduction in the amount of sales causing a lower absorption of fixed costs, a change in the mix of products sold and a reduction in gross margins for crucibles and castables due to lower production yields and higher scrap rates.

Selling Expenses.    Our selling expenses were $8.3 million for the year ended December 31, 2004, an increase of $5.9 million or 245.8%, from $2.4 million in the prior year. Of the increase, $4.8 million was due to the acquisition of ESK Ceramics, as we included their financial results beginning September 1, 2004. The balance of the increase, $1.1 million, was due to salary, bonuses, personnel increases and additional commissions and travel. Selling expenses, as a percentage of net sales, increased from 2.4% for the year ended December 31, 2003 to 3.8% of net sales for the year ended December 31, 2004 due to the inclusion of ESK Ceramics’ sales expenses since September 1, 2004. If ESK Ceramics’ operations had not been included in our results, then selling expenses would have been $3.4 million or 1.9% as a percentage of net sales.

General and Administrative Expenses.    Our general and administrative expenses were $14.1 million for the year ended December 31, 2004, an increase of $6.3 million, or 80.8%, from $7.8 million in the prior year. Of the increase, $1.3 million was due to the acquisition of ESK Ceramics, which was included in our results beginning September 1, 2004. The balance of the increase, $5.0 million, was due to increases in salaries, bonuses and personnel and $1.1 million for Sarbanes-Oxley compliance. General and administrative expenses, as a percentage of net sales, decreased from 7.7% for the year ended December 31, 2003 to 6.5% for the year ended December 31, 2004 due to the higher levels of net sales in 2004 when compared to 2003.

Research and Development Expenses.    Our research and development expenses were $3.3 million for the year ended December 31, 2004, an increase of $1.2 million, or 57.1%, from $2.1 million in the prior year. Of the increase, $1.0 million was due to the acquisition of ESK Ceramics, which was included in our results beginning September 1, 2004. Research and development expenses, as a percentage of net sales, decreased from 2.1% for the year ended December 31, 2003 to 1.5% for the year ended December 31, 2004 due to the higher levels of net sales in 2004 when compared to 2003. In both years, the expenses relate to wages for engineering, technicians and production personnel, materials, outside services, small tools and travel.

Other Income (Expense).    Our other income was $0.6 million for the year ended December 31, 2004, compared to $289,000 in the prior year. Part of the increase in other income was a gain of $1.9 million on forward foreign currency exchange contracts, offset by foreign currency transaction losses of $0.7 million. Other income also includes royalty income, which decreased by $5,000 from the prior year due to lower sales of orthodontic brackets by licensees, $100,000 in proceeds from a class action lawsuit award and interest income which increased by $340,000 due to larger cash balances in the year ended December 31, 2004 compared to the year ended December 31, 2003. The balance of the increase, $300,000, was attributable to an increase in miscellaneous income as a result of a royalty audit on the sale of orthodontic brackets. Interest expense was $1.7 million for the year ended December 31, 2004, an increase of $1.7 million, compared to $32,000 in the prior year. The increase in interest expense was due to higher levels of debt incurred to acquire ESK Ceramics in August 2004.

Income before Provision for Income Taxes.    Our consolidated income before provision for income taxes for the year ended December 31, 2004 was $43.9 million, an increase of $26.6 million, or 154.0%, from $17.3 million in the prior year. As a percentage of net sales, consolidated income before provision for income taxes was 20.4% for the year ended December 31, 2004 as compared to 17.0% of net sales in the prior year.

Our Advanced Ceramic Operations division had segment income before provision for income taxes for the year ended December 31, 2004 of $43.9 million, an increase of $27.7 million, or 171.0%, from $16.2 million in the prior year. Segment income before provision for income taxes for Advanced Ceramic Operations in 2004 was 27.5% of net sales, as compared to 20.1% of net sales in the prior year.

Our ESK Ceramics subsidiary had segment loss before taxes of $0.6 million, or -1.7% of net sales, for the four months of 2004 during which their operations were consolidated with ours. Included in segment loss before taxes is other expense of $2.4 million, which includes interest expense of $1.7 million and losses on currency transactions of $0.7 million. Also included in ESK Ceramics’ segment loss before taxes are $3.0 million of pre-tax expenses related to the amortization of backlog and the step up of inventory resulting from the application of purchase accounting in connection with the acquisition. These non-recurring expenses had a negative impact on segment loss before income taxes in an amount equal to 8.3% of net sales.

Our Semicon Associates division had segment income before provision for income taxes for the year ended December 31, 2004 of $533,000, an increase of $212,000, or 66.0%, from $321,000 in the prior year. Segment income before provision for income taxes for Semicon Associates for the year end December 31, 2004 was 7.1% of net sales, as compared to 4.7% of net sales in the prior year.

Our Thermo Materials division had segment income before provision for income taxes of $81,000 for the year end December 31, 2004, a decrease of $0.7 million, or 89.9%, from $0.8 million in the prior year.

Segment income before provision for income taxes for Thermo Materials for the year ended December 31, 2004 was 0.7% of net sales, as compared to 5.4% of net sales in the prior year.

Income Taxes.    We used a combined federal and state tax rate of 37.2% for the twelve months ended December 31, 2004, resulting in a provision for taxes of $16.3 million, an increase of $10.2 million, or 167.2%, from $6.1 million in the corresponding prior year. The effective income tax rate for the year ended December 31, 2003 was 35.0%. The increase in the tax rate was a result of higher pre-tax income and the expiration of tax credits.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales.    Our net sales for the year ended December 31, 2003 were $101.5 million, an increase of $40.3 million, or 65.7%, from $61.2 million of net sales in the prior year.

Our Advanced Ceramic Operations division had net sales of $80.5 million for the year ended December 31, 2003, an increase of $33.2 million, or 70.1%, from $47.3 million of net sales in the prior year. The increase in net sales was mainly due to a $32.2 million or 122.8% increase in ceramic armor shipments for defense customers and a $2.0 million increase in shipments of ceramic orthodontic brackets. Sales increases were offset by decreases in other product lines, mainly a $0.5 million decrease in net sales of machined products and a $0.5 million decrease in net sales of automotive/diesel engine components.

Our Semicon Associates division had net sales of $6.9 million for the year ended December 31, 2003, an increase of $0.9 million, or 13.6%, from $6.0 million of sales in the prior year. This increase was mainly due to an increase in customers’ demand for dispenser cathodes, which are used in microwave tubes for radar and satellite communications.

Our Thermo Materials division had net sales of $14.1 million for the year ended December 31, 2003, an increase of $6.2 million, or 79.0%, from $7.9 million of sales in the prior year. The increase in sales was attributable to an increase in demand for ceramic radomes used on the PAC-3 missile, an increase in shipments of ceramic crucibles to accommodate growth in the photovoltaic solar cell industry, and revenues from the construction of the facilities that we will use to manufacture the PAC-3 missile radomes.

Gross Profit.    Our gross profit for the year ended December 31, 2003 was $29.3 million, an increase of $16.2 million, or 124.4%, from $13.1 million in the prior year. As a percentage of net sales, gross profit was 28.9% for the year ended December 31, 2003, as compared to 21.4% of net sales in the prior year.

Our Advanced Ceramic Operations division had gross profit for the year ended December 31, 2003 of $25.4 million, an increase of $14.6 million, or 135.2%, from $10.8 million in the prior year. Gross profit for Advanced Ceramic Operations in 2003 was 31.6% of net sales, as compared to 22.8% of net sales in the prior year. The improvement in gross profit during the year ended December 31, 2003 was a result of increased armor sales, improved absorption of fixed operating expenses, better manufacturing efficiencies, increased productivity and an improved sales mix when compared to last year. Also favorably impacting gross profit margins were higher volumes of parts and higher capacity utilization resulting in economies of scale.

Our Semicon Associates division had gross profit of $1.1 million for the year ended December 31, 2003, which was unchanged from the prior year. Gross profit for Semicon Associates for the year ended December 31, 2003 was 16.7% of net sales, as compared to 18.7% of net sales in the prior year. The decrease in gross profit as a percentage of net sales was due to a change in sales mix and losses incurred in our magnet products, resulting in lower overall gross profit levels.

Our Thermo Materials division had gross profit of $2.8 million for the year ended December 31, 2003, an increase of $1.6 million, or 130.2%, from $1.2 million in the prior year. Gross profit for Thermo Materials for the year ended December 31, 2003 was 19.6% of net sales, as compared to 15.2% of net sales in the prior year.

The increase was attributable to higher production volume causing better absorption of fixed manufacturing costs. Also, increases in shipments of ceramic radomes with higher gross profit margins contributed to the increases, as did higher shipments of ceramic rolls with higher gross margins and reducing certain process control problems in fused silica products.

Selling Expenses.    Our selling expenses were $2.4 million for the year ended December 31, 2003, an increase of $371,000, or 17.9%, from $2.1 million in the prior year. The increase of $371,000 was due to salary, bonuses, personnel increases, commissions and travel. Selling expenses, as a percentage of net sales, decreased from 3.4% for the year ended December 31, 2002 to 2.4% of net sales for the year ended December 31, 2003 due to the higher levels of net sales in 2003 when compared to 2002.

General and Administrative Expenses.    Our general and administrative expenses were $7.8 million for the year ended December 31, 2003, an increase of $2.8 million, or 57.1%, from $5.0 million in the prior year. Salary, bonuses and personnel increases accounted primarily for the increased expenses. General and administrative expenses, as a percentage of net sales, decreased from 8.1% for the year ended December 31, 2002 to 7.7% for the year ended December 31, 2003 due to the higher levels of net sales in 2003 when compared to 2002.

Research and Development Expenses.    Our research and development expenses were $2.1 million for the year ended December 31, 2003, which were unchanged from the previous year. Research and development expenses, as a percentage of net sales, decreased from 3.4% for the year ended December 31, 2002 to 2.1% for the year ended December 31, 2003 due to the higher levels of net sales in 2003 when compared to 2002. In both years, the expenses relate to wages for engineering, technicians and production personnel, materials, outside services, small tools and travel.

Other Income (Expense).    Our other income was $289,000 for the year ended December 31, 2003, an increase of $126,000, or 77.3%, from $163,000 in the prior year. Other income includes royalty income, which decreased by $65,000 from the prior year due to lower sales of orthodontic brackets by licensees. Interest income increased by $122,000 due to larger cash balances resulting from the follow-on offering of shares of our common stock in July 2003 and increased net cash flow from operations. Interest expense was $32,000 for the year ended December 31, 2003, a decrease of $70,000, or 68.7%, compared to $102,000 in the prior year. Interest expense, as a percentage of net sales, was insignificant. This decrease was due to the reduction of borrowings on our line of credit, which was paid in full during the year from part of the proceeds from the follow-on offering completed in July 2003.

Income before Provision for Income Taxes.    Our consolidated income before provision for income taxes for the year ended December 31, 2003 was $17.3 million, an increase of $13.2 million, or 322.0%, from $4.1 million in the prior year. As a percentage of net sales, consolidated income before provision for income taxes was 17.0% for the year ended December 31, 2003 as compared to 6.7% of net sales in the prior year.

Our Advanced Ceramic Operations division had segment income before provision for income taxes for the year ended December 31, 2003 of $16.2 million, an increase of $12.1 million, or 295.1%, from $4.1 million in the prior year. Segment income before provision for income taxes for Advanced Ceramic Operations in 2003 was 20.1% of net sales, as compared to 8.7% of net sales in the prior year.

Our Semicon Associates division had segment income before provision for income taxes for the year ended December 31, 2003 of $321,000, a decrease of $82,000, or 20.3%, from $403,000 in the prior year. Segment income before provision for income taxes for Semicon Associates for the year end December 31, 2003 was 4.7% of net sales, as compared to 6.7% of net sales in the prior year.

Our Thermo Materials division had segment income before provision for income taxes of $0.8 million for the year end December 31, 2003, an increase of $1.2 million from a loss of $403,000 in the prior year.

Segment income before provision for income taxes for Thermo Materials for the year end December 31, 2003 was 5.4% of net sales, as compared to -5.1% of net sales in the prior year.

Income Taxes.    We had a combined federal and state tax rate of 35% for the twelve months ended December 31, 2003, resulting in a provision for taxes of $6.1 million, an increase of $4.7 million, or 318.2%, from $1.4 million in the corresponding prior year. The effective income tax rate was also 35% in 2002.

Liquidity and Capital Resources

We generally have met our operating and capital requirements with cash flow from operating activities, borrowings under our credit facility, and proceeds from the sale of shares of our common stock.

Our net cash position decreased by $413,000 during the nine months ended September 30, 2005, compared to an $8.4 million decrease during the nine months ended September 30, 2004. For the nine months ended September 30, 2005, cash flow provided by operating activities amounted to $21.2 million. The primary factors contributing to cash flow from operating activities in the nine months ended September 30, 2005, were net income of $30.7 million, depreciation and amortization of $11.1 million, a decrease in accounts receivables of $1.6 million and a decrease in other receivables of $454,000. Also, contributing to the increase in cash flow from operating activities were increases in accounts payable, accrued expenses and accruals for employee benefits that added an aggregate of $6.6 million. These contributions were offset in part by increases in inventories of $24.3 million, increased levels of production tooling of $4.0 million and increases in other assets and prepaid expenses of $297,000. The increase in inventory and tooling were due to the increase in sales and production to support the growth of the Advanced Ceramic Operations segment.

During the nine months ended September 30, 2005, we used $14.5 million of our cash for investing activities, including $15.2 million for capital expenditures and $1.5 million in additional acquisition costs related to ESK Ceramics, partially offset by the liquidation of short term investments totaling $2.2 million. A majority of our capital expenditures was for equipment to add armor manufacturing capacity primarily at our Lexington, Kentucky hot press facility and improve productivity.

Financing activities during the nine months ended September 30, 2005 used $6.3 million of cash, including reductions in our bank line of credit of $7.5 million and our long-term debt of $0.8 million. Partially offsetting these uses were $1.2 million relating to the issuance of common stock under our stock plans and cash proceeds of $0.9 million from the issuance of common stock due to the exercise of options. The effect of exchange rates on cash and equivalents due to our investment in ESK Ceramics was a negative $0.8 million.

Our net cash position decreased by $6.9 million during the year ended December 31, 2004, compared to an increase of $11.1 million during the year ended December 31, 2003. For the year ended December 31, 2004, cash flow provided by operating activities amounted to $29.6 million. The primary factors contributing to cash flow from operating activities were net income of $27.6 million, depreciation and amortization of $7.6 million, a $3.1 million reduction of income taxes payable due to the exercise of stock options, and increased levels of accounts payable, accrued expenses and income tax payable that added an aggregate of $16.8 million. These contributions were offset in part by increases in accounts receivable of $14.4 million due to higher amounts of sales over the previous year, and increased levels of inventories, production tooling and prepaid expenses that totaled $9.7 million.

Cash used in investing activities of $158.8 million during 2004 was for acquisitions of businesses, net of cash acquired of $141.3 million, capital expenditures of $26.6 million, offset by redemptions of $9.1 million of marketable securities. A majority of our capital expenditures were for equipment to gain additional capacity and improve operations. Also included in the total capital expenditures was $4.2 million used to install a new hot press line and furnaces for the production of ceramic armor plates in Lexington, Kentucky that was partially complete at December 31, 2004. Also included in total capital expenditures was $3.9 million used to expand and improve our hot press line and furnaces in Costa Mesa, California and $6.4 million to install new machinery, equipment and furnaces in Lexington, Kentucky.

Financing activities during 2004 provided cash of $118.4 million, generated primarily from the net proceeds of $119.4 million borrowed from our $160.0 million credit facility.

On August 18, 2004, we established a $160.0 million credit facility with Wachovia Bank, National Association, and a syndicate of banks and other institutional lenders. Our credit facility provides for a term loan in the amount of $110.0 million and a revolving line of credit in the amount of $50.0 million. All the proceeds from the term loan were borrowed on August 18, 2004 and were used to partially fund our acquisition of ESK Ceramics. The balance of the purchase price and transaction costs were paid with a portion of our existing cash.

Principal under the term loan is payable in installments of $275,000 on the last day of each calendar quarter commencing December 31, 2004, with a balloon payment of $102.6 million payable on August 18, 2011. Additional payments of principal are required annually in an amount equal to 50 percent of our “excess cash flow,” as defined in our credit facility agreement. Principal may be prepaid at any time, in whole or in part, without premium or penalty at our election. Accrued interest is payable with each installment of principal.

Borrowings under our credit facility bear interest at a rate per annum equal to the base rate chosen by us plus a margin determined pursuant to the terms of our credit facility. We may choose a base rate, which is equal to approximately the London interbank offered rate, commonly known as the LIBOR rate, for deposits in dollars for the interest period we select. We may also choose an “alternate base rate,” as defined in our credit facility agreement, which is a fluctuating interest rate per annum equal to the higher of either (a) the prime rate established by Wachovia Bank from time to time, or (b) one-half of one percent above the Federal Funds Rate. The applicable margin is, in respect to the term loan, 2.00 percent per annum if the LIBOR rate is used and 1.00 percent per annum if an alternate base rate is used. With respect to borrowings under the revolving line of credit, the applicable margin is 1.75 percent per annum through December 31, 2005, and thereafter, the margin is a percentage determined pursuant to the terms of our credit facility ranging from 0.25 percent to 1.00 percent if an alternate base rate is chosen, and ranging from 1.50 percent to 2.25 percent if the LIBOR rate is chosen.

The interest rate on the $108.9 million principal balance outstanding under the term loan as of September 30, 2005, is based on the LIBOR rate for a fixed period of three months, at an effective interest rate equal to 6.0 percent per annum.

As of September 30, 2005, we had borrowed a total of $2.0 million under the revolving line of credit based on the prime rate plus a spread of 1.75 percent, resulting in a current effective interest rate on the revolving line of credit loan equal to 7.25 percent per annum. Additionally, approximately $2.3 million of the revolving line of credit has been reserved to support the issuance of outstanding letters of credit.

Pursuant to the revolving line of credit, we are subject to certain covenants, which include, among other things, the maintenance of specified minimum amounts of tangible net worth and quick assets to current liabilities ratio. At September 30, 2005, we were in compliance with these covenants.

We intend to use a portion of the proceeds from this offering and the convertible note offering to repay the entire principal balance and accrued interest owed under the term loan and revolving line of credit, and to terminate our credit facility. It is our intention to replace the revolving line of credit with a new multi-currency facility.

Our cash, cash equivalents and short-term investments totaled $11.9 million at September 30, 2005, compared to $14.6 million at December 31, 2004. At September 30, 2005, we had working capital of $103.3 million, compared to $78.4 million at December 31, 2004. Our cash position includes amounts denominated in foreign currencies, and the repatriation of those cash balances from our ESK Ceramics subsidiary does not result in additional tax costs. We believe that our current cash and cash equivalents on hand, cash available from the sale of short-term investments, cash we expect to generate from operations and the proceeds from this offering and the concurrent convertible note offering will be sufficient to repay our existing credit facility and finance our anticipated capital and operating requirements for at least the next 12 months. Our anticipated capital requirements primarily relate to the expansion of our manufacturing facilities in both the United States and Germany. We also may utilize cash, including a portion of the net proceeds from this offering and the convertible note offering, and, to the extent necessary, borrowings from time to time to acquire other businesses, technologies or product lines that complement our current products, enhance our market coverage, technical capabilities or production capacity, or offer growth opportunities, although we have no present commitments or agreements to do so. If we do not complete the convertible note offering, we will not be able to repay the entire outstanding amount under our credit facility. In that case, we believe that our cash and cash equivalents on hand, cash available from the sale of short-term investments, cash we expect to generate from operations and amounts available under our credit facility, after repayment of a portion of the outstanding debt with the net proceeds from this offering, will be sufficient to finance our anticipated capital and operating requirements for at least the next 12 months.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations, as well as disclosures included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Preparing these consolidated financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingencies. We believe that the critical accounting policies that most impact the consolidated financial statements are as described below. A summary of our significant accounting policies is included in Note 1 to our consolidated financial statements which begin on page F-1 of this prospectus supplement.

In applying these policies, estimates and judgments affect the amounts at which accounts receivable and inventory and certain liabilities are recorded and the useful lives of property and equipment. We apply our accounting policies on a consistent basis. As circumstances change, they are considered in our estimates and judgments. Future changes in circumstances could result in changes in amounts at which assets and liabilities are recorded. Future changes could also affect the estimated useful levels of property and equipment, which could result in changes in depreciation expense or write offs or write downs of such assets.

Sales Recognition.    Sales are recorded when all of the following have occurred: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, and collection is reasonably assured. Management is required to make judgments about whether or not collectibility is reasonably assured. We reduce revenue with reserves for estimated price concessions and sales returns. Allowances, which are recorded at the time revenue is recognized, in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists,” are based upon historical price concessions and sales returns. We do not record a warranty reserve on the sale of our products. For our largest product line, body armor, all of which is sold to the U.S. government, each lot of body armor is tested at an independent laboratory and the lot cannot be released for shipment to the U.S. government until positive test results are received by both the U.S. government and us. For our non-body armor sales, we have experienced minimal claims from these types of sales. Additionally, due to the inherent nature, strength, durability and structural properties of ceramics, as well as a rigid quality control program that includes, for some of our customers, having the customer accept quality test results prior to shipment, we do not believe a warranty reserve is necessary.

Accounts Receivable.    We review our trade accounts receivables and our estimates of the allowance for doubtful accounts each period. The allowance for doubtful accounts includes our estimate of the amount we expect to be uncollectable on specific accounts and unidentified accounts included in accounts receivable. In estimating the potential losses on specific accounts, we rely on in-house prepared analysis, historical experience and a review of other available information. The amounts we will ultimately realize could differ materially from the amounts assumed in arriving at the allowance for doubtful accounts in the financial statements included in this prospectus supplement beginning on page F-1.

Inventories.    Inventories are valued at the lower of cost (first-in, first-out) or market. The write down of inventory for obsolete items is based on our estimate of the amount considered obsolete based on specific reviews of inventory items. In estimating the allowance, we rely on our knowledge of the industry as well as our current inventory levels. The amounts we will ultimately realize could differ from the estimated amounts. Inventory costs include the cost of material, labor and manufacturing overhead.

Accounting for Long-Lived Assets.    In accordance with SFAS No. 144, long-lived assets and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit and adverse legal or regulatory developments. If it is determined that such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flow over the remaining amortization periods, their carrying values are reduced to estimated fair market value. Estimated fair market value is determined primarily using the anticipated cash flow discounted at a rate commensurate with the risk involved. For the purposes of identifying and measuring impairment, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flow are largely independent of the cash flow of other assets and liabilities.

Warranty Reserve.    The U.S. government Defense Logistics Agency, or DLA, notified us on March 27, 2002, that three lots of our small arms protective inserts, or SAPI, for light weight ceramic armor shipped in January 2002 failed to pass ballistics reverification tests by the government’s designated independent commercial testing laboratory. During the period of December 2001 through March 27, 2002, we had shipped approximately $5.1 million under our existing contract with the DLA. Subsequent to March 27, 2002, the DLA directed the independent testing laboratory to perform reverification testing and $3.4 million of the shipments were not in testing compliance.

When we first were notified of these issues on March 27, 2002, we voluntarily stopped producing our original SAPI design and thereafter actively worked with the government to understand the quality and testing issues and to resolve the status and disposition of the SAPI plates in question. We completed the development of a modified design for our ceramic SAPI armor plates. Independently performed tests by the government’s designated testing laboratory of the modified design have been successful and the “first article” (initial production parts) of this modified design was approved in June 2002.

On August 7, 2002, we signed an amendment to our contract with the government for certain of the SAPI plates shipped in December 2001 and the first quarter 2002. The amendment required that we correct or replace at our expense all supplies of the product that did not meet the original contractual requirements. The warranty items were delivered between October 2002 and June 2003. We estimated the cost to rework and upgrade the SAPI plates at approximately $650,000 and set up a warranty reserve in that amount, recorded in the second quarter ended June 30, 2002 against cost of product sales. Upon completion of the cost to rework and upgrade the SAPI plates during the second quarter ended June 30, 2003, there was a remaining warranty reserve amount of $148,000 that was credited to cost of product sales.

Changes in the product warranty accrual for the year ended December 31, 2003 were as follows:

Warranty accrual, January 1, 2003	$596,000
Warranty expenditures	(448,000)
Remaining balance credited to cost of product sales	(148,000)

Warranty accrual, December 31, 2003	$—

As discussed above under the paragraph entitled “Sales Recognition,” we do not currently have a warranty reserve.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. We are required to adopt the provisions of SFAS No. 154, as applicable, beginning in fiscal 2006. We do not expect the adoption of this standard to have a material impact on our consolidated financial position, results of operations or cash flow.

In November 2004, SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4,” was issued. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect adoption of this standard to have a material impact on our consolidated financial position, results of operations or cash flow.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004.” FAS 109-2 provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) on enterprises’ income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FAS 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. We have not yet completed evaluating the impact of the repatriation provisions, however we do not anticipate the adoption will have a material impact on our consolidated financial statements. Accordingly, as provided for in FAS 109-2, we have not adjusted our tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets-an amendment of APB Opinion No. 29,” which amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 defines a nonmonetary exchange as having commercial substance if the future cash flow of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. We adopted SFAS No. 153 in the third quarter ended September 30, 2005, and its adoption did not have a material effect on our financial position, results of operations or cash flow.

In December 2004, the FASB issued a revision of SFAS No. 123, “Accounting for Stock Based Compensation, SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance and eliminates the alternative to use Opinion 25’s intrinsic value method of accounting that was provided in SFAS No. 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. SFAS No. 123(R) requires all entities recognize compensation expense in an amount equal to the fair value of share-based payments (e.g. stock options and restricted stock) granted to employees. This applies to all transactions involving the issuance of our own equity in exchange for goods or services, including employee services. Upon adoption of SFAS No. 123(R), all stock option awards to employees will be recognized as expense in the income statement, typically over any related vesting period. SFAS No. 123(R) carried forward the guidance from SFAS No. 123 for payment transactions with non-employees. The Securities and Exchange Commission amended the compliance date on April 14, 2005, to require public companies to adopt the standard as of the beginning of the first annual period that begins after June 15, 2005. We will, therefore, be required to adopt SFAS No. 123(R) in the first quarter of 2006. We believe the impact of adopting SFAS No. 123(R) will be similar to the pro forma disclosure impact presented above in Note 2 to our consolidated financial statements which begin on page F-1 of this prospectus supplement.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

1. Modified Prospective Method under which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2. Modified Retrospective Method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

At this time, we have not determined which method of adoption we will use.

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BUSINESS

Introduction

We develop, manufacture and market advanced technical ceramic products, ceramic powders and components for defense, industrial, automotive/diesel and commercial applications.

In many high performance applications, products made of advanced technical ceramics meet specifications that similar products made of metals, plastics or traditional ceramics cannot achieve. Advanced technical ceramics can withstand extremely high temperatures, combine hardness with light weight, are highly resistant to corrosion and wear, and often have excellent electrical insulation capabilities, special electronic properties and low friction characteristics.

Our products include:

•	lightweight ceramic armor for soldiers and other military applications;

•	ceramic industrial components for erosion and corrosion resistant applications;

•	ceramic powders, including boron carbide, boron nitride, titanium diboride, calcium hexaboride, and zirconium diboride, which are used in manufacturing armor and a broad range of industrial products;

•	evaporation boats for metallization of materials for food packaging and other products;

•	durable, reduced friction, ceramic diesel engine components;

•	functional and frictional coatings primarily for automotive applications;

•	translucent ceramic orthodontic brackets;

•	ceramic-impregnated dispenser cathodes for microwave tubes, lasers and cathode ray tubes;

•	ceramic crucibles for melting silicon in the photovoltaic solar cell manufacturing process; and

•	ceramic missile radomes (nose cones) for the defense industry.

Our customers include the U.S. government, prime government contractors and large industrial, automotive, diesel and commercial manufacturers in both domestic and international markets.

The principal factor contributing to our recent growth in sales is increased demand by the U.S. military for ceramic body armor that protects soldiers. This increased demand is driven by a growing recognition of the performance and life saving benefits of utilizing advanced technical ceramics in lightweight body armor. Recent military conflicts in Iraq and Afghanistan, as well as an increasingly unstable geopolitical climate and the heightened risk of international conflicts, have resulted in increased orders for these products. We believe that our ability to produce and deliver large quantities of ceramic body armor in 2005 has led to increased orders for our products. However, ceramic armor contracts generally are awarded in an open competitive bidding process. Our future level of sales of ceramic body armor will depend on our ability to successfully compete for and retain this business.

Our sales also increased in 2004 and 2005 because of our acquisition of ESK Ceramics on August 23, 2004. The operations of ESK Ceramics have been consolidated with ours since September 1, 2004. As a result of this acquisition, we believe that we are the only ceramic body armor manufacturer with a vertically integrated approach of designing much of our key equipment and controlling the manufacturing process from the principal raw material powder to finished product.

We believe that numerous applications for ceramic products and technology have the potential to drive long-term growth of our business. Examples of applications for which we have developed or are currently developing products include:

•	lightweight ceramic armor for military vehicles, boats and aircraft;

•	ceramic components that have the potential to facilitate the extraction of oil from oil sands on a cost-effective basis;

•	ceramic materials that have the potential to reduce significantly the cost of producing molten aluminum;

•	chemical micro reactors, heat exchangers and hydraulic trim valves produced with our proprietary technology that have the potential to provide an economical substitute for steel in extreme environments;

•	storage containers made with our boron carbide powder that have the potential to be used for long-term containment of nuclear waste from nuclear power plants; and

•	small complicated ceramic components made using our injection molding technology that have the potential to be used as medical implants.

To meet increasingly higher performance standards, advanced technical ceramics have stringent technical manufacturing requirements. We have designed and customized our facilities and capital equipment to enhance our advanced technical ceramic manufacturing processes. We have also implemented lean manufacturing initiatives to lower costs and drive further efficiencies in our manufacturing processes, and are expanding our facilities to add manufacturing capacity.

We conduct our operations through four operating segments: our Advanced Ceramic Operations division, our ESK Ceramics subsidiary, our Semicon Associates division and our Thermo Materials division.

Advanced Technical Ceramics

Evolving customer requirements in industrial processing, military systems, microwave electronics, automotive/diesel engine products and orthodontics have generated a demand for high performance materials with properties not readily available in metals, plastics or traditional ceramics. The following table compares favorable typical properties of selected advanced technical ceramics with those of other selected materials.

Materials	Melting Point (Degrees Fahrenheit)	Hardness (Vickers Scale)	Chemical Resistance to Acids	Electrical Properties	Density (Grams per Cubic Centimeter)
Advanced technical ceramics	2,500 to 6,900	Up to 3,200	Excellent	From excellent insulators to conductors	2.5 to 4.5
High strength alloy steel	2,500 to 2,700	Up to 900	Fair	Conductors	7.0 to 9.0
High performance plastics	275 to 750	Up to 10	Good to Excellent	Good to excellent insulators	1.0 to 2.0

Ceramics such as earthenware, glass, brick and tile have been made for centuries and are still in common use today. The inertness and lasting qualities of ceramics are illustrated by artifacts uncovered intact in modern times. Almost all traditional ceramics, including those of ancient times, were based on clay. In the last fifty years, significant advances have been made in ceramic technology by applying specialized manufacturing processes to produce synthetic ceramic powders. Developments in aluminum oxide and other oxides resulted in ceramics that were excellent electrical insulators and were capable of withstanding high temperatures. In addition, industry advancements in ceramic material science have led to the development of a class of ceramics that are generally non-oxides, such as carbides, borides and nitrides. These non-oxide ceramics generally have mechanical properties that exceed those of oxide ceramics developed in prior periods. Collectively, these developments resulted in the ability to manufacture ceramics with great strength at elevated temperatures and reduced fragility, historically a primary limitation of ceramics. The products that have emerged from these advances are known as advanced technical (or structural) ceramics.

The properties of advanced technical ceramics present a compelling case for their use in a wide array of modern applications. However, to meet increasingly higher performance standards, advanced technical ceramics have stringent technical manufacturing requirements. First, manufacturers must start with fine synthetic ceramic powders of very high and consistent quality that are produced using a highly technical and specialized manufacturing process. Few suppliers of these high quality starting powders exist today and not all of these suppliers can consistently produce starting powders of the necessary quality and consistency in the volumes required by ceramic manufacturers. Second, the specialized equipment required to manufacture advanced technical ceramics must often be custom designed and is not readily available, requiring a significant investment in capital equipment and facilities to allow volume production. Manufacturing costs associated with the production of these ceramics are higher than those of the materials they replace. A portion of these costs is related to the need for diamond grinding finished components to exacting tolerances. To accelerate the use of advanced technical ceramics as a direct replacement for metals, plastics or traditional ceramics, these manufacturing costs need to be reduced. Cost reduction efforts include the production of blanks or feed stock to “near net shape” configurations in order to reduce the amount of diamond grinding needed. Manufacturers are also seeking to reduce costs through the use of high volume automated processing and finishing equipment and techniques, and to achieve economies of scale in areas such as powder processing, blank fabrication, firing, finishing and inspection.

Our Solution

We develop, manufacture and market advanced technical ceramic products, ceramic powders and components for defense, industrial, automotive/diesel and commercial applications. The table on the following pages illustrates some of the solutions we have designed to meet market opportunities and demands.

Market Opportunity	Demands of the Market	Our Solution
Defense

Lightweight ceramic body armor and boron carbide powders	Due to the proliferation of automatic weapons in tactical operations and terrorist conflicts, it has become necessary for vests or other armor to stop machine gun bullets while being light enough in weight to allow freedom of movement without undue fatigue.	We have developed lightweight bullet resistant ceramic body armor solutions, including SAPI (small arms protective inserts), ESAPI (enhanced small arms protective inserts) and other systems. These products generally consist of hot pressed Ceralloy® 546 (boron carbide) or hot pressed Ceralloy® 146 (silicon carbide) and other ceramic coupled with backings such as Dyneema® or Spectra Shield® purchased from third parties. Our subsidiary, ESK Ceramics, is a major manufacturer of boron carbide powders, which are used by us and our competitors to manufacture lightweight ceramic body armor.

Lightweight ceramic armor for military ground-based vehicles, boats and aircraft	Military ground-based vehicles, boats and aircraft require protection against automatic weapons. Weight, cost and vehicle compatibility are critical technical parameters.	We have developed a series of lightweight, cost effective ceramic armor systems and attachment mechanisms that have multi-hit protection at various threat levels and can be added to an existing vehicle or designed into new vehicles, boats and aircraft.

Missile radomes (nose cones)	Defensive tactical missile systems such as the PAC-3 (Patriot Advanced Capability) and the Arrow Missile are designed to fly at extremely high velocities, survive tight turning radii and operate in severe weather conditions. These operating conditions preclude the use of conventional polymer materials for radomes.	We have developed advanced technical ceramic radomes made of fused silica ceramics which meet certain specifications of these tactical defensive missile systems, and have developed a modified silicon nitride radome for more demanding requirements. We have also established a precision diamond grinding capability to finish these radomes.
Industrial

Advanced ceramic structural parts	Applications such as high performance pump seals, blast nozzles, chemical processing, and pulp and paper manufacturing, require components with corrosion and wear resistant properties, mechanical strength, hardness, favorable friction properties and the ability to withstand extreme temperature fluctuations.	We have developed products for each of these applications which have excellent wear resistant properties, lightness, hardness and the ability to withstand extremely high temperatures. We manufacture these products using primarily our EKasic® silicon carbide, silicon nitride and boron carbide ceramic.

Boron compounds and metallurgy	Increasing productivity requirements in primary industries are met with boron nitride powders, which are used as high temperature lubricants and release agents. As filler material in polymers and silicones, boron nitride is used for heat conducting and insulating films in the electronic industry. Aluminum and steel foundries increasingly require consumables with longer lifetimes to improve their overall efficiencies.	In the aluminum extrusion industry, boron nitride powder, spray or suspension is used as a release agent to keep the hot metal away from the extrusion die. In furnace and high temperature applications it is used as insulation sleeve or support for graphite heaters. Boron nitride’s largely inert behavior towards molten metals makes it an ideal material for applications in direct contact with such materials. We supply break rings for horizontal continuous casting and side-dams for thin strip casting. We also supply high density and high purity silicon nitride products for aluminum-foundries worldwide.

Evaporation boats	Packaging materials used for snack and other food products are often lined with an aluminum coating to preserve shelf life. The coating, or metallization, process requires a tool, called an evaporation boat, which can withstand the high temperature and corrosiveness of melted aluminum.	We have developed evaporation boats, typically made using boron nitride/titanium diboride, that can withstand direct contact with highly corrosive liquids, such as melted aluminum. These evaporation boats are used in the metallization of various surfaces, including paper, plastic and glass.

Industrial equipment requiring critical protection against severe wear or corrosion	Failure of industrial equipment is often caused by premature wearing out of surfaces due to abrasive action. An example is paper making equipment where the pulp slurry runs at 5,000 feet per minute.	Sintered reaction bonded silicon nitride (SRBSN) industrial wear parts are designed to replace hard metal or oxide ceramic wear surfaces, resulting in greater productivity, quality and longer uptime. Our side damns are used in the refractory industry for the production of steel.

Photovoltaic (solar cell) manufacturing requiring crucibles for melting silicon	In order to produce cost effective solar cell components, it is necessary to melt silicon in a crucible or vessel that will be able to contain the molten silicon yet not allow unwanted chemicals to contaminate the melt.	We have developed a high purity fused silica ceramic crucible (receptacle) which is being used by several photovoltaic cell manufacturers in their silicon melting operation in order to produce polycrystalline silicon.

Radioactive waste management	Increasing stockpiles of radioactive nuclear waste require materials that can be used to safely transport and store items such as spent nuclear fuel rods.	The boron atom in boron carbide powder is able to capture neutrons, thus reducing the radioactive risk associated with transportation and storage of nuclear waste.
Automotive/Diesel

Heavy-duty diesel truck engines	In order to achieve diesel engine life of 500,000 miles or more without major maintenance, and to meet current environmental requirements, it may be necessary to replace metal engine components with longer lasting, lighter weight, lower friction ceramic parts at acceptable unit costs.	Our SRBSN ceramic cam rollers replace conventional steel cam rollers in order to allow diesel engines to run at higher internal pressures and thus meet environmental and other requirements.

Wear-resistant functional and frictional coatings	Engines generate extreme vibration during operation that can cause components joined by nuts and bolts to loosen. Traditionally, locknut washers have been used for this application.	Our wear-resistant functional and frictional coatings utilizing entrapped hard particles, primarily diamonds, which are applied to shims in lieu of using locknut washers. These coatings increase the static friction coefficient and minimize the effects of vibration and allow more economic and efficient designs of engines, particularly in the auto industry.
Commercial

Orthodontic brackets	Traditional stainless steel orthodontic brackets are often considered unsightly. Substitute clear plastic materials can be weak and may stain. Some orthodontic patients prefer aesthetically pleasing brackets which can be affixed to each tooth to support the arch wire.	Our translucent ceramic orthodontic brackets are inert, reveal the color of the patient’s teeth, and allow the orthodontist to correct the patient’s bite. Our marketing partner, 3M Unitek, sells this translucent ceramic bracket under the brand name Clarity™.

Our Competitive Strengths

We believe that several aspects of our company provide us a competitive advantage in the markets we serve, including the following:

Broad Technical Expertise in Ceramic Material Science.    Since the founding of our company in 1967, our core business has been researching, developing, designing, manufacturing and marketing advanced technical ceramic products. Specifically, our expertise is in a class of ceramics known as non-oxide structural ceramics. Many of our staff are technically trained, including 70 employees with degrees in ceramic engineering or related sciences, of which 24 have Ph.D. degrees. We have continuously sought to develop and manufacture innovative ceramic products that meet the specific market requirements for a broad range of applications. For example, our expertise allows us to develop ceramic armor products expeditiously and manufacture them on a significant scale.

Proprietary Equipment and Manufacturing Processes.    The specialized equipment required to manufacture ceramic powders and advanced technical ceramics must often be custom designed and is not readily available. Over the past several decades, we have designed and constructed a substantial array of highly specialized and customized equipment and manufacturing processes, including our hot press lines and furnaces. We believe our proprietary equipment and manufacturing processes allow us to meet the high volume demands of our customers in the markets that we serve.

Vertically Integrated Body Armor Manufacturer.    We are a vertically integrated manufacturer of lightweight ceramic body armor. Our ESK Ceramics subsidiary manufactures boron carbide powder—the key raw material used in the production of our body armor. ESK Ceramics is one of the world’s leading manufacturers of boron carbide powder and has been a supplier of boron carbide powder to us for over 30 years. We form the boron carbide powder into ceramic armor plates using our own furnaces and hot presses. We then apply backing materials purchased from third parties to the plates to complete a ceramic body armor system ready to ship to our customers. Owning a source of our principal raw material, together with the recent and ongoing expansion of our manufacturing capacity at our Lexington, Kentucky plant, should allow us to fulfill current and anticipated demand for our ceramic body armor, while enabling us to manage our costs, product yields and high quality standards.

Strong Position in Multiple Markets.    We maintain a strong position in many of the markets that we serve. We believe that we are the leading supplier of lightweight ceramic armor products to the U.S. government. We further believe that we supply a significant portion of products in many of the markets we serve including: boron carbide powders; translucent ceramic orthodontic brackets; ceramic missile radomes, commonly known as nose cones, for the PAC-3 and Arrow missile programs; sintered reaction bonded silicon nitride, which we call SRBSN, for industrial and automotive applications; evaporation boats used to apply the metallic coating to packaging materials; and wear resistant functional and frictional coatings for the automotive industry. We believe that our leadership position in ceramic body armor and in many of the other markets that we serve provides us with a key advantage in securing new and continuing business.

Key Customer Relationships.    We have longstanding relationships with many of our significant customers in the defense, industrial, automotive/diesel and commercial markets that we serve, which have enhanced our ability to obtain business over time. For example, for more than 20 years we have sold our advanced technical ceramic products to various agencies of the U.S. government. Since 2003, we have derived the majority of our revenues from the Army, Marines, Air Force and other branches of the U.S. military. We possess significant knowledge of the applicable purchasing requirements and product specifications within each of the branches of the U.S. military that we serve, and we believe that we have established an excellent reputation with key individuals within each branch.

Experienced Management Team and Entrepreneurial Culture.    Our success is attributable in large part to the extensive knowledge and experience of our management team and key personnel. Our executive management team has substantial experience in advanced technical ceramic materials science and our Chief Executive Officer, our President of North American Operations and our Vice President of Operations each has more than 25 years of experience in the ceramics industry. Our management team has demonstrated its ability to identify, execute and integrate strategic acquisitions into our business through our acquisitions of ESK Ceramics in August 2004 and Quest Technology in May 2004. Moreover, we believe that the entrepreneurial culture that has been fostered at Ceradyne since 1967 enhances our ability to develop innovative products for the markets that we serve.

Our Business Strategy

Our goal is to create value for our stockholders by profitably developing, manufacturing and selling advanced technical ceramic components to customers in existing and new markets where there is a need for new materials that will increase the efficiency, productivity and life of our customers’ end products. Key elements of our strategy for achieving this goal include:

Capitalizing on Opportunities in the Defense Market.    The current geopolitical climate, terrorist threats and heightened international conflicts such as those in Iraq and Afghanistan, have been the primary factors driving demand for our defense products. Our defense marketing and sales efforts emphasize sales of ceramic body armor for military personnel to the U.S. government and, with the authorization of the U.S. government, to foreign allies of the United States. We also intend to expand our lightweight ceramic armor products to address additional body armor applications as well as new defense applications in vehicles, boats and aircraft. For example, we were recently awarded a contract by the U.S. Navy to provide ceramic armor for its high-speed amphibious transport vessel—the Landing Craft, Air Cushion. Moreover, we recently established a 29,000 square foot facility in Wixom, Michigan that is dedicated to designing and constructing prototypes of lightweight ceramic armor systems for vehicles.

Continuing to Increase our Non-Defense Revenue Base.    We plan to continue to grow our non-defense customer base, primarily through promoting existing products to new customers and developing new products for new and existing customers. We focus on educating our current and potential customers on the advantages of our advanced technical ceramics compared to alternative solutions, and assisting them in developing advanced technical ceramic components for existing or new products and applications. Our highly trained technical and marketing staff educates our customers through direct sales visits, by preparing technical papers and product literature, and by participating in technical conferences, trade shows and exhibitions. Based on these efforts, we believe there is an opportunity to further expand the use of advanced technical ceramic products. For example, we are working with 3M Unitek on developing the next generation of translucent ceramic orthodontic brackets. We also intend to further increase our customer, product and market base by converting certain advanced technical ceramics, originally developed for defense applications, to industrial and commercial applications. In addition to organically growing our product portfolio and market reach, we plan to continue to identify strategic acquisition opportunities that broaden our product lines within industrial and commercial markets. For example, a key strategic reason for our acquisition of ESK Ceramics was to further increase our non-defense revenue base.

Identifying New Products and Markets.    We intend to identify new products and markets to meet evolving customer requirements for high performance materials. Due to the special properties of the advanced technical ceramics we produce, we believe there are numerous applications and markets for such materials. Our research and development efforts have identified several new applications for advanced technical ceramics in both existing markets, such as the defense industry, and new markets, including the energy, metals production and chemical industries. Such new applications include lightweight ceramic armor for military vehicles, boats and aircraft; ceramic components that have the potential to facilitate extraction of oil from oil sands on a cost-effective basis; ceramic materials that have the potential to reduce significantly the cost of producing molten aluminum; chemical micro reactors, heat exchangers and hydraulic trim valves produced with our proprietary technology that have the potential to provide an economical substitute for steel in extreme environments; storage containers made with our boron carbide powder that have the potential to be used for long-term containment of nuclear waste from nuclear power plants; and small complicated ceramic components made using our injection molding technology that have the potential to be used as medical implants. We also expect to continue to benefit from the addition of ESK Ceramics’ expertise in ceramic powders and products, which has expanded the scope and scale of our product development efforts.

Investing to Improve our Gross Margins and Manufacturing Efficiencies.    We focus on cost containment, productivity enhancements and manufacturing efficiencies as a means to drive earnings growth. We have implemented lean manufacturing initiatives, such as Demand Flow® Technology, in order to reduce inventories and queue times and to increase productivity. Additionally, we continue to evaluate opportunities to employ automation and dedicated work cells to expand our in-line production efficiency. We also continue to seek ways to reduce our manufacturing costs by evaluating opportunities to relocate or expand manufacturing operations within the United States as well as internationally. For example, in 2004, we began expanding our high energy-utilization manufacturing processes at our new Lexington, Kentucky facility, where the cost of electricity, which comprises a significant portion of our cost of product sales, is substantially lower than in California. We plan to evaluate strategic manufacturing relationships in international markets, including joint ventures or acquisitions, particularly in low cost manufacturing areas such as Mexico and China. We also plan to develop strategic relationships with other manufacturing companies or key customers whose expertise or financial resources can assist us in accomplishing our objectives.

Market Applications and Products

Our products are sold into four principal markets: defense, industrial, automotive/diesel and commercial. The following is a description of our principal products by market application:

Defense

Lightweight Ceramic Armor.    We have developed and currently manufacture lightweight ceramic armor capable of protecting against threats as great as 12.7 millimeter armor piercing machine gun bullets. Compared to traditional steel armor plates, our ceramic armor systems offer weight savings as great as 40%. Using hot pressed Ceralloy® ceramic, our armor plates are laminated with either Spectra Shield®, Dyneema®, Kevlar™, fiberglass, custom hybrid laminates or aluminum and formed into a wide variety of shapes, structures and components. Initially, our manufactured ceramic armor was used principally for military helicopter crew seats and airframe panels. We are now also a major supplier of lightweight ceramic body armor for the U.S. military, and we believe we are a leading producer of lightweight ceramic armor for military helicopters. We are also developing products to address similar ballistic protection needs in boats. For example, we were recently awarded a contract by the U.S. Navy to provide ceramic armor for its high speed amphibious transport vessel—the Landing Craft, Air Cushion.

Boron Carbide Powders.    We manufacture boron carbide powder, which is the principal raw material used in the production of our lightweight ceramic body armor. Our ESK Ceramics subsidiary is one of the world’s leading manufacturers of this material. ESK Ceramics has been a supplier of boron carbide powder to us for over 30 years and also supplies our ceramic body armor competitors.

Missile Radomes (Nose Cones).    We manufacture conical shaped, precision machined ceramic radomes which are designed for the front end of defensive missiles. These radomes are used where missile velocities are high and operating environments are severe, and the thermal shock and erosion resistance, high strength and microwave transparency properties of advanced technical ceramics are required. Our ceramic radomes are used on the PAC-3 (Patriot Advanced Capability) and the Arrow Missile.

Industrial

Fluid Handling/Wear Parts.    We supply products made primarily of our EKasic® silicon carbide, silicon nitride and boron carbide, which have excellent wear resistant properties, lightness, hardness, and can withstand extremely high temperatures. Products furnished are used in high performance pump seals, bearings for fluid handling, blast nozzles and chemical processing.

Boron Compounds and Metallurgy.    Boron nitride powders have excellent release properties and are highly resistant to wear and corrosion. These powders are used in the forming and bending of glass, as an additive in refractory materials, and as a lubricant for aluminum extrusion. Our silicon nitride products have excellent thermal shock resistance and temperature stability up to 1,200° Centigrade. These products are used for transportation of liquid aluminum, for use in low and high pressure casting and in liquid aluminum processes.

Evaporation Boats.    Our evaporation boats are used in the metallization of various surfaces such as plastic, paper or glass. Metallization is a process based on the deposition of a metallic vapor under vacuum to coat a substrate surface with a thin layer of aluminum, zinc, copper or silver. The preferred metal for the metallizing process is aluminum. Evaporation boats have direct contact with highly corrosive liquid metal alloys and are made out of a boron nitride/titanium diboride composite material. These products provide packaging manufacturers the ability to apply vaporized aluminum to packaging material that as a finished product helps to preserve and maintain the shelf life of food products.

Industrial Wear Components.    Our industrial wear components are made primarily of our Ceralloy® 147 sintered reaction bonded silicon nitride (SRBSN). These SRBSN ceramic components are generally incorporated in high wear areas of industrial machinery where severe abrasive conditions would otherwise wear out vital components. Our wear resistant parts are used to replace parts made of materials such as tungsten carbide or ceramics such as aluminum oxide. Applications include paper making equipment, abrasive blasting nozzles, metal cutting tool inserts as well as custom products.

Radioactive Waste Management.    Boron carbide powder has a high cross-section for capturing neutrons, making it an ideal material for the management of radioactive nuclear waste from nuclear power plants. Typical applications include use in neutron absorbing parts, such as control rods in nuclear power plants, and nuclear shielding in the storage and transportation of nuclear waste materials.

Ceramic-Impregnated Dispenser Cathodes.    We manufacture ceramic-impregnated dispenser cathodes for microwave tubes used in radar, satellite communications, electronic countermeasures and other applications. Dispenser cathodes, when heated, provide a stream of electrons which are magnetically focused into an electron beam. Microwave dispenser cathodes are primarily composed of a porous tungsten matrix impregnated with ceramic oxide compounds. The use of ceramic-impregnated cathodes reduces the amount of energy necessary to create a high level of electron emissions. Our ceramic-impregnated cathodes are also used in ion lasers and cathode ray tubes.

Tempered Glass Furnace Components and Metallurgical and Industrial Tooling.    Fused silica ceramic does not, to any material extent, expand when heated or contract when cooled. This material is therefore used for industrial tooling components and molds where complicated shapes and dimensions are maintained over a wide range of temperatures. Such applications include forming and shaping titanium metal used in aircraft manufacture. Other applications take advantage of fused silica’s excellent thermal shock resistance and inertness when in contact with glass. We produce fused silica ceramic rollers up to 14 feet in length used in glass tempering furnaces.

Fused Silica Ceramic Crucibles.    We manufacture fused silica ceramic crucibles, or receptacles, which are used in the fabrication of polycrystal silicon for photovoltaic cells that convert sunlight into electricity. These crucibles are designed to withstand high temperatures and thermal shock when in contact with molten silicon, without contaminating the melt.

Precision Ceramics.    We manufacture a variety of hot pressed Ceralloy® ceramic compositions that are precision diamond ground to exacting tolerances, primarily for microwave tube applications. The interior cavities of microwave tubes often require microwave absorbing ceramic components capable of operating at elevated temperatures and in high vacuums.

Samarium Cobalt Permanent Magnets.    We manufacture and market our samarium cobalt magnets as components primarily for microwave tube applications. Electron beams in microwave tubes generated by the dispenser cathodes described above can be controlled by the magnetic force provided by these powerful permanent magnets. The magnets are generally small sub-components of microwave traveling wave tubes.

Automotive/Diesel

Wear-Resistant Functional and Frictional Coatings.    We manufacture our Ekagrip® Foils for wear-resistant functional and frictional coatings utilizing entrapped hard particles, primarily diamonds. This product line increases the static friction coefficient, minimizes the effects of vibration and allows more economic and efficient designs of engines, particularly in the auto industry.

Diesel Engine Components.    We have been manufacturing ceramic cam rollers for heavy-duty diesel engines since 1999, and now have production contracts to supply cam rollers to several major engine companies. However, we are aware that some of our customers are designing new engines that do not include our cam rollers. We also supply a fuel systems manufacturer with components for a diesel fuel pump. In addition, we are engaged in development projects with a number of other diesel engine and fuel pump systems manufacturers worldwide for various ceramic components.

Commercial

Ceramic Orthodontic Brackets.    In orthodontics, to correct a patient’s tooth alignment, a small stainless steel bracket is attached to each tooth. These brackets provide a guide to the archwire, which is the wire that sets into each bracket. The cosmetic appearance of this metal is often considered unattractive. Together with 3M Unitek, we have developed a patented (jointly owned by Ceradyne and 3M Unitek) ceramic bracket which 3M Unitek markets to orthodontists under the brand name Clarity™. The translucency of this ceramic bracket, together with the classic ceramic properties of hardness, chemical inertness and imperviousness, result in a cosmetic substitute for traditional stainless steel brackets. These brackets reveal the natural color of the patient’s teeth while performing the structural functions of traditional stainless steel brackets.

Operating Divisions and Facilities

We serve our markets through four segments with manufacturing facilities in several locations across the United States and two locations in Europe—Germany and France. The following table includes a summary of our facilities and products comprising our four operating segments.

Facility Location	Products

Ceradyne Advanced Ceramic Operations

Costa Mesa, Irvine and San Diego, California(1)

Approximately 182,000 square feet

Lexington, Kentucky(2)

Approximately 115,000 square feet

Wixom, Michigan(3)

Approximately 29,000 square feet

Defense Applications:

• Lightweight ceramic armor

Industrial Applications:

• Ceralloy® 147 SRBSN wear parts

• Precision ceramics

Automotive/Diesel Applications:

• Ceralloy® 147 SRBSN automotive/diesel engine parts

Commercial Applications:

• Ceramic orthodontic brackets

• Components for medical devices

ESK Ceramics Kempten, Germany(4) Approximately 544,000 square feet Bazet, France(5) Approximately 88,000 square feet

Defense Applications:

• Boron carbide powders for body armor

Industrial Applications:

• Ceramic powders: boron carbide, boron nitride, titanium diboride, calcium hexaboride and zirconium diboride

• Silicon carbide parts

• Evaporation boats for the packaging industry

• High performance pump seals

Automotive/Diesel Applications:

• EKagrip® functional and frictional coatings

Ceradyne Semicon Associates Lexington, Kentucky(6) Approximately 35,000 square feet	Industrial Applications: • Ceramic-impregnated dispenser cathodes for microwave tubes, lasers and cathode ray tubes • Samarium cobalt magnets
Ceradyne Thermo Materials Scottdale and Clarkston, Georgia(7) Approximately 132,000 square feet

Defense Applications:

• Missile radomes (nose cones)

Industrial Applications:

• Glass tempering rolls

• Metallurgical tooling

• Castable and other fused silica products

• Crucibles for photovoltaic solar cell applications

(1)	We have leases on our facilities in Costa Mesa, California, aggregating approximately 99,000 square feet, all of which expire in October 2010. We own our 40,000 square foot facility in Irvine, California. We also have a lease on our 23,000 square foot facility in Irvine that expires in April 2009, and we have a lease on our 10,000 square foot facility in Irvine that expires in February 2006. We have a lease on our 10,000 square foot facility in San Diego, California which expires in December 2005.
(2)	We own our facility in Lexington, Kentucky.
(3)	We have a lease on our Wixom, Michigan facility which expires in April 2010.
(4)	We own our facility in Kempten, Germany, as well as the 22-acre property on which our facility is located.
(5)	We own our facility in Bazet, France, as well as the four-acre property on which our facility is located.
(6)	We own our facility in Lexington, Kentucky, as well as the five-acre property on which our facility is located.
(7)	We have a lease on our 85,000 square foot facility in Scottdale, Georgia which expires in December 2015. We have a lease on our 47,000 square foot facility in Clarkston, Georgia which expires in May 2009.

Sales, Marketing and Customers

Each of our four operating segments maintains a separate sales and marketing force promoting its individual products. As of September 30, 2005, we had 71 employees directly involved in sales and marketing, including 44 sales and marketing personnel located outside the United States. We also have agreements with manufacturers’ representatives in foreign countries who are compensated as a percent of sales in their territory. Sales to customers located outside the United States represented approximately 10.9% of our net sales in 2002, 5.4% in 2003, 21.0% in 2004 and 28.0% in the first nine months of 2005.

We continue to explore various domestic and international relationships to increase our sales and market penetration. We seek long-term relationships such as multi-year agreements or exclusive relationships with our customers to achieve a more consistent and predictable flow of orders and shipments.

We sell products and components to the U.S. government and government agencies, as well as to government contractors, original equipment manufacturers and to end users. The U.S. government and government agencies collectively represented approximately 35.9% of our net sales in 2002, 53.7% in 2003, 59.2% in 2004 and 51.8% in the first nine months of 2005.

We sell our translucent ceramic orthodontic brackets only to 3M Unitek under an exclusive agreement that expires in September 2007. Sales to 3M Unitek represented approximately 11.5% of our net sales in 2002, 8.9% in 2003, 4.5% in 2004 and 2.9% in the first nine months of 2005. In March 1986, we entered into a joint development and supply agreement with 3M Unitek for the development of a translucent ceramic bracket for orthodontic appliances, commonly known as braces. 3M Unitek is a major manufacturer of stainless steel orthodontic brackets and, early in our relationship, shared with us the functional specifications and properties which ceramic brackets would be required to satisfy. With this information and our experience with translucent ceramics in defense applications, we developed, and in 1987 began manufacturing, translucent ceramic brackets. 3M Unitek may or may not continue to actively market our ceramic orthodontic brackets, and our agreement with 3M Unitek does not require it to maintain any level of commitment to our products. When our exclusive agreement with 3M Unitek and the first of two patents for our ceramic orthodontic brackets which we jointly own with 3M Unitek expire in September 2007, we expect 3M Unitek will purchase ceramic orthodontic brackets from one or more other sources in addition to purchasing from us. We are currently negotiating with 3M Unitek for a non-exclusive agreement that would take effect when the existing agreement expires.

Manufacturing Processes

We employ a number of advanced technical ceramic manufacturing processes that enable us to deliver high quality products designed to meet specific customer requirements. The processes used to manufacture our principal products are described below.

Hot Pressing.    Our hot pressing process is generally used to fabricate ceramic shapes for lightweight ceramic armor. We have designed and constructed induction heated furnaces capable of operating at temperatures exceeding 4,000°F in inert atmospheres at pressures up to 5,000 pounds per square inch. With this equipment, we can fabricate parts more than 26 inches in diameter, which is considered large for advanced technical ceramics. Using multiple cavity dies and special tooling, we can produce a number of parts in one furnace during a single heating and pressing cycle.

Our raw materials are fine powders procured from our ESK Ceramics subsidiary, as well as from several outside suppliers. After we process them, the powders are either loaded directly into the hot pressing molds or are shaped into pre-forms prior to loading into the hot pressing molds. The powders are placed in specially prepared graphite tooling, most of which we machine to shape. Heat and pressure are gradually applied to the desired level, carefully maintained and finally reduced. The furnace is then removed from the press and allowed to cool, permitting the press to be used with another furnace. For most products, this cycle takes approximately 20 hours.

The resultant ceramic product generally has mechanical, chemical and electrical properties of a quality approaching theoretical limits. Almost all products, other than armor, are then finished by diamond grinding to meet precise dimensional specifications.

Ceramic Powders (Boron Carbide TETRABOR®, Boron Nitride, Titanium Diboride, Calcium Hexaboride, Zirconium Diboride).    We purchase raw materials like carbon, boric acid and oxides from outside vendors. These raw materials are converted into the final formulation in large high temperature processes using an arc furnace. After the resultant material is cooled, it is broken down into fine particulates that are then purified through a chemical treatment. The next process is the production and classification of various grain sizes. The manufacturing processes result in a very high and consistent quality powder. The resulting finished ceramic powder products are used in a wide range of applications, such as ceramics and powders for abrasives, armor, neutron absorption and refractories.

Sintering and Reaction Bonding of Silicon Nitride (SRBSN).    The sintering of reaction bonded silicon nitride results in our Ceralloy® 147 SRBSN, which is used in industrial and automotive/diesel applications. This SRBSN process begins with relatively inexpensive high purity elemental silicon (Si) powders, which contrasts sharply with some other competitors’ manufacturing techniques which start with relatively more expensive silicon nitride (Si3N4) powders.

After additives are incorporated by milling and spray drying, the silicon powders are formed into shapes through conventional ceramic processing such as dry pressing. These shapes are then fired in a nitrogen atmosphere which converts the silicon part to a silicon nitride part. At this step (reaction bonding), the silicon nitride is pressure sintered in an inert atmosphere increasing the strength of the component threefold. As a result of SRBSN processing, the ceramic crystals grow in an intertwining “needle-like” fashion which we have named NeedleLok™. The NeedleLok™ structure results in a strong, tough, high fracture energy part. This process can be used to produce extremely high production volumes of parts due to the use of conventional pressing processes.

Manufacture of Translucent Ceramics (Transtar®).    We produce translucent aluminum oxide (Transtar®) components primarily for use as orthodontic ceramic brackets. We purchase the high purity powders from outside vendors and process them using dedicated conventional ceramic mechanical dry presses. The formed blanks are then fired in a segregated furnace in a hydrogen atmosphere at over 3,000°F until the ceramics enter into a mechanically strong, translucent condition. These fired translucent brackets then have certain critical features diamond ground into them. The next step is a proprietary treatment of the bonding side in order to permit a sound mechanical seal when bound to the patient’s teeth. In the final step we furnace braze a stainless steel channel into each archwire slot which has been previously diamond ground into the bracket.

Functional Coatings.    Our functional coatings are formed by the deposition of hard particles, primarily diamonds, in a nickel layer on steel, aluminum or titanium. We purchase the hard particles—sized between nanometers and 60µm—from outside vendors and customize these raw materials through chemical treatment. Before being coated, the metal parts are chemically cleaned and deburred. The final product is manufactured by an electroless nickel coating process with simultaneous embedding of hard particle grains. The final step is the hardening of the nickel surface by a heat treatment process up to 660°F.

Evaporation Boats (LaserMet®, DiMet®, TriMet®, FlashMet®).    Evaporation boats are ceramic sintered parts consisting of titanium diboride/boron nitride and other nitride compositions for our TriMet® product. These components, in the form of ceramic powders, are milled and conditioned. The key forming process is hot pressing, which results in solid sintered billets. From these sintered billets, the evaporation boats are machined with proprietary processes to various types and shapes.

Sintered Parts.    For the production of sintered parts, we either buy raw materials like silicon carbide from outside vendors or use our own ceramic powders. With our specific developed processes, we condition the ceramic powders by incorporating additives, milling, and spray drying into ready-to-press powders. We then utilize the processing steps of forming, green machining, sintering and machining as the materials are transformed into various shapes. We utilize a broad range of technological processes and equipment to accomplish this. An example of these are cold isostatic pressing, axial dry pressing, injection molding, extrusion molding, pressure sintering, hot pressing, hot isostatic pressing and pressureless sintering.

Diamond Grinding.    Many of our advanced technical ceramic products must be finished by diamond grinding because of their extreme hardness. Our finished components typically are machined to tolerances of ±.001 inch and occasionally are machined to tolerances up to ±.0001 inch. To a limited extent, we also perform diamond grinding services for customers independently of our other manufacturing processes to specifications provided by the customer. Our diamond grinding facilities can perform surface grinding, diameter grinding, ultrasonic diamond grinding, diamond lapping, diamond slicing and honing. The equipment includes manual, automatic and computer numerically controlled, or CNC, grinders. We have specially adapted the CNC grinders for precision grinding of ceramic contours to exacting tolerances.

Sintering of Fused Silica Ceramics.    Sintering of fused silica ceramics is the process we use to fabricate fused silica ceramic shapes for applications in glass tempering furnaces, metallurgical tooling, missile radomes (nose cones) and other industrial uses. To fabricate fused silica ceramic shapes, fused silica powders are made into unfired shapes through slip casting or other ceramic forming processes. These unfired “green” shapes are fired at temperatures up to 2,500°F. The final shapes are often marketed in the “as fired” condition or, in some cases, precision diamond ground to achieve specific dimensional tolerances or surface finishes required by certain customers.

Injection Molding.    Certain markets, like medical device components, require ceramic shapes that are small, highly configured and held to tight dimensional tolerances. Many of these can only be produced by the injection molding process. At the present time these powders tend to be oxide ceramics, primarily zirconia, alumina and/or blends thereof that we mix in house. The ceramic powder is then blended with organic ingredients that constitute a proprietary binder system. The resultant feedstock allows us to process the material through a standard injection-molding machine into a precision mold designed by us.

Raw Materials

The starting raw materials for our manufacturing operations are generally fine, synthetic powders available from several domestic and foreign sources, including our subsidiary, ESK Ceramics. ESK Ceramics supplied 49 tons of boron carbide power to us in 2003, 138 tons in 2004 and 332 tons in the first nine months of 2005. We have owned ESK Ceramics since August 23, 2004. Other raw materials, such as the backing material for ceramic armor, graphite and metal components, are procured from several commercial sources. The backing material used in the production of body armor is currently subject to government directed allocation. We believe that sufficient quantities of this material will be available to fulfill our projected needs.

Quality Control

We make our products to a number of exacting specifications. In order to meet both internal quality criteria and customer requirements, we implement a number of quality assurance and in-process statistical process control programs. We implement these quality programs separately at each of our three manufacturing locations. Our Advanced Ceramic Operations, ESK Ceramics and Thermo Materials facilities have received ISO 9001 Certification. Ceradyne Semicon Associates is ISO 9000 compliant.

Engineering and Research

Our engineering and research efforts consist of application engineering in response to customer requirements, in addition to new materials and product development. Our efforts create new products, modify existing products to fit specific customer needs and result in developing enhanced ceramic processes.

We allocate costs associated with application engineering and research between cost of product sales and research and development expense. Application engineering efforts devoted to specific customer orders generally are recognized as cost of product sales, while the balance of engineering and research costs is included in research and development and expensed as incurred. Our research and development expenses were approximately $2.1 million in 2002, $2.1 million in 2003, $3.3 million in 2004 and $5.6 million in the first nine months of 2005.

Competition

Our products compete with advanced technical ceramic products and powders from other companies, as well as with high strength steel alloys and plastic products. When competing with other advanced technical ceramic products and powders, we believe the principal competitive factors are manufacturing capacity and the ability to deliver products, price, product performance, material specifications, application engineering capabilities, customer support and reputation. Some of our competitors include Armor Holdings, ArmorWorks, Ceramtec, the Cercom subsidiary of BAE Systems, CoorsTek, Denka, GE Advanced Ceramics, Hitachi, HC Starck, Kyocera’s Industrial Ceramics Group, Morgan, Saint Gobain, Sintec, Spectra-Mat, UK Abrasives and Vesuvius. Many of our current or potential competitors have greater financial, marketing and technical resources than we do. We cannot guarantee that we will be able to compete successfully against our current or future competitors. If we fail to compete successfully, there could be material adverse effects on our business, financial condition and results of operations. In many applications we also compete with manufacturers of non-ceramic materials. When competing with high strength steel alloys and plastic products, we may not be able to compete effectively when price is a primary consideration, because our products are typically more expensive as a result of higher manufacturing costs associated with the production of advanced technical ceramics.

Backlog

We record an item as backlog when we receive a contract, purchase order or other notification indicating the number of units to be purchased, the purchase price, specifications, delivery requirements and other customary terms and conditions. Our backlog was approximately $103.1 million as of December 31, 2003, approximately $199.9 million as of December 31, 2004, and approximately $189.6 million as of September 30, 2005. We expect that substantially all of our backlog as of September 30, 2005 will be shipped during the next 12 months.

Patents, Licenses and Trademarks

We rely primarily on trade secrecy to protect compositions and processes that we believe are proprietary. In certain cases, the disclosure of information concerning such compositions or processes in issuing a patent could be competitively disadvantageous. However, our management believes that patents are important for technologies where trade secrecy alone is not a reliable source of protection. Accordingly, we have applied for, or have been granted, several U.S. patents relating to compositions, products or processes that our management believes are proprietary, including lightweight ceramic armor.

We have been issued two U.S. patents relating to translucent ceramics for orthodontic brackets. The earliest of these patents expires in September 2007. We co-invented and co-own these patents with 3M Unitek. Together with 3M Unitek, we have granted licenses to companies whose ceramic orthodontic brackets infringe our joint patents. These companies pay both of us royalties based on sales of their orthodontic ceramic brackets for the remaining life of the patents.

In addition to the above, we have been issued 20 U.S. patents and have 13 patents pending and have applied for corresponding foreign patents in various foreign countries. The earliest of these patents expires in 2006. Of the number of patents indicated above, our subsidiary, ESK Ceramics, has been issued 14 U.S. patents, while 4 patents are pending.

The proprietary coarse grained silicon carbide materials, including silicon carbide materials with graphite inclusions, are protected by patents in Europe, the United States, Canada, Japan and the Czech Republic. These patents expire in 2017. Other patents and one patent pending also relate to sintered silicon carbide materials, the earliest expiring in 2010. Another 4 patents for evaporation boats have been issued in Europe, the United States, Canada and Japan. The earliest of these patents expires in 2018. One other patent is on Ekagrip®, the friction enhancing coatings, which expires in 2019, and there is an additional patent pending on Ekagrip®. Other patents relate to boron nitride materials and composite ceramic materials.

“Ceralloy®,” the name of our technical ceramics, “Ceradyne®” and the Ceradyne logo, comprising the stylized letters “CD®,” are our major trademarks registered in the United States and various foreign countries. We also have other trademarks, including “Transtar®,” “Semicon®,” “Thermo®,” “Netshape®,” “Defender®,” “NeedleLok™,” and “Ramtech™”. The ESK Ceramics logo, and ESK Ceramics’ major product trademarks, including “TETRABOR®”, “EKasic®”, “DiMet®”, “TriMet®”, “MYCROSINT®” and “EKagrip®” are registered in Germany and many countries worldwide.

Employees

As of September 30, 2005, we had 1,663 employees, including 70 employees with undergraduate or graduate degrees in ceramic engineering or related sciences. Of these total employees, 1,255 were in manufacturing, 185 were in engineering and research, 71 were in sales and marketing, and 152 were in general management, finance and administration. We also use temporary labor in some of our production operations. We generally consider our relationship with employees to be excellent. None of our U.S.-based employees are represented by labor unions. The employees of ESK Ceramics have elected a works council, an entity which represents employees and is entitled to information and co-determination rights under German law. We consider our relationship with the works council to be good.

Legal Proceedings

We are involved in legal proceedings incidental to our business from time to time. We believe that pending actions, individually and in the aggregate, will not have a material adverse effect on our financial condition, results of operations or cash flow, and that adequate provision has been made for the resolution of such actions and proceedings.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages as of November 15, 2005 are as follows:

Name	Age	Position
Joel P. Moskowitz	66	Chairman of the Board, Chief Executive Officer and President

David P. Reed	51	Vice President, President of North American Operations and Assistant Corporate Secretary

Jerrold J. Pellizzon	52	Chief Financial Officer and Corporate Secretary

Michael A. Kraft	42	Vice President of Sales, Marketing and Business Development

Peter Hartl	49	Vice President and President of ESK Ceramics

Marc King	59	Vice President of Armor Operations

Bruce Lockhart	43	Vice President and President of Thermo Materials

Jeff Waldal	41	Vice President and President of Semicon Associates

Alvin Gerk	63	Vice President Operations

Richard A. Alliegro(1)(3)	75	Director

Eduard Bagdasarian(2)	41	Director

Frank Edelstein(1)(2)(3)	79	Director

Richard A. Kertson(2)	65	Director

Milton L. Lohr(1)(2)(3)	80	Director

(1)	Member of our compensation committee.
(2)	Member of our audit committee.
(3)	Member of our nominating and corporate governance committee.

Joel P. Moskowitz co-founded our predecessor company in 1967. He served as our President from 1974 until January 1987, and has served as our President since September 1987. In addition, Mr. Moskowitz has served as our Chairman of the Board and Chief Executive Officer since 1983. Mr. Moskowitz currently serves on the Board of Trustees of Alfred University. Mr. Moskowitz obtained a B.S. in Ceramic Engineering from Alfred University in 1961 and an M.B.A. from the University of Southern California in 1967.

David P. Reed joined us in November 1983, and has served as a Vice President since January 1988. In February 2005, Mr. Reed was appointed to the newly created position of President of North American Operations, with responsibility for all the company’s Advanced Ceramic Operations in Costa Mesa, Irvine and San Diego, California, as well as the new plant in Lexington, Kentucky; Ceradyne Thermo Materials, in Scottdale, Georgia; and Ceradyne Semicon Associates, in Lexington, Kentucky. Mr. Reed’s focus has been and will continue to be on lightweight ceramic armor systems. Prior to joining us, Mr. Reed served as Manager, Process Engineering for the Industrial Ceramic Division of Norton Co. from 1980 to 1983. Mr. Reed obtained a B.S. in Ceramic Engineering from Alfred University in 1976 and an M.S. in Ceramic Engineering from the University of Illinois in 1977.

Jerrold J. Pellizzon joined us in September 2002 and serves as our Chief Financial Officer and Corporate Secretary. Prior to joining us, Mr. Pellizzon was Chief Executive Officer of DrSoy Nutrition, Inc., a developer of soy protein based food products, from 2000 until 2002. From 1994 through 2000, Mr. Pellizzon served as Chief Operating Officer and Chief Financial Officer of Met-Rx Substrate Technologies. From 1984 to 1993, Mr. Pellizzon was Chief Financial Officer for Breton Construction, Inc., and served on their executive committee and board of directors. Prior to 1984, Mr. Pellizzon held executive and management positions at Duke Timber Construction/Tobin Steel Company and was employed as a C.P.A. in public accounting. Mr. Pellizzon obtained his B.S. in Economics from UCLA in 1975.

Michael Kraft joined us in February 2005 in the newly created position of Vice President of Sales, Marketing and Business Development. Prior to joining us, Mr. Kraft was Managing Director of BVI Capital Partners, an investment bank that provides restructuring services, from 2003 through 2005, and President and Founder of KAM Solutions, LLC, an engineering and materials testing services firm, in 2003. From 2000 through 2002, Mr. Kraft was President, USA, for Rational AG and from 1993 through 2000, he held various management and marketing positions with Kulicke & Soffa Industries, Inc. Prior to 1993, Mr. Kraft held various management and marketing positions with General Electric Company. He holds degrees with honors from Michigan State University in electrical engineering and an MBA degree from Pennsylvania State University.

Peter Hartl joined us as a result of our 2004 acquisition of ESK Ceramics. Dr. Hartl was elected a Vice President in November 2004, and is President of ESK Ceramics. He joined ESK Ceramics in 1998 as Vice President in charge of boron compounds. Prior to joining ESK Ceramics, Dr. Hartl spent 11 years at ESK Ceramics’ former parent company, Wacker Chemie, starting in Wacker’s research department and moving to the chemical regulations department as part of a management development project. He became technical support manager in Wacker’s silicone division and was later appointed regional manager for silicone sealants to establish sales, marketing, production, and service operations in Singapore.

Marc King joined us in September 2004 as Vice President of Armor Operations in Washington, D.C. to support ongoing growth of our ceramic armor business, particularly in armor for ground-based military vehicles. Prior to joining us, he was Vice President of Business Development for Mistral, Incorporated, a provider of security products and services, from 2001 to 2004, where he developed strategies for marketing and sales to the U.S. government markets, including Department of Defense and Homeland Security. Prior to Mistral, Mr. King was president of GMA Cover Corporation (USA), a supplier to the United States Army Tank-Automotive and Armaments Command and the Defense Logistics Agency, from 1996 to 2001. Before that, he was Vice President of Gichner Systems Group (GSG), and President of its refrigerated truck body division. Gichner supplied shelters, enclosures, and other troop-support equipment through the DoD. Prior to GSG, Mr. King was Director of Allied Defense Industries’ land systems and aerospace divisions, where he planned and directed the marketing of defense and defense-related equipment, including vehicle armor. Mr. King’s military experience includes responsibility for command, operations, and logistical support for U.S. Army ground and air troops and weapons and ground warfare systems deployment. He also was a Congressional coordinator for the Secretary of the Army and managed Congressional legislative directives to the Army. He completed his military career as a lieutenant colonel. Mr. King received a B.A. in History from the University of Nebraska-Omaha and a M.A. in Public Service from Western Kentucky University.

Bruce Lockhart joined our Thermo Materials division as its President in September of 2001, and was appointed a Vice President of Ceradyne in February 2003. Prior to joining us, Mr. Lockhart had 16 years of varied experience in the ceramic industry, the majority of which was with Thermal Ceramics Inc., a provider of products for engineered heat management solutions. Mr. Lockhart received a B.S. in Ceramic Engineering from Clemson University in 1985 and a M.B.A. from Clemson University in 1990.

Jeff Waldal joined our Semicon Associates division in 1995 as a quality manager, and was promoted to manufacturing manager in 1997 and to President of Semicon in 1999. Mr. Waldal was elected as a Vice President in February 2003. He is currently responsible for the operations, finances and marketing at Semicon Associates.

Mr. Waldal began his career as senior materials technician at United Technologies—Pratt & Whitney Aircraft. He was employed for eight years at Ladish Company, Inc. as quality supervisor and quality manager. Mr. Waldal currently serves on the board of directors as Chairman for Kentucky Manufacturing Assistance Center and is a member of the University of Kentucky College of Engineering Dean’s Advisory Council. Mr. Waldal obtained a degree in Non-Destructive Testing from Hutchinson Technology Institute in 1984, a B.A. in Business Management from the University of Kentucky in 1995, and an M.B.A. from Eastern Kentucky University in 1998.

Alvin Gerk joined us in 1998, and has served as a Vice President since June 2005. Over the past seven years, Dr. Gerk has been responsible for the bulk of our Advanced Ceramic Operations division, including our lightweight ceramic armor production and silicon nitride technical ceramic components for diesel engine parts. Prior to joining us, Dr. Gerk was with Lanxide Armor Products, where he served as Director of Operations from 1996 to 1998, and as Director of Engineering from 1988 to 1996. From 1985 to 1988, Dr. Gerk served as Manager, Ceramics R & D at Abex Corporation, and from 1978 to 1985, Dr. Gerk served as Principal Engineer at Carborandum Company. Dr. Gerk obtained B.S., M.S. and Ph.D. degrees in Metallurgical Engineering from the University of Illinois in 1972, and pursued a six-year post doctorate at the Cavendish Laboratory at Cambridge University.

Richard A. Alliegro has served on our board of directors since 1992. Mr. Alliegro retired from Norton Company in 1990 after 33 years, where his last position was Vice President, Refractories and Wear, for Norton’s Advanced Ceramics operation. He served as President of Lanxide Manufacturing Co., a subsidiary of Lanxide Corporation, from May 1990 to February 1993. Mr. Alliegro currently is the owner of AllTec Consulting, Inc., a ceramic technology consulting firm. Mr. Alliegro obtained B.S. and M.S. degrees in Ceramic Engineering from Alfred University in 1951 and 1952, respectively, and served as a member of the Board of Trustees of that university for 16 years, until 1996.

Eduard Bagdasarian has served on our board of directors since 2002. He is Managing Director and head of the Equity Sponsor Coverage Group of the investment banking firm of Barrington Associates, where he has been employed since 1989. Mr. Bagdasarian chairs Barrington Associates’ Executive Committee and serves on its Board of Directors. Mr. Bagdasarian is a registered General and Financial Principal with the NASD. He obtained a B.A. degree in Business/Economics from UCLA in 1987.

Frank Edelstein has served on our board of directors since 1984. Mr. Edelstein has been a Vice President of StoneCreek Capital, Inc., a private equity firm, since 1986. From 1979 to 1986, he was Chairman of the Board of International Central Bank & Trust and President of CPI Pension Services, Inc. In July 1983, these companies were acquired by Continental Insurance Co., where he also served as Senior Vice President of the Financial Services Group. Mr. Edelstein is currently a director of Arkansas Best Corp. and IHOP Corp. He obtained a B.A. degree in Mathematics from New York University in 1948.

Richard A. Kertson was appointed to our board of directors on August 16, 2004 to fill the vacancy created by resolution of the board to increase the number of directors from five to six. From November 2000 until March 2005, Mr. Kertson served as a member of the Board of Directors of Varco International, Inc., a New York Stock Exchange-listed equipment manufacturer and service provider for the oilfield industry. He also served as Chairman of the Audit Committee of the Varco International Board from May 2003 until March 2005. Mr. Kertson was employed by Varco International from October 1975 until his retirement in February 2000, and served the last 16 years as its chief financial officer. His prior experience includes other senior-level staff and management positions in information systems at finance and industrial companies. Mr. Kertson earned his A.B. degree in Economics from Occidental College in 1961 and his M.B.A. degree in Finance from the University of California at Berkeley in 1963.

Milton L. Lohr served on our board of directors from 1986 until October 1988. He resigned to accept a position as the first Deputy Undersecretary of Defense for Acquisitions. He held that position until May 1989 and was re-elected to our board of directors in July 1989, and has served on our board of directors since July 1989.

Mr. Lohr is currently a business and defense consultant. He served in both the Reagan and George H. W. Bush administrations, with responsibility to assist in overseeing the Department of Defense’s major acquisition programs as well as exercising oversight of International Programs. He also served as U.S. Acquisition Representative to NATO and on the Four Power Group. He served three years on California’s Defense Conversion Council and was associated with Defense Development Corporation and LF Global Investments, where his activities were all devoted to venture capital and serving on advisory boards. Mr. Lohr was Senior Vice President of Titan Systems, a research and development company, from 1986 to 1988. Mr. Lohr served from 1969 to 1983 as Executive Vice-President of Flight Systems, Inc., a firm engaged in aviation and electronic warfare systems. Mr. Lohr has over thirty-five years experience in research and development, management, and as a senior government official. He served as a panel member of both the President’s Science Advisory Committee, the Defense Science Board, and as a member of the Army Science Board. Mr. Lohr obtained a B.E. degree in Engineering from USC in 1949 and a M.S. degree from UCLA in 1964.

Mr. Lohr was a limited partner in Global Money Management, LP, a private investment fund, and a member of LF Global Investments, LLC, which serves as the general partner of Global Money Management. For a brief period of time, Mr. Lohr served as a co-managing member of LF Global Investments. After becoming a co-managing member, Mr. Lohr became concerned in the latter part of 2003 about the financial operations of Global Money Management and LF Global Investments, which were not subject to his control. He voluntarily reported his concerns to the Securities and Exchange Commission and consented to the appointment of a receiver for Global Money Management and LF Global Investments for the purpose of investigating their business. The investigation resulted in a civil action initiated by the SEC in 2004, which is now pending in the U.S. District Court, Southern District of California in the case captioned SEC v. Global Money Management, LP, et al, 04-00521-BTM (WMC). The receiver has filed a bankruptcy action on behalf of the two entities. Mr. Lohr has cooperated with the SEC throughout its investigation and the ensuing civil action, and he has not been named in any action initiated by any governmental or regulatory agency or otherwise found to have violated any laws or regulations.

PRINCIPAL STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock as of November 15, 2005, for:

•	each person (or group of affiliated persons) who is known by us to beneficially own more than 5.0% of our common stock;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Except as otherwise noted, the address of each person listed in the table is c/o Ceradyne, Inc., 3169 Red Hill Avenue, Costa Mesa, California 92626. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage ownership for each stockholder is based on 24,658,350 shares of common stock outstanding as of November 15, 2005, together with all shares of common stock subject to options and restricted stock units that are exercisable within 60 days following November 15, 2005 for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

	Beneficial Ownership(1)				Percentage of Shares Beneficially Owned
Name and Address	Common Shares Owned		Options(2) Exercisable Within 60 Days	Total	Before This Offering	After This Offering(4)
Joel P. Moskowitz	1,565,779		191,250	1,757,029	7.1%	6.6%
Munder Capital Management, Inc. 480 Pierce St. Birmingham, MI 48009	1,270,899	(3)	—	1,270,899	5.2	4.8
Richard A. Alliegro	3,000		34,500	37,500	*	*
Eduard Bagdasarian	—		52,500	52,500	*	*
Frank Edelstein	43,650		18,750	62,400	*	*
Richard A. Kertson	3,320		22,500	25,820	*	*
Milton L. Lohr	—		74,000	74,000	*	*
All executive officers and directors as a group (14 persons)	1,640,896		518,750	2,159,646	8.6%	8.0%

*	Less than 1% of shares of common stock outstanding
(1)	This table is based upon information supplied by the executive officers, directors and beneficial stockholders.
(2)	Includes shares subject to outstanding incentive stock options, nonqualified stock options, and restricted stock units.
(3)	Based on information set forth on the Schedule 13F-HR filed by Munder Capital Management, Inc. with the Securities and Exchange Commission on August 12, 2005.
(4)	Assumes the issuance of 1,800,000 shares of common stock in this offering and no exercise by the underwriters of their over-allotment option.

MATERIAL U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock applicable to “non-U.S. holders” as we define that term below. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

Except as provided in the discussion of estate tax, the term “non-U.S. holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership or any other entity taxable as a partnership, or any of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This summary is limited to holders who hold our common stock as a capital asset. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities, except to the extent specifically set forth below;

•	persons that are partnerships or other pass-through entities;

•	persons that own, or are deemed to own, more than 5% of our company, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the U.S.;

•	persons who hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the common stock under the constructive sale provisions of the Code.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Distributions on Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that will first be applied against and reduce the non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Gain on Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30%, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a “U.S. person,” as defined under the Code. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification requirements. In addition, if the non-U.S. holder is a corporation, a “branch profits tax” equal to 30% (or lower applicable treaty rate) may be imposed on a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

To claim the benefit of a tax treaty or an exemption from withholding because the dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must either (a) provide a properly executed IRS Form W-8BEN or Form W-8ECI (as applicable) before the payment of dividends or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains (including gain recognized on a sale or other disposition of our common stock) allocable to U.S. sources exceed capital losses allocable to U.S. sources; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock, or the applicable period. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We believe that we are currently not and do not anticipate becoming a USRPHC. However, there is no assurance that our determination is correct or that we will not become a USRPHC in the future as a result of a change in our assets or operations.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

In general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us an appropriate statement certifying, under penalties of perjury, that you are not a U.S. person. In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person or you otherwise establish an exemption. However, we may be required to report annually to the Internal Revenue Service and to you the amount of, and the tax withheld with respect to, any dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

CONCURRENT CONVERTIBLE NOTE OFFERING

We are concurrently offering $100.0 million aggregate principal amount, or $110.0 million aggregate principal amount if the underwriters exercise their option in full, of senior subordinated convertible notes due 2035. The notes will mature on December 15, 2035, unless earlier redeemed, repurchased or converted. The notes will bear interest at         % per year on the principal amount of the notes, payable semi-annually in arrears in cash on June 15 and December 15 of each year, beginning June 15, 2006.

We will pay contingent interest to holders of notes during any six-month period from June 15 to December 14 and from December 15 to June 14, commencing with the six-month period beginning on December 20, 2010 and ending on June 14, 2011, if the average trading price of a note for the five trading days ending on the third trading day immediately preceding the first day of the relevant six month period equals 120% or more of the principal amount of the note. The amount of the contingent interest payable per note for any relevant six-month period will equal 0.25% per annum of the average trading price of a note for the applicable five trading day trading period described above.

Holders may convert their notes prior to the close of business on the business day before the stated maturity date based on an initial conversion rate, subject to adjustment, of              shares per $1,000 principal amount of notes, which represents an initial conversion price of $             per share, only in the following circumstances:

•	during any calendar quarter beginning after March 31, 2006, and only during such calendar quarter, if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the conversion price per share, which is $1,000 divided by the then applicable conversion rate;

•	during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing price for our common stock for each day of that period and the then applicable conversion rate;

•	if we call the notes for redemption;

•	if specified corporate transactions or distributions to holders of our common stock occur;

•	if a fundamental change occurs; or

•	during the 10 trading days prior to, but excluding, the maturity date.

Upon conversion, a holder will receive, in lieu of common stock, an amount in cash equal to the lesser of (i) the principal amount of the note or (ii) the conversion value, which will be equal to the then effective conversion rate multiplied by the average closing price of our common stock during a period of ten consecutive trading days prior to conversion. If the conversion value exceeds the principal amount of the note on the conversion date, we will also deliver, at our election, cash or common stock with respect to the remaining common stock deliverable upon conversion.

On or after December 20, 2010, we may from time to time at our option redeem the notes, in whole or in part, at redemption prices in cash set forth in the supplemental indenture under which the notes will be issued, plus accrued but unpaid interest, if any, to, but excluding, the applicable redemption date.

Holders may require us to purchase all or a portion of their notes for cash on December 15, 2012, December 15, 2015, December 15, 2020, December 15, 2025 and December 15, 2030 at a purchase price equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, if any, to the applicable purchase date.

Upon a fundamental change, which includes a termination of trading or certain changes in control, holders will have the option to require us to purchase all or any portion of the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

If certain fundamental changes occur on or prior to December 20, 2012, we will pay, to the extent described in the supplemental indenture, a make whole premium on notes converted in connection with a fundamental change by increasing the conversion rate applicable to the notes.

The notes:

•	will be our unsecured senior subordinated obligations and will rank junior in right of payment to our existing and future senior debt;

•	will rank equally in right of payment with our existing and future senior subordinated debt;

•	will rank senior in right of payment to our existing and future subordinated debt;

•	will effectively rank junior in right of payment to all of our existing and future secured debt, to the extent of the value of the assets securing such debt; and

•	will effectively rank junior in right of payment to any existing and future debt and other liabilities of our subsidiaries, including trade payables.

As of September 30, 2005, after giving effect to this offering and the concurrent note offering and the use of proceeds therefrom, we would have no senior debt outstanding and our subsidiaries would have had outstanding liabilities of $26.5 million to which the notes would rank effectively junior.

The terms of the supplemental indenture under which the notes will be issued do not limit our ability to incur additional debt, including secured debt.

UNDERWRITING

We intend to offer the shares in the United States and Canada through the underwriters. Citigroup Global Markets Inc., Needham & Company, LLC and Wachovia Capital Markets, LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below:

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Needham & Company, LLC
Wachovia Capital Markets, LLC
Adams Harkness, Inc.
JMP Securities LLC
Wedbush Morgan Securities Inc.

Total	1,800,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters of their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discounts and commissions proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public Offering Price	$	$	$
Underwriting Discounts and Commissions	$	$	$
Proceeds, Before Expenses, To Us	$	$	$

The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $525,000 and are payable by us. The underwriters have agreed to reimburse us for a portion of the expenses we will incur in the offering.

In compliance with the guidelines of the National Association of Securities Dealers, the maximum consideration or discount to be received by any NASD member may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to 270,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Citigroup Global Markets Inc., Needham & Company, LLC and Wachovia Capital Markets, LLC. Specifically, we and these individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	file or cause to be filed a registration statement or prospectus related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•	the securities to be sold in this offering or the convertible note offering;

•	for each officer and director, up to 5,000 shares that may be sold or otherwise disposed of by such executive officer or director;

•	our chief executive officer’s entry into a 10b5-1 trading plan following the completion of this offering that may provide for the sale of up to 20,000 shares each month for a period of ten months beginning in March 2006;

•	transfers as a bona fide gift, or by will or interstate succession; and

•	any shares of common stock issued or options or other rights to purchase or receive common stock granted pursuant to our existing employee benefits plans.

Notwithstanding the foregoing, if,

•	during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 15 days immediately following the last day of the 90-day period, the lock-up restrictions will continue to apply until the expiration of an 18-day period beginning on our issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Citigroup Global Markets Inc., Needham & Company, LLC and Wachovia Capital Markets, LLC waive, in writing, such extension.

The lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

The shares are quoted on the Nasdaq National Market under the symbol “CRDN.”

NASD Regulations

As discussed under “Use of Proceeds,” we intend to use the net proceeds from this offering and our concurrent convertible note offering to repay all the outstanding debt under our current credit facility, which was $110.9 million as of September 30, 2005. The primary lender under our credit facility, Wachovia Bank, National Association, is an affiliate of Wachovia Capital Markets, LLC, one of the underwriters in this offering and the convertible note offering and a member of the National Association of Securities Dealers, Inc., or NASD. Because more than ten percent of the net proceeds from the offering may be paid to members or affiliates of members of the NASD participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(h). However, because a bona fide independent market exists for our common stock, the NASD does not require that we use a qualified independent underwriter.

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of more shares than are listed on the cover of this prospectus supplement. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may reduce the short position by purchasing shares in the open market, or by exercising all or part of the over-allotment option described above. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

Similar to the other purchase transactions, the underwriters’ purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distributions

A prospectus supplement and an accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Other Relationships

Some of the underwriters and their affiliates have in the past and may in the future provide us with investment banking and advisory services. In particular, Needham & Company, LLC provided advisory services to us in connection with our acquisition of ESK Ceramics in August 2004, and Wachovia Capital Markets, LLC was the lead arranger and book runner for, and its affiliate, Wachovia Bank, National Association, is the administrative agent and collateral agent under, our existing credit facility. Additionally, Citigroup Global Markets Inc., Wachovia Capital Markets, LLC and Needham & Company, LLC are each acting as underwriters in a public offering of our senior subordinated convertible notes that is occurring concurrently with this offering. We intend to use a portion of the proceeds from this offering and the concurrent convertible note offering to repay amounts outstanding under our credit facility.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered by this prospectus supplement will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles and Costa Mesa, California.

EXPERTS

The consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 included in this prospectus supplement and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Ceradyne, Inc. incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so included or incorporated in reliance on the report (which contains an explanatory paragraph relating to the exclusion by management of ESK Ceramics and its subsidiaries from its assessment of internal controls over financial reporting as of December 31, 2004 because they were acquired by Ceradyne in a purchase business combination during 2004) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ESK Ceramics GmbH & Co. KG for the years ended December 31, 2001, 2002 and 2003, incorporated in this prospectus supplement by reference to our Current Report on Form 8-K, filed with the SEC on August 26, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on November 8, 2004, have been so incorporated in reliance on the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

CERADYNE, INC.

CERADYNE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders of Ceradyne, Inc.:

We have completed an integrated audit of Ceradyne, Inc.’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Ceradyne, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the Management Report on Internal Control over Financial Reporting appearing under Item 9A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (not separately presented herein), that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Management Report on Internal Control over Financial Reporting under Item 9A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (not separately presented herein), management has excluded ESK Ceramics and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2004 because they were acquired by the Company in a purchase business combination during 2004. We have also excluded the subsidiary, ESK Ceramics, from our audit of internal control over financial reporting. ESK Ceramics is a wholly owned subsidiary of the Company whose total assets and total revenues represent 56% and 17%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004.

/s/ PricewaterhouseCoopers LLP

Orange County, California

March 16, 2005

CERADYNE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share data)

	December 31,		September 30, 2005
	2003	2004
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,462	$4,521	$4,108
Short term investments	19,202	10,041	7,830
Accounts receivable, net of allowances for doubtful accounts of $112, $456 and $415 at December 31, 2003, 2004 and September 30, 2005	18,694	48,649	45,356
Other receivables	449	3,175	2,663
Inventories, net	16,921	47,673	68,659
Production tooling	3,690	7,868	12,294
Prepaid expenses and other	3,328	8,510	8,302
Deferred tax asset	1,325	4,210	3,676

Total current assets	75,071	134,647	152,888
Property, plant and equipment, net	27,625	162,278	154,066
Intangible assets, net	—	7,235	6,219
Goodwill	1,511	6,079	7,240
Other assets	—	6,115	5,625

Total assets	$104,207	$316,354	$326,038

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank line of credit	$—	$9,708	$2,000
Current maturities of long-term debt	—	1,100	1,100
Accounts payable	10,931	32,830	35,065
Accrued expenses	3,621	7,981	10,359
Income taxes payable	—	4,639	1,032

Total current liabilities	14,552	56,258	49,556
Long-term debt, less current maturities	—	108,625	107,800
Employee Benefits	—	10,735	10,236
Deferred tax liability	2,878	5,695	7,031

Total liabilities	17,430	181,313	174,623

Commitments and contingencies (Note 5)
Stockholders’ equity:
Common Stock, $.01 par value: 40,000,000 authorized; 23,896,665, 24,479,420 and 24,649,950 shares issued and outstanding at December 31, 2003, 2004 and September 30, 2005, respectively	72,496	79,964	84,419
Retained earnings	14,281	41,854	72,578
Deferred compensation	—	—	(1,599)
Accumulated other comprehensive (loss) income	—	13,223	(3,983)

Total stockholders’ equity	86,777	135,041	151,415

Total liabilities and stockholders’ equity	$104,207	$316,354	$326,038

The accompanying notes are an integral part of these consolidated statements.

CERADYNE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except for per share data)

	Years ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Net sales	$61,238	$101,473	$215,612	$132,240	$254,100
Cost of product sales	48,157	72,124	146,518	89,238	164,823

Gross profit	13,081	29,349	69,094	43,002	89,277
Operating expenses:
Selling	2,069	2,440	8,266	3,572	15,309
General and administrative	4,963	7,799	14,131	9,028	15,179
Research and development	2,080	2,111	3,341	1,881	5,641

	9,112	12,350	25,738	14,481	36,129

Operating income	3,969	16,999	43,356	28,521	53,148

Other income (expense)
Royalty income	216	151	146	90	92
Interest income	14	136	476	423	265
Miscellaneous	35	34	1,602	1,878	171
Interest expense	(102)	(32)	(1,661)	(382)	(4,987)

	163	289	563	2,009	(4,459)

Income before provision for income taxes	4,132	17,288	43,919	30,530	48,689
Provision for income taxes	1,447	6,051	16,346	11,742	17,965

Net income	$2,685	$11,237	$27,573	$18,788	$30,724

Net income per common share:
Basic	$0.14	$0.52	$1.14	$0.78	$1.25
Diluted	$0.14	$0.51	$1.12	$0.77	$1.23
Shares used in computing per common share amounts:
Basic	19,094	21,442	24,170	24,095	24,530
Diluted	19,709	21,900	24,598	24,491	25,006

The accompanying notes are an integral part of these consolidated statements.

CERADYNE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except for share data)

	Common Stock		Retained Earnings (Deficit)	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Number of Shares	Amount
Balance, December 31, 2001	18,906,086	$39,298	$359	—	—	$39,657
Issuance of common stock for stock purchase	115,715	438	—	—	—	438
Exercise of stock options	150,525	308	—	—	—	308
Net income	—	—	2,685	—	—	2,685

Balance, December 31, 2002	19,172,326	40,044	3,044	—	—	43,088
Offering of common stock	3,881,250	27,932	—	—	—	27,932
Issuance of common stock	135,779	421	—	—	—	421
Exercise of stock options	707,310	1,434	—	—	—	1,434
Tax benefit from exercise stock options	—	2,665	—	—	—	2,665
Net income	—	—	11,237	—	—	11,237

Balance, December 31, 2003	23,896,665	72,496	14,281	—	—	86,777
Comprehensive income:
Net income	—	—	27,573	—	—	27,573
Net unrealized loss on available-for-sale securities	—	—	—	—	(47)	(47)
Minimum pension liability, net	—	—	—	—	(325)	(325)
Cumulative translation adjustment	—	—	—	—	13,595	13,595

Total comprehensive income	—	—	—	—	—	40,796

Issuance of common stock	111,625	1,258	—	—	—	1,258
Issuance of common stock for acquisitions	107,095	2,140	—	—	—	2,140
Exercise of stock options	364,122	965	—	—	—	965
Tax benefit from exercise of stock options	—	3,112	—	—	—	3,112
Purchase of fractional shares from stock split	(87)	(7)	—	—	—	(7)

Balance, December 31, 2004	24,479,420	79,964	41,854	—	13,223	135,041
Comprehensive income:
Net income	—	—	30,724	—	—	30,724
Net unrealized loss on available-for-sale securities	—	—	—	—	(72)	(72)
Cumulative translation adjustment	—	—	—	—	(17,134)	(17,134)

Total comprehensive income	—	—	—	—	—	13,518

Issuance of common stock	45,962	1,208	—	—	—	1,208
Issuance of restricted stock	—	128	—	—	—	128
Exercise of stock options	124,568	852	—	—	—	852
Deferred compensation	—	1,599	—	(1,599)	—	—
Tax benefit from exercise of stock options	—	668	—	—	—	668

Balance, September 30, 2005 (unaudited)	24,649,950	84,419	72,578	(1,599)	(3,983)	151,415

The accompanying notes are an integral part of these consolidated statements.

CERADYNE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Cash flows from operating activities:
Net income	$2,685	$11,237	$27,573	$18,788	$30,724
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,941	3,328	7,554	3,529	11,143
Deferred income taxes	1,556	1,116	(216)	661	2,328
Stock compensation	—	—	—	—	92
Payments of loan fees	—	—	(3,227)	(3,227)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(3,294)	(7,095)	(14,373)	(5,685)	1,564
Other receivables	(56)	(178)	809	421	454
Inventories	(1,526)	(814)	(3,412)	(7,977)	(24,291)
Production tooling	(350)	(451)	(3,529)	(794)	(3,974)
Prepaid expenses	(511)	(1,128)	(3,604)	(2,130)	(167)
Other assets	—	—	746	56	(130)
Accounts payable	80	5,490	8,847	12,384	5,027
Accrued expenses	(182)	2,007	3,556	3,994	795
Income taxes payable	—	—	4,428	4,199	(3,839)
Tax benefit due to exercise of stock options	—	2,665	3,112	1,951	668
Other liabilities	—	—	1,311	—	—
Employee benefits	—	—	—	69	804
Deferred revenue	(57)	(213)	—	—	—
Warranty reserve	596	(596)	—	—	—

Net cash provided by operating activities	1,882	15,368	29,575	26,239	21,198
Cash flows from investing activities:
Purchases of property, plant and equipment	(5,585)	(12,293)	(26,563)	(20,206)	(15,203)
Redemption of short-term investments	—	(19,202)	9,088	9,044	2,197
Additional costs of acquisition	—	—	(141,280)	(141,251)	(1,505)

Net cash used in investing activities	(5,585)	(31,495)	(158,755)	(152,413)	(14,511)
Cash flows from financing activities:
Proceeds from common stock offering	—	28,419	—	—	—
Cost of common stock offering	—	(487)	—	—	—
Proceeds from issuance of stock due to exercise of options	308	1,434	965	716	852
Proceeds from issuance of stock for stock plans	438	421	1,251	831	1,208
Proceeds from issuance (payments) of long term debt	(100)	(158)	109,725	110,000	(825)
Borrowings on (reductions in) bank line of credit	2,390	(2,390)	9,708	5,497	(7,533)
Other	—	—	—	—	(36)

Net cash provided by (used in) financing activities	3,036	27,239	121,649	117,044	(6,334)
Effect of exchange rates on cash and equivalents	—	—	590	768	(766)

Increase (decrease) in cash and cash equivalents	(667)	11,112	(6,941)	(8,362)	(413)
Cash and cash equivalents, beginning of period	1,017	350	11,462	11,462	4,521

Cash and cash equivalents, end of period	$350	$11,462	$4,521	$3,100	$4,108

Supplemental disclosures of cash flow information:
Interest paid	96	40	1,345	52	5,059
Income taxes paid	20	2,398	10,281	5,495	19,640
Supplemental schedule of non-cash financing activities:
Fulfillment of 401(k) obligations through issuance of stock	205	361	556	351	591
Issuance of common stock in connection with Quest acquisition	—	—	2,140	2,140	—

The accompanying notes are an integral part of these consolidated statements.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Description of Business

Ceradyne develops, manufactures and markets advanced technical ceramic products and components for defense, industrial, automotive/diesel and commercial applications. The Company’s competitive advantage results from our expertise in ceramic material science as well as our vertically integrated approach of designing much of our key equipment and controlling the manufacturing process from raw material powders to finished product. This allows the Company to design and manufacture precision, high quality advanced technical ceramic products to meet demanding customer specifications. The Company markets its products to a broad range of industries in 50 countries. The Company’s customers include the U.S. government, prime government contractors and large industrial and commercial manufacturers.

In many high performance applications, products made of advanced technical ceramics meet specifications that similar products made of metals, plastics or traditional ceramics cannot achieve. Advanced technical ceramics can withstand extremely high temperatures, combine hardness with light weight, are highly resistant to corrosion and wear, and often have excellent electrical insulation capabilities, special electronic properties and low friction characteristics.

2.    Summary of Significant Accounting Policies

a. Principles of Consolidation and Nature of Operations

The consolidated financial statements include the financial statements of Ceradyne, Inc. (a Delaware Corporation), and its subsidiaries. Ceradyne, Inc. and its subsidiaries are collectively referred to herein as the “Company”. All significant intercompany accounts and transactions have been eliminated. Certain reclassification of prior year amounts have been made to conform with the current year presentation.

The Company develops, manufactures and markets advanced technical ceramic products and components for defense, industrial, automotive/diesel and commercial applications. Its products are sold to the U.S. government, prime government contractors and large industrial and commercial manufacturers.

b. Unaudited Interim Financial Information

The accompanying consolidated financial information for the nine months ended September 2004 and 2005, is unaudited. In the opinion of management, this information has been prepared on substantially the same basis as the annual consolidated financial statements and in accordance with generally accepted accounting principles for interim financial information. Accordingly, the interim financial information does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management the interim financial information contains all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the financial position and results of operations as of and for the periods ended September 30, 2004 and 2005. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.

c. Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d. Short Term Investments

The Company’s short term investments consist of marketable securities, primarily high-grade corporate and government securities. The Company classifies all of its investments as available-for-sale or held to maturity based on the Company’s intent. As of December 31, 2004, the amount classified as available for sale is $8.1 million, which is recorded at fair market value, with any unrealized gain or loss recorded as a component of other comprehensive income. The amount classified as held to maturity is $2.1 million, which is accounted for using amortized cost. The maturity dates for the held to maturity investments range from January through May 2005, therefore held to maturity securities have been recorded as current assets as of December 31, 2004.

e. Foreign Exchange Risk Management

The Company measures the financial statements of its foreign subsidiaries using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the rates of exchange prevailing during the year. Translation adjustments resulting from this process are included in stockholders’ equity. Gains and losses from foreign currency transactions are included in other income, miscellaneous.

f. Accounts Receivable, Net

The allowance for doubtful accounts includes management’s estimate of the amount expected to be uncollectable on specific accounts and unidentified accounts included in accounts receivable. In estimating the potential losses on specific accounts, management relies on in-house prepared analysis and review of other available information. The amounts the Company will ultimately realize could differ from the amounts assumed in arriving at the allowance for doubtful accounts in the accompanying financial statements.

The following are changes in the allowance for doubtful accounts for the years ended December 31, 2002, 2003 and 2004 (in thousands):

	Balance at Beginning of Year	Additions		Write-offs Net of Recoveries	Balance at End of Year
December 31, 2002	$101	$67		$57	$111
December 31, 2003	$111	$230		$229	$112
December 31, 2004	$112	$743	(1)	$399	$456

(1)	Additions in 2004 include $272 of allowance that was part of the ESK Ceramics acquisition.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

g. Inventories, Net

Inventories are valued at the lower of cost (first-in, first-out) or market. The write down of inventory for obsolete items is based on management’s estimate of the amount considered obsolete based on specific reviews of inventory items. In estimating the allowance, management relies on its knowledge of the industry as well as its current inventory levels. The amounts the Company will ultimately realize could differ from amounts estimated by management. Inventory costs include the cost of material, labor and manufacturing overhead. The following is a summary of inventories by component:

	December 31,		September 30, 2005
	2003	2004
			(unaudited)
Raw materials	$3,781	$11,697	$20,882
Work-in-process	9,494	22,344	28,726
Finished goods	3,646	13,632	19,051

	$16,921	$47,673	$68,659

h. Production Tooling

The Company’s production tooling primarily consists of graphite tooling used in the manufacturing and furnace processes. This tooling is being amortized over three to nine months.

i. Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	December 31,		September 30, 2005
	2003	2004
			(unaudited)
Land and Land Improvements	$2,586	$10,017	$9,204
Building improvements	5,581	54,483	49,914
Machinery and equipment	38,322	112,130	112,669
Leasehold improvements	4,840	11,134	12,535
Office equipment	3,958	9,302	10,454
Construction in progress	1,820	1,763	6,190

	57,107	198,829	200,966
Accumulated depreciation	(29,482)	(36,551)	(46,900)

	$27,625	$162,278	$154,066

Depreciation and amortization of property, plant and equipment are provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	30 years
Machinery and equipment	3 to 12 years
Office equipment	5 years
Leasehold improvements	Shorter of 10 years or the term of Lease

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maintenance, repairs and minor renewals are charged to expense as incurred. Repairs and maintenance expense approximated $1,151,000, $1,181,000 and $6,061,000 in 2002, 2003 and 2004, respectively. Additions and improvements are capitalized. When assets are disposed of, the applicable costs and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation expense approximated $2,941,000, $3,328,000 and $7,554,000 in 2002, 2003 and 2004, respectively.

i. Goodwill and Intangible Assets, Net

In accordance with SFAS 142, goodwill is not being amortized, but instead is subject to an annual assessment of impairment by applying a fair-value based test. The Company performs its annual assessment of impairment in the fourth quarter of each year.

The Company performs an annual impairment test for goodwill. Goodwill is allocated to four reporting units, which represents the Company’s operating segments. The Company’s reporting units for purposes of applying the provisions of SFAS 142 are: Advanced Ceramics Operations, Semicon Associates, Thermo Materials and ESK Ceramics. SFAS 142 requires the Company to compare the fair value of the goodwill and indefinite lived intangible assets to the carrying amount on an annual basis to determine if there is potential impairment. If the fair value of goodwill and/or indefinite lived intangible assets is less than the carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill and/or indefinite lived intangible assets is less than the carrying value. Fair value is determined based on discounted cash flows, market multiples or appraised values as appropriate. At December 31, 2004, the Company did not believe any impairment of goodwill had occurred. Intangible assets with definite lives are amortized over their estimated useful lives.

There were no changes in goodwill during the years ended December 31, 2002 and 2003. The roll forward of the goodwill balance by segment for the year ended December 31, 2004 is as follows (in thousands):

	December 31,				December 31,
	2004	Translation	ESK	Quest	2003
Goodwill:
ACO	$2,575	$—	$—	$1,946	$629
Semicon	603	—	—	—	603
Thermo	279	—	—	—	279
ESK	2,622	146	2,476	—	—

Total	$6,079	$146	$2,476	$1,946	$1,511

The rollforward of the goodwill balance for the nine months ended September 30, 2005 is as follows (in thousands):

	September 30,				December 31,
	2005	Translation	ESK	Quest	2004
	(unaudited)
Goodwill:
ACO	$2,608	$—	$—	$33	$2,575
Semicon	603	—	—	—	603
Thermo	279	—	—	—	279
ESK	3,750	(344)	1,472	—	2,622

Total	$7,240	$(344)	$1,472	$33	$6,079

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of intangibles assets at December 31, 2004 and September 30, 2005 were as follows (in thousands):

	December 31, 2004
	Gross Amount	Accumulated Amortization	Net Amount
Amortizing Intangibles Assets
Backlog	$548	$548	$—
Developed technology	5,045	112	4,933

	5,593	660	4,933

Non-Amortizing tradename	2,302	—	2,302

Total	$7,895	$660	$7,235

	September 30, 2005
		(unaudited)

	Gross Amount	Accumulated Amortization	Net Amount
Amortizing Intangibles Assets
Backlog	$525	$525	$—
Developed technology	4,453	288	4,165

	4,978	813	4,165

Non-Amortizing tradename	2,054	—	2,054

Total	$7,032	$813	$6,219

All of the intangible assets were acquired in 2004 (See Note 3). Amortization of definite-lived intangible assets will be approximately $504 in each of the fiscal years 2005 through 2009.

j. Sales Recognition

Sales are generally recorded when all of the following have occurred: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, and collection is reasonably assured. Management is required to make judgments about whether or not collectibility is reasonably assured. The Company reduces revenue with reserves for estimated price concessions and sales returns. Allowances, which are recorded at the time revenue is recognized, in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists,” are based upon historical price concessions and sales returns.

k. Net Income Per Share

Basic net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding plus the effect of any dilutive stock options and common stock warrants using the treasury stock method. All share data in these financial statements have been adjusted to give retroactive effect to a 3-for-2 split of the Company’s common stock in the form of a 50% stock dividend distributed on April 7, 2004, and a second 3-for-2 split of the Company’s common stock in the form of a 50% stock dividend distributed on January 18, 2005.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the number of shares entering into the computation of net income per common and common equivalent share (in thousands):

	Years ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)
Weighted average number of shares outstanding	19,094	21,442	24,170	24,095	24,530
Dilutive stock options and restricted stock	615	458	428	396	476

Number of shares used in dilutive computation	19,709	21,900	24,598	24,491	25,006

l. Accounting for Long-Lived Assets

In accordance with SFAS No. 144, long-lived assets and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit and adverse legal or regulatory developments. If it is determined that such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization periods, their carrying values are reduced to estimated fair market value. Estimated fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. For the purposes of identifying and measuring impairment, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

m. Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

n. Engineering and Research

The costs associated with application engineering and internally-funded research are expensed as incurred and are included in cost of product sales or other operating expenses. Costs associated with the research and development department were $2,080,000, $2,111,000 and $3,341,00 for years ended December 31, 2002, 2003 and 2004, respectively. In addition, the Company historically has and continues to engage in application engineering and internally funded research to improve and reduce the cost of products and to develop new products. Costs associated with the engineering department were approximately $1,531,000, $1,879,000 and $3,767,000 in 2002, 2003 and 2004, respectively, and are included in cost of product sales.

o. Fair Value of Financial Instruments

The carrying value of accounts receivable and trade payables approximates the fair value due to their short-term maturities. The carrying value of the Company’s unused line of credit is considered to approximate fair market value, as the interest rates of these instruments are based predominantly on variable reference rates. The carrying value of the Company’s long-term debt is a reasonable estimate of fair value as the rate of interest paid on the note approximates the current rate available for financing with similar terms and maturities.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

p. Income Taxes

The Company accounts for income taxes using the asset and liability approach. Under this approach, deferred taxes are determined based on the differences between the financial statements and the tax bases using rates as enacted in tax laws. A valuation allowance is established if it is “more likely than not” that all or a portion of the deferred tax asset will not be realized.

q. Stock-Based Compensation

The Company applies the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for stock-based compensation; therefore, no compensation expense has been recognized for its fixed stock option plans as options generally are granted at fair market value based upon the closing price on the date immediately preceding the grant date. The Company has adopted the disclosure requirements for SFAS No. 123, “Accounting for Stock-Based Compensation.” On December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation Transition and Disclosure, which amends SFAS No. 123. SFAS No. 148 requires more prominent and frequent disclosures about the effects of stock-based compensation, which we have adopted commencing with the year ended December 31, 2002. Accordingly, if compensation expense for the Company’s stock options had been recognized, based upon the fair value of awards granted, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts (in thousands, except share data):

	Years ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)
Net income (loss), as reported	$2,685	$11,237	$27,573	$18,788	$30,724
Deduct: total stock-based employee compensation expense determined under the fair value based method for all award, net of related tax effects	(222)	(435)	(873)	(473)	(602)

Pro forma net income	$2,463	$10,802	$26,700	$18,315	$30,122

Net income per Share:
Basic—as reported	$0.14	$0.52	$1.14	$0.78	$1.25
Basic—pro forma	$0.13	$0.50	$1.10	$0.76	$1.23
Diluted—as reported	$0.14	$0.51	$1.12	$0.77	$1.23
Diluted—pro forma	$0.12	$0.49	$1.09	$0.75	$1.20
Weighted average shares outstanding:
Basic	19,094	21,442	24,170	24,095	24,530
Diluted	19,709	21,900	24,598	24,491	25,006

The pro forma amounts were estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31,			September 30, 2005
	2002	2003	2004
				(unaudited)
Expected term (years)	7.0	7.0	7.0	7.0
Volatility	53.99%	56.97%	57.17%	56.64%
Annual dividend per share	$0.00	$0.00	$0.00	$0.00
Risk free interest rate	3.97%	3.62%	3.91%	3.98%
Weighted-average fair value of options granted	$3.50	$13.23	$33.29	$14.58

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

During the second quarter ended June 30, 2005, the Company issued 77,000 Restricted Stock Units (the “Units”) to certain directors, officers and employees with a grant date fair value of $22.68 per share for 62,000 and a grant date fair value of $21.46 for the remaining 15,000. Each Unit represents the right to receive one share of the Company’s Common Stock when the Unit vests. For directors, the Units vest annually over three years on the anniversary date of their issuance. For officers and employees, the Units vest annually over five years on the anniversary date of their issuance. Pursuant to APB 25, the Company records compensation expense for the amount of the grant date fair value on a straight line basis over the vesting period. The Company incurred charges associated with the vesting of the Units of $129,000 for the nine months ended September 30, 2005.

r. Comprehensive Income

Comprehensive income encompasses all changes in equity other than those arising from transactions with stockholders, and consists of net income, currency translation adjustments, pension adjustments and unrealized net gains and losses on investments classified as available-for-sale.

s. New Accounting Pronouncements

In May 2005 the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company is required to adopt the provisions of SFAS 154, as applicable, beginning in fiscal 2006. The Company does not expect the adoption of this standard to have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2004, Statement of Financial Accounting Standards No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (SFAS No. 151), was issued. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect adoption of this standard to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2 (“FAS 109-2”), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004.” FAS 109-2 provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,”

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) on enterprises’ income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FAS 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. The Company has not yet completed evaluating the impact of the repatriation provisions, however it does not anticipate the adoption will have a material impact on its consolidated financial statements. Accordingly, as provided for in FAS 109-2, the Company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

In December 2004, the FASB issued SFAS No. 153 (“FAS 153”), “Exchange of Nonmonetary Assets-an amendment of APB Opinion No. 29,” which amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. FAS 153 defines a nonmonetary exchange as having commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. The Company adopted FAS 153 in the third quarter ended September 30, 2005, and its adoption did not have a material effect on the Company’s financial position, results of operations or cash flows.

In December 2004, the Financial Accounting Standards Board (FASB) issued a revision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123R). SFAS 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance and eliminates the alternative to use Opinion 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. SFAS 123(R) requires all entities recognize compensation expense in an amount equal to the fair value of share-based payments (e.g. stock options and restricted stock) granted to employees. This applies to all transactions involving the issuance of the Company’s own equity in exchange for goods or services, including employee services. Upon adoption of SFAS 123(R), all stock option awards to employees will be recognized as expense in the income statement, typically over any related vesting period. SFAS 123(R) carried forward the guidance from SFAS 123 for payment transactions with non-employees. The Securities and Exchange Commission amended the compliance date on April 14, 2005, to require public companies to adopt the standard as of the beginning of the first annual period that begins after June 15, 2005. The Company will, therefore, be required to adopt SFAS 123(R) in the first quarter of 2006. The Company believes the impact of adopting SFAS 123(R) will be similar to the pro forma disclosure impact presented above in Note 2 of these Notes to Consolidated Financial Statements.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. Modified Prospective Method under which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2. Modified Retrospective Method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At this time, the Company has not determined which method of adoption it will use.

3.    Acquisitions

On August 23, 2004, the Company completed the acquisition of ESK Ceramics GmbH and Co. KG (“ESK Ceramics”) from Wacker-Chemie GmbH, pursuant to a Sale and Purchase Agreement dated June 30, 2004.

The purchase price was approximately $142.2 million, which included $4.7 million of transaction costs, of which $4.1 million were recorded as of December 31, 2004. The purchase price was financed with $110.0 million of long-term debt borrowed under a new credit facility of $160.0 million provided by a syndicate of banks and institutional lenders led by Wachovia Bank, pursuant to a Credit Agreement dated August 18, 2004. The balance of the purchase price and transaction costs was paid with a portion of the Company’s existing cash. ESK Ceramics, based in Kempten, Germany, is a manufacturer of industrial technical ceramic powders and advanced technical ceramic products.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” the acquisition has been accounted for under the purchase method of accounting. The estimates of fair value of the assets acquired and liabilities assumed are based on our estimates. The following table summarizes the components of the purchase price (in thousands):

Cash and debt incurred	$137,488
Transaction costs	4,677

Total purchase price	$142,165

Fair value of assets and liabilities assumed:
Cash	$610
Accounts receivable, net	14,263
Inventory	24,916
Property, plant and equipment	104,234
Other assets	9,295
Backlog	500
Developed technology	4,600
Tradename	2,100
Goodwill	3,060
Assumed liabilities	(21,413)

Net assets acquired	$142,165

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited pro-forma combined results of operations of the Company, assuming the acquisition had occurred as of January 1, 2003, are presented below. The pro-forma combined results of operations for the year ended December 31, 2003 and 2004 and the nine months ended September 30, 2004, include pro-forma results of operations for the acquisition described above and adjustments to intercompany sales, depreciation, amortization, pension costs, and interest. The pro-forma combined results of operations for the year ended December 31, 2003 and 2004 and the nine months ended September 30, 2004 contain the use of certain estimates and adjustments to reflect twelve months of results of operations for the acquisition discussed above. These combined results have been prepared for comparison purposes only and do not purport to be indicative of what operating results would have been, and may not be indicative of future operating results (in thousands except per share amounts):

	Years ended December 31,		Nine months ended September 30, 2004
	2003	2004
	(unaudited)		(unaudited)
Net Sales	$193,337	$281,619	$198,246
Net Income	13,765	28,870	20,086
Earnings per share:
Basic	$0.64	$1.19	$0.83
Diluted	$0.63	$1.17	$0.82

The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances.

On May 15, 2004, the Company completed the purchase of the assets and business of Quest Technology, LP, a privately held firm focusing exclusively on the injection molding of technical ceramics. The purchase price for the acquisition was approximately $2.7 million consisting of 107,095 newly issued shares of Ceradyne common stock, cash payments totaling approximately $300,000 and the assumption of certain liabilities. The purchase price was allocated to net tangible assets and goodwill of $714,000 and $1.9 million, respectively.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” the new intangible asset balance will be allocated between identifiable intangible assets and remaining goodwill. Goodwill will not be amortized but is subject to an ongoing assessment for impairment. The determination of the fair value of assets and liabilities as well as the identification of other intangible assets is continuing, and the final allocation may be significantly different.

4.    Debt and Bank Borrowing Arrangements

On August 18, 2004, the Company entered into a $160.0 million Credit Facility Agreement with Wachovia Bank, National Association, and a syndicate of banks and other institutional lenders. The obligations under the Credit Agreement are collateralized by substantially all of the assets of the Company and ESK Ceramics, other than real property. The Credit Agreement provided for a term loan in the amount of $110.0 million and a revolving line of credit in the amount of $50.0 million. The Company borrowed the entire $110.0 million under the term loan on August 18, 2004. Principal under the term loan is payable in installments of $275,000 on the last day of each calendar quarter commencing December 31, 2004, with a balloon payment of $102.6 million payable on August 18, 2011. Additional payments of principal are required annually in an amount equal to 50 percent of the Company’s “excess cash flow,” as defined in the Credit Agreement. Principal may be prepaid at any time, in whole or in part, without premium or penalty at the election of the Company. Accrued interest is payable with each installment of principal.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Borrowings under the Credit Agreement bear interest at a rate per annum equal to the base rate chosen by the Company plus a margin determined pursuant to the Credit Agreement. The Company may choose a base rate, which is equal to approximately the London interbank offered rate, commonly known as the LIBOR rate, for deposits in dollars for the interest period selected by the Company. The Company may also choose an “alternate base rate,” as defined in the Credit Agreement, which is a fluctuating interest rate per annum equal to the higher of either (a) the prime rate established by Wachovia Bank from time to time, or (b) one-half of one percent above the Federal Funds Rate. The applicable margin is, in respect to the term loan, 2.00 percent per annum if the LIBOR rate is used and 1.00 percent per annum if an alternate base rate is used. With respect to borrowings under the revolving line of credit, the applicable margin is 1.75 percent per annum through December 31, 2005, and thereafter, the margin is a percentage determined pursuant to the Credit Agreement ranging from 0.25 percent to 1.00 percent if an alternate base rate is chosen, and ranging from 1.50 percent to 2.25 percent if the LIBOR rate is chosen.

As of December 31, 2004, the Company borrowed a total of $109.7 million on the term loan. The interest rate on $95.0 million of the $109.7 million term loan is currently based on the LIBOR rate for a fixed period of six months, at an effective interest rate equal to 3.94 percent per annum. The interest rate on the $14.7 million balance is comprised of a $13.0 million amount based on the LIBOR rate for a fixed period of three months, at an effective interest rate equal to 4.38 percent per annum and a $1.7 million amount based on the LIBOR rate for a fixed period of approximately two months, at an effective interest rate equal to 4.50 percent per annum.

As of December 31, 2004, the Company borrowed a total of $9.7 million under the revolving line of credit. The interest rate on $5.0 million of the credit line is based on the LIBOR rate for a period of one month, at an effective rate equal to 4.19%. The interest rate on $2.0 million of the credit line is based on the prime rate plus a margin of one half of one percent, which equals 6.0%. While the remaining balance of $2.7 million, is based on the LIBOR rate for a period of 5 days, at an effective rate equal to 4.19%.

The interest rate on the $108.9 million term loan as of September 30, 2005 is currently based on the LIBOR rate for a fixed period of three months, at an effective interest rate equal to 6.00 percent per annum.

Pursuant to the bank line of credit, the Company is subject to certain covenants, which include, among other things, the maintenance of specified minimum amounts of tangible net worth and quick assets to current liabilities ratio. At September 30, 2005 and December 31, 2004, the Company was in compliance with these covenants.

As of September 30, 2005, the Company borrowed a total of $2.0 million under the revolving line of credit based on the prime rate plus a spread of 1.75 percent, resulting in a current effective interest rate on the revolving line of credit loan equal to 7.25 percent per annum. Additionally, approximately $2.3 million of the revolving line of credit has been reserved to support the issuance of outstanding letters of credit.

5.    Financial Instruments

Foreign Exchange Risk Management

The Company enters into foreign exchange forward contracts to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business operations. Accordingly, the Company enters into contracts which change in value as foreign exchange rates change to economically offset the effect of changes in value of foreign currency assets and liabilities, commitments and anticipated foreign currency denominated sales and operating expenses. The Company enters

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

into foreign exchange forward contracts in amounts between minimum and maximum anticipated foreign exchange exposures, generally for periods not to exceed one year. These derivative instruments are not designated as accounting hedges.

The Company measures the financial statements of its foreign subsidiaries using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the rates of exchange prevailing during the year. Translation adjustments resulting from this process are included in stockholders’ equity. Gains and losses from foreign currency transactions are included in other income, miscellaneous.

In June and July 2004, the Company entered into forward exchange contracts outstanding totaling approximately $126.0 million exchangeable into 110.0 million euros. These contracts were opened in connection with the purchase of ESK Ceramics and in August 2004 were converted into euros to serve as part of the purchase price. The fair market value of the contract at expiration in August 2004 was $1.9 million, which was recognized as a gain realized during the year ended December 31, 2004. As of September 30, 2005 and December 31, 2004, the Company did not have any outstanding forward exchange contracts.

6.    Income Taxes

The provision (benefit) for income taxes is comprised of the following for the year ended December 31, 2002, 2003 and 2004 (dollars in thousands):

	2002	2003	2004
Current	$(109)	$4,935	$16,562
Deferred	1,556	1,116	(216)

	$1,447	$6,051	$16,346

The components of the Company’s deferred tax asset (liability) as of December 31, 2003 and 2004 are as follows (dollars in thousands):

	2003	2004
Current Asset (Liability):
Inventory adjustments	$749	$1,929
Vacation accrual	243	402
Bad debt allowance	48	200
Accrued payroll	103	773
State taxes	182	983
Other	—	(77)

	$1,325	$4,210

Noncurrent (Liability) Asset:
Depreciation and amortization	$(3,060)	$(7,173)
Deferred compensation	24	1,041
State taxes	158	199
Other	—	238

	$(2,878)	$(5,695)

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effective income tax rate for the years ended December 31, 2002, 2003 and 2004 differs from the Federal statutory income tax rate due to the following items (dollars in thousands):

	2002	2003	2004
Income before taxes	$4,132	$17,288	$43,919

Provision for income taxes at federal statutory rate (35%)	1,405	5,878	15,372
State income taxes, net of federal benefit	98	698	2,210
Permanent Items	—	—	(410)
Credits	—	(456)	(197)
Other	(56)	(69)	(629)

Provision (benefit) for income taxes	$1,447	$6,051	$16,346

Effective tax rate	35.00%	35.00%	37.22%

The exercise of stock options represents a tax benefit and has been reflected as a reduction of taxes payable and an increase to the additional paid-in capital account. The benefit recorded was $3.1 million for the year ended December 31, 2004.

7.    Employee Retirement and Other Benefit Plans

Supplemental Retirement Plan

In December 1988, the Board of Directors of the Company approved the adoption of a supplemental retirement plan, the Ceradyne SMART 401(k) Plan (the Plan), in which substantially all employees are eligible to participate after completing 90 days of employment. Participation in the Plan is voluntary. An employee may elect to contribute up to fifteen percent (15% or the maximum deferred tax amount of $16,000 in 2004, whichever is less) of the employee’s pretax compensation as a basic contribution. The Company may contribute any amount which the Board of Directors annually determines appropriate. Company contributions fully vest and are non-forfeitable after the participant has completed five years of service. The Company’s related contributions for the years ended December 31, 2002, 2003 and 2004 were $205,000, $361,000 and $556,000, respectively.

The Company’s contribution is in the form of shares of its common stock. The number of shares to be contributed will be determined by dividing the total Company match for the Plan year by the higher of the market value per share of common stock as of the end of that Plan year (December 31), or the audited book value per share of common stock as of the end of that Plan year. The participants’ cash contributions may be invested, at their discretion, in several funds.

Based on the market value per share of the Company’s common stock on December 31, 2004, a total of 14,589 shares were contributed in 2005 as the Company’s matching contribution under the Plan for 2004. After that contribution, there were 569,224 shares remaining and available for future contribution under the Plan.

Pension and Postretirement Benefit Plans

In connection with the acquisition of ESK Ceramics in August 2004, the Company sponsors a defined benefit pension plan in Germany related to its ESK Ceramics employees.

These pension benefits are rendered for the time after the retirement of the employees by payments into legally independent pension and relief facilities. They are generally based on length of service, wage level and position in the company. The direct and indirect obligations comprise obligations for pensions that are already paid currently and expectations for pensions payable in the future.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of net periodic benefit cost under the pension plan for the year ended 2004 (subsequent to the acquisitions) and the nine months ended September 30, 2005 (unaudited) were (in thousands):

	2004	2005
Service cost	$439	$1,058
Interest cost	490	1,224
Expected return on plan assets	(512)	(1,197)
Amortization of unrecognized gain	—	11

Net periodic benefit cost	$417	$1,096

The weighted-average assumptions used to determine net periodic benefit costs were as follows:

2004
Discount rate	5.5%
Expected return on plan assets	6.0%
Rate of compensation increase	3.0%

Components of the change in benefit obligation, change in plan assets and funded status for the Company’s pension plans for December 31, 2004 were as follows (in thousands):

2004
Change in benefit obligation:
Benefit obligation, at date of acquisition	$26,457
Service cost	439
Interest cost	490
Actuarial (gain) loss	3,073
Benefits paid	424
Impact of foreign currency translation	2,789

Benefit obligation, end of period	$33,672

Change in plan assets:
Fair value of plan assets, at date of acquisition	$24,788
Actual return on plan assets	392
Company contribution	192
Employees contribution	192
Benefits paid	(46)
Impact of foreign currency translation	2,426

Fair value of plan assets, end of period	$27,944

Funded status of plans	(5,728)
Unrecognized net actuarial gain (loss)	3,440

Net liabilities recognized	$2,288

Amounts recognized in the consolidated balance sheet consist of:
Prepaid pension costs	3,573
Accrued pension liability	(6,408)
Accumulated other comprehensive loss	548

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2004, the overall allocation of the plan assets was 45% in bonds, 25% in equities, 18% in real estate and 12% in cash and private equity funds. The expected long-term rate of return on plan assets assumption is based on numerous factors including historical rates of return, long-term inflation assumptions, current and future financial market conditions and expected asset allocation.

The Company expects to contribute $1.4 million to its defined benefit plans in 2005, contributions made by the Company were $454,000 (unaudited) for the nine months ended September 30, 2005.

The following estimated future benefit payments are expected to be paid in the years indicated (in thousands):

2005	$206
2006	256
2007	334
2008	391
2009	516
2010-2014	4,289

Additional Minimum Liability

The increase of the minimum pension liability in 2004 resulted in an after tax reduction of stockholders’ equity by $325,000 and is included in other comprehensive loss.

8.    Commitments and Contingencies

a. Operating Lease Obligations

The Company leases certain of its manufacturing facilities under noncancelable operating leases expiring at various dates through December 2015. The Company incurred rental expense under these leases of $1,096,000, $1,050,000 and $1,276,000 for the years ended 2002, 2003 and 2004, and $1,418,000 (unaudited) for the nine months ended September 30, 2005, respectively. The approximate minimum rental commitments required under existing noncancelable leases as of December 31, 2004 are as follows (dollars in thousands):

2005	$1,427
2006	610
2007	623
2008	599
Thereafter	2,201

$5,460

b. Legal Proceedings

From time to time, the Company is involved in legal proceedings incidental to its business. The Company believes that pending actions, individually and in the aggregate, will not have a material adverse effect on its financial condition, results of operations or cash flows, and that adequate provision has been made for the resolution of such actions and proceedings.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Disclosure About Segments of Enterprise and Related Information

The Company serves its markets and manages its business through four segments, each of which has its own distinct products, manufacturing facilities and administrative and selling functions. The Company’s Advanced Ceramic Operations, located in Costa Mesa, Irvine and San Diego, California, Lexington, Kentucky and Wixom, Michigan primarily produces armor and orthodontic products, components for semiconductor equipment, and houses the Company’s SRBSN research and development activities. The Company’s cathode development and production are handled through its Semicon Associates division located in Lexington, Kentucky. Fused silica products, including missile radomes, are produced at the Company’s Thermo Materials division located in Scottdale and Clarkston, Georgia. Ceramic powders including boron carbide, boron nitride, silicon nitride and silicon carbide are produced at the Company’s ESK Ceramics subsidiary located in Kempten, Germany and Bazet, France. ESK Ceramics also manufactures evaporation boats, high performance pump seals and functional and frictional coatings.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEGMENT STATEMENT OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2002, 2003 AND 2004 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2004 AND 2005

(amounts in thousands)

	Years ended December 31,			Nine months ended September 30, (unaudited)
	2002	2003	2004	2004	2005
Revenue from External Customers
ACO ESK Ceramics Semicon Associates Thermo Materials	$47,291 — 6,042 7,905	$80,464 — 6,861 14,148	$159,791 36,019 7,509 12,293	$107,728 8,679 5,868 9,965	$158,766 80,744 5,418 9,172

Total	$61,238	$101,473	$215,612	$132,240	$254,100

Depreciation and Amortization
ACO ESK Ceramics Semicon Associates Thermo Materials	$2,001 — 456 484	$2,474 — 369 485	$3,508 3,033 385 628	$2,382 398 301 448	$4,108 6,042 280 713

Total	$2,941	$3,328	$7,554	$3,529	$11,143

Segment Income before Provision for Income Taxes
ACO ESK Ceramics Semicon Associates Thermo Materials	$4,132 — 403 (403)	$16,201 — 321 766	$43,901 (596 533 81)	$30,076 (161 456 159)	$41,563 6,840 525 (239)

Total	$4,132	$17,288	$43,919	$30,530	$48,689

Segment Assets
ACO ESK Ceramics Semicon Associates Thermo Materials	$53,423 — 5,897 6,659	$89,828 — 5,685 8,694	$120,365 177,889 5,874 12,226	$106,497 163,569 5,778 11,940	$144,089 163,133 5,914 12,902

Total	$65,979	$104,207	$316,354	$287,784	$326,038

Expenditures for PP&E
ACO ESK Ceramics Semicon Associates Thermo Materials	$4,717 — 241 627	$11,237 — 224 832	$19,825 3,186 587 2,965	$16,642 560 429 2,575	$9,070 4,312 185 1,636

Total	$5,585	$12,293	$26,563	$20,206	$15,203

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEGMENT STATEMENT OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2002, 2003 AND 2004 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2004 AND 2005—(Continued)

(amounts in thousands)

	Years ended December 31,			Nine months ended September 30, (unaudited)
	2002	2003	2004	2004	2005
U.S. net sales (in %)
ACO ESK Ceramics Semicon Associates Thermo Materials	74% 0% 8% 7%	76% 0% 6% 13%	69% 4% 2% 4%	76% 2% 4% 5%	57% 11% 2% 2%

Total U.S. net sales (in %)	89%	95%	79%	87%	72%

Foreign net sales (in %)
ACO ESK Ceramics Semicon Associates Thermo Materials	3% 0% 2% 6%	3% 0% 1% 1%	5% 13% 1% 2%	5% 4% 1% 3%	3% 24% 0% 1%

Total Foreign net sales (in %)	11%	5%	21%	13%	28%

Total net sales (in %)
ACO ESK Ceramics Semicon Associates Thermo Materials	77% 0% 10% 13%	79% 0% 7% 14%	74% 17% 3% 6%	81% 6% 5% 8%	60% 35% 2% 3%

Total net sales (in %)	100%	100%	100%	100%	100%

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands)

The following is revenue by product line for Advanced Ceramic Operations:

	Years ended December 31,			Nine months ended September 30, (unaudited)
	2002	2003	2005	2004	2005
Semiconductor	$1,314	$1,146	$1,418	$1,024	$847
Armor	26,197	58,348	127,140	83,519	131,830
Orthodontics	7,061	9,024	9,765	7,725	7,462
Automotive	5,494	4,998	11,685	8,304	12,087
Other	7,225	6,948	9,783	7,156	6,540

	$47,291	$80,464	$159,791	$107,728	$158,766

10.    Stock Options

The Company has a stock option plan, the 2003 Stock Incentive Plan, and an employee stock purchase plan, the 1995 Employee Stock Purchase Plan.

The Company may sell up to 562,500 shares of stock to its full-time employees under the 1995 Employee Stock Purchase Plan. The Company sold 66,031 shares, 76,498 shares and 58,549 shares in 2002, 2003 and 2004, respectively, under the 1995 Employee Stock Purchase Plan. Employees may purchase shares at the lower of 85 percent of the quoted market value of the shares as determined on the first or last day of the plan year. As of December 31, 2004, the Company has 54,651 shares available under the 1995 Employee Stock Purchase Plan.

The Company was authorized to grant options for up to 2,362,500 shares under its 1994 Stock Incentive Plan. The Company has granted options for 2,691,225 shares and has had cancellations of 369,011 shares through December 31, 2004. The options granted under this plan were granted at an exercise price at or above the fair market value of the Company’s common stock at the date of grant, and generally became exercisable over a five-year period for incentive stock options and six months for nonqualified stock options.

The Company may grant options for up to 1,125,000 shares under the 2003 Stock Incentive Plan. As of December 31, 2004, the Company has granted options for 471,375 shares. There have been cancellations of 8,250 shares associated with this plan through December 31, 2004. Options are granted at or above the fair market value at the date of grant and generally become exercisable over a five-year period for incentive stock options and six months for nonqualified options.

CERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of stock option activity:

	2002		2003		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,587,960	$2.29	1,788,435	$2.35	1,317,600	$3.91
Options granted	362,250	$2.63	249,750	$9.70	221,625	$22.19
Options exercised	(150,525)	$(2.05)	(707,310)	$(2.04)	(364,122)	$(2.65)
Options cancelled	(11,250)	$(2.80)	(13,275)	$(2.53)	(29,400)	$(6.17)
Outstanding, end of year	1,788,435	$2.35	1,317,600	$3.91	1,145,703	$7.79
Exercisable, end of year	1,110,960	$4.98	648,900	$2.29	543,978	$4.08

The following table summarizes information regarding options outstanding and options exercisable at December 31, 2004:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$1.44 - $2.81	291,000	2.88	$2.07	189,075	$2.00
$2.98 - $4.35	440,403	6.13	$3.22	255,678	$3.11
$10.53	196,425	8.02	$10.53	99,225	$10.53
$21.84 - $22.67	217,875	9.10	$22.18	—	—

11.    Quarterly Financial Information (unaudited)

The results by quarter for 2003 and 2004 are as follows:

	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Net sales	$19,182	$22,106	$27,043	$33,142
Gross profit	4,917	6,294	8,173	9,965
Net income	1,512	2,220	3,297	4,209
Basic income per share	$0.08	$0.11	$0.14	$0.18
Diluted income per share	$0.08	$0.11	$0.14	$0.17

	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Net sales	$36,687	$39,225	$56,329	$83,371
Gross profit	11,653	13,394	17,956	26,091
Net income	5,012	6,482	7,294	8,785
Basic income per share	$0.21	$0.27	$0.30	$0.36
Diluted income per share	$0.21	$0.26	$0.30	$0.35

PROSPECTUS

CERADYNE, INC.

$200,000,000

Common Stock

Debt Securities

Warrants

We may, from time to time in one or more offerings, sell up to $200,000,000 in the aggregate of:

•	shares of our common stock;

•	our secured or unsecured debt securities, in one or more series, which may be either senior, senior subordinated or subordinated debt securities;

•	warrants to purchase shares of our common stock;

•	warrants to purchase our debt securities; or

•	any combination of the foregoing.

We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplement may also add, update or change information in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to offer or sell securities unless it includes a prospectus supplement.

Our principal executive offices are located at 3169 Red Hill Avenue, Costa Mesa, California 92626, and our telephone number is (714) 549-0421.

Our common stock is quoted on the Nasdaq National Market under the symbol “CRDN.” On November 29, 2005, the closing sale price as quoted on the Nasdaq National Market was $46.56 per share.

Investing in the securities we may offer involves various risks. See the sections entitled “ Risk Factors” on page 1 and “Note Regarding Forward-Looking Statements” on page 2. Additional risks associated with an investment in our company as well as with the particular types of securities will be described in the related prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 1, 2005.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may offer from time to time up to $200,000,000 of the following securities:

•	shares of our common stock;

•	our secured or unsecured debt securities, in one or more series, which may be either senior, senior subordinated or subordinated debt securities;

•	warrants to purchase shares of our common stock;

•	warrants to purchase our debt securities; or

•	any combination of the foregoing.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that describes the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add, update or change information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement together with additional information described below under “Information Incorporated By Reference.”

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept or reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will set forth the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them. See “Plan of Distribution.”

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement, and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “will,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words. All statements contained or incorporated by reference in this prospectus and any prospectus supplement regarding our future strategy, future operations, projected financial position, estimated future revenues, projected costs, future prospects, the future of our industries and results that might be obtained by pursuing management’s current plans and objectives are forward-looking statements.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus, the date of any prospectus supplement, or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our security holders. We do not undertake and specifically decline any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments.

We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in this prospectus and supplements to this prospectus under the caption “Risk Factors” as well as in our most recent Annual Report on Form 10-K, including without limitation under the captions “Business—Risk Factors,” “Management Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk,” in our most recent Quarterly Report on Form 10-Q, and in other documents that we may file with the SEC, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus and any prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read our SEC filings over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549. In addition, copies of these reports and other information may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can get further information about the SEC’s Public Reference Room by calling 1-800-SEC-0330.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all the information in the registration statement. We have omitted parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, as amended, including exhibits, at the SEC’s public reference facilities or website. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. The following documents filed with the SEC (in each case, File No. 000-13059) are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;

•	our Current Report on Form 8-K, filed with the SEC on August 26, 2004 (but excluding information “furnished” under Items 7.01 and 9.01), as amended by Amendment No. 1 thereto (with respect to the consolidated financial statements of ESK Ceramics GmbH & Co. KG for the years ended December 31, 2001, 2002 and 2003 included in Item 9.01), filed with the SEC on November 8, 2004, as further amended by Amendment No. 2 thereto, filed with the SEC on October 21, 2005;

•	our Current Report on Form 8-K (dated February 28, 2005) filed with the SEC on March 4, 2005;

•	our Current Report on Form 8-K, filed with the SEC on May 26, 2005;

•	our definitive Proxy Statement dated April 18, 2005, filed in connection with our 2005 Annual Meeting of Stockholders; and

•	the description of our common stock contained in our registration statement on Form 8-B filed under the Exchange Act on June 8, 1987, including any amendment or report hereafter filed for the purpose of updating such description.

We are also incorporating by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed.

You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents, other than exhibits to such documents, free of charge upon written or oral request to Jerrold J. Pellizzon, 3169 Red Hill Avenue, Costa Mesa, California 92626, telephone: (714) 549-0421.

CERADYNE, INC.

We develop, manufacture and market advanced technical ceramic products, ceramics powders and components for defense, industrial, automotive/diesel and commercial applications. Our competitive advantage results from our expertise in ceramic material science as well as our vertically integrated approach of designing much of our key equipment and controlling the manufacturing process from raw material powders to finished product. This allows us to design and manufacture precision, high quality advanced technical ceramic products to meet demanding customer specifications. Our customers include the U.S. government, prime government contractors and large industrial and commercial manufacturers in both domestic and international markets.

Our principal executive offices are located at 3169 Red Hill Avenue, Costa Mesa, California 92626, and our telephone number is (714) 549-0421. We maintain a website at www.ceradyne.com. The reference to our website address does not constitute incorporation by reference into this prospectus of the information contained at that site. We are organized as a Delaware corporation.

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds from the sale of our securities offered hereby. Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of securities offered by this prospectus to repay or refinance debt, and for working capital, capital expenditures and other general corporate purposes. We may also use the proceeds to fund acquisitions of businesses, technologies or product lines that complement our current business. However, we currently have no commitments or agreements for any specific acquisitions. Pending application of the net proceeds, we intend to invest the net proceeds of the offering in investment-grade, interest-bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30, 2005
	2000	2001	2002	2003	2004
Ratio of earnings to fixed charges	20.7	17.7	9.8	46.3	19.8	9.1

GENERAL DESCRIPTION OF SECURITIES

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, in one or more offerings, up to $200,000,000 in the aggregate of:

•	shares of our common stock, par value $0.01 per share;

•	our secured or unsecured debt securities, in one or more series, which may be either senior, senior subordinated or subordinated debt securities;

•	warrants to purchase common stock or debt securities; or

•	any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale.

We may issue the debt securities as exchangeable for and/or convertible into shares of our common stock. The common stock, the debt securities, and the warrants are collectively referred to herein as the securities. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that describes the specific amounts, prices and terms of the securities we offer. The securities involve various risks that we will describe in the section entitled “Risk Factors” that will be included in each prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

We have authority under our restated certificate of incorporation, as amended, to issue up to 40,000,000 shares of common stock, par value $0.01 per share. As of November 15, 2005, there were 24,658,350 shares of our common stock outstanding.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, except in the election of directors stockholders are entitled to cumulate their votes if timely notice is given as provided in our restated certificate incorporation, as amended. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. Upon the liquidation, dissolution or winding up of Ceradyne, the holders of common stock are entitled to receive ratably our assets available after the payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. The following description of debt securities will apply to the debt securities offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a particular series of debt securities may specify different or additional terms.

We may offer under this prospectus up to $200,000,000 aggregate principal amount of secured or unsecured debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $200,000,000. The debt securities may be either senior debt securities, senior subordinated debt securities or subordinated debt securities.

The debt securities offered hereby will be issued under an indenture between us and a trustee. We have filed a copy of the form indenture as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. We have summarized select portions of the indenture below. The summary is not complete.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and detailed or determined in the manner provided in a Board of Directors’ resolution, an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement.

We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the initial offering price, the aggregate principal amount and the following terms of the debt securities:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where the principal of, premium, and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

We may issue debt securities that are exchangeable and/or convertible into shares of our common stock. The terms, if any, on which the debt securities may be exchanged for and/or converted will be set forth in the applicable prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Payment of Interest and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary, or a nominee of the Depositary (we will refer to any debt security represented by a global debt security as a book-entry debt security), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a certificated debt security), as described in the applicable prospectus supplement. Except as described under “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

Certificated Debt Securities. You may transfer or exchange certificated debt securities at the trustee’s office or paying agencies in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may transfer certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the old certificate representing those certificated debt securities and either we or the trustee will reissue the old certificate to the new holder or we or the trustee will issue a new certificate to the new holder.

Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary.

The Depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security, whom we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by the global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of the ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described herein, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, to exercise any rights of a holder under the indenture, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if that person is not a participant, on the procedures of the participant through which that person owns its interest.

We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

We will make payments of principal of, and premium and interest on book-entry debt securities to the Depositary or its nominee, as the case may be, as the registered holder of the related global debt security. We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the Depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of the Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each global debt security if the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have any of the book-entry debt securities of any series represented by one or more global debt securities and, in that event, we will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information in this section concerning the Depositary and the Depositary’s book-entry system from sources we believe to be reliable. We take no responsibility for the Depositary’s performance of its obligations under the rules and regulations governing its operations.

No Protection in the Event of a Change in Control

Unless we provide otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control).

Covenants

Unless we provide otherwise in the applicable prospectus supplement, the debt securities will not contain any restrictive covenants, including covenants restricting us or any of our subsidiaries from incurring, issuing, assuming or guarantying any indebtedness secured by a lien on any of our or our subsidiaries’ property or capital stock, or restricting us or any of our subsidiaries from entering into any sale and leaseback transactions.

Consolidation, Merger and Sale of Assets

Unless we provide otherwise in the applicable prospectus supplement, we may not consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a “successor person”), and we may not permit any person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

•	the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met.

Events of Default

Unless we provide otherwise in the applicable prospectus supplement, “event of default” means with respect to any series of debt securities, any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of such payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable;

•	default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

•	default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of our bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. An event of default may also be an event of default under our bank credit agreements or other debt securities in existence from time to time and under certain guaranties by us of any subsidiary indebtedness. In addition, certain events of default or an acceleration under the indenture may also be an event of default under some of our other indebtedness outstanding from time to time.

Unless we provide otherwise in the applicable prospectus supplement, if an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing (other than certain events of our bankruptcy, insolvency or reorganization), then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by written notice to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, of all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, of all outstanding debt securities will become and be immediately due and payable without any declaration or other act by the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before the trustee has obtained a judgment or decree for payment of the money due, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion under “Modification and Waiver” below. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an event of default and the continuation of an event of default.

Unless we provide otherwise in the applicable prospectus supplement, the indenture will provide that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

Unless we provide otherwise in the applicable prospectus supplement, no holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a certificate as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

Unless we provide otherwise in the applicable prospectus supplement, we and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We and the trustee may not make any modification or amendment without the consent of the holder of each affected debt security then outstanding if that amendment will:

•	change the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from that acceleration);

•	make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities, the right of holders to institute suit for the enforcement of any payment or the right of holders to waive past defaults or to amend the limitations described in this bullet point; or

•	waive a redemption payment with respect to any debt security or change any of the provisions with respect to the redemption of any debt securities.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all the debt securities of that series, waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series; PROVIDED, HOWEVER, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance. The indenture provides that, unless the terms of the applicable series of debt securities provide otherwise, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of the series, to replace stolen, lost or mutilated debt securities of the series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations (as described at the end of this section), that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of such payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The indenture provides that, unless the terms of the applicable series of debt securities provide otherwise, upon compliance with certain conditions, we may omit to comply with the restrictive covenants contained in the indenture, as well as any additional covenants contained in a supplement to the indenture, a board resolution or an officers’ certificate delivered pursuant to the indenture. The conditions include:

•	depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Events of Default. In the event we exercise our option, as described above, not to comply with certain covenants of the indenture with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we will remain liable for those payments.

“Foreign government obligations” means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

•	direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged, which are not callable or redeemable at the option of the issuer thereof; or

•	obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer thereof.

DESCRIPTION OF THE WARRANTS

We may issue debt warrants to purchase debt securities, as well as equity warrants to purchase common stock. The warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants are to be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as shall be set forth in the prospectus supplement relating to warrants being offered pursuant to such prospectus supplement. The following description of warrants will apply to the warrants offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a particular series of warrants may specify different or additional terms.

Debt Warrants

The applicable prospectus supplement will describe the terms of debt warrants offered, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the provisions, if any, for changes to or adjustments in the exercise price;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each debt security;

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant;

•	the date on which the right to exercise the debt warrants will commence, and the date on which this right will expire;

•	the maximum or minimum number of debt warrants which may be exercised at any time;

•	a discussion of any material federal income tax consequences of holding or exercising the debt warrants; and

•	any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of debt warrants.

Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon exercise and will not be entitled to payment of principal of or any premium, if any, or interest on the debt securities purchasable upon exercise.

Equity Warrants

The applicable prospectus supplement will describe the following terms of equity warrants offered:

•	the title of the equity warrants;

•	the securities (i.e., common stock) for which the equity warrants are exercisable;

•	the price or prices at which the equity warrants will be issued;

•	the provisions, if any, for changes to or adjustments in the exercise price;

•	the date on which the right to exercise the equity warrant shall commence and the date on which the right will expire;

•	if applicable, the number of equity warrants issued with each share of common stock;

•	if applicable, the date on and after which the equity warrants and the related common stock will be separately transferable;

•	a discussion of any material federal income tax consequences of holding or exercising the equity warrants; and

•	any other terms of the equity warrants, including terms, procedures and limitations relating to the exchange and exercise of equity warrants.

Holders of equity warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as our stockholders.

The exercise price payable and the number of shares of common stock purchasable upon the exercise of each equity warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of common stock or a stock split, reverse stock split, combination, subdivision or reclassification of common stock. In lieu of adjusting the number of shares of common stock purchasable upon exercise of each equity warrant, we may elect to adjust the number of equity warrants. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of equity warrants, but we will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of our property as an entirety or substantially as an entirety, the holder of each outstanding equity warrant shall have the right to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock into which the equity warrant was exercisable immediately prior to such transaction.

Exercise of Warrants

Each warrant will entitle the holder to purchase for cash such principal amount of securities or shares of stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants offered thereby. After the close of business on the expiration date, unexercised warrants will become void.

The warrants may be exercised as set forth in the prospectus supplement relating to the warrants offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

PLAN OF DISTRIBUTION

We may sell the securities through underwriters or dealers, through agents, or directly to one or more purchasers or through a combination of these methods. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

•	the name or names of any underwriters, if any, and if required, any dealers or agents;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to such prevailing market prices; or

•	negotiated prices.

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

If we use underwriters in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to specific limited conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

If we use a dealer in the sale of the securities being offered pursuant to this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities, and any institutional investors or others that purchase securities directly and then resell the securities, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act.

We may provide agents and underwriters with indemnification against particular civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

In addition, we may enter into derivative transactions with third parties (including the writing of options), or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions, provided that such short positions were not entered into prior to the date that the registration statement, of which this prospectus is a part, was declared effective by the SEC. We may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or in a post-effective amendment.

All securities we offer other than common stock will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

Underwriters may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the securities being offered as long as the stabilizing bids do not exceed a specified maximum. Underwriters may over-allot the offered securities in connection with the offering, thus creating a short position in their account. Syndicate covering transactions involve purchases of the offered securities by underwriters in the open market after the distribution has been completed in order to cover syndicate short positions. Underwriters may also cover an over-allotment or short position by exercising their over-allotment option, if any. Stabilizing and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of these transactions. These transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Stradling Yocca Carlson & Rauth, a Professional Corporation, 660 Newport Center Drive, Suite 1600, Newport Beach, California, will provide us with an opinion as to the legality of the securities we are offering.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Ceradyne, Inc. incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the exclusion by management of ESK Ceramics and its subsidiaries from its assessment of internal controls over financial reporting as of December 31, 2004 because they were acquired by Ceradyne in a purchase business combination during 2004) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ESK Ceramics GmbH & Co. KG for the years ended December 31, 2001, 2002 and 2003, incorporated in this prospectus by reference to our Current Report on Form 8-K, filed with the SEC on August 26, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on November 8, 2004, have been so incorporated in reliance on the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ceradyne, inc.
ADVANCED TECHNICAL CERAMICS

Ceramic Orthodontic Brackets

Ceradyne's translucent ceramic orthodontic brackets provide an aesthetic replacement for traditional steel braces.

Vehicle Armor Systems

Ceradyne is developing prototypes of lightweight ceramic armor systems for vehicle applications.

Ceramic Crucibles

Ceradyne's crucibles are used as the receptacle for melting silicon in order to produce polycrystalline silicon solar cells.

EKagrip® Functional Coatings

ESK Ceramics' functional coatings permit a positive locking mechanism for a range of automotive applications.

Medical Components

Ceradyne's injection molded small ceramic parts are utilized in complex medical implants and surgical instruments.